



healthetech™

Empower individuals and
professionals by creating a dynamic
health information platform
and simple monitoring tools
that improve health outcomes
and quality of life.

ANNUAL REPORT 2002



CORPORATE PROFILE

HealtheTech, Inc. develops and markets technologically advanced, and cost-effective, proprietary medical and commercial devices for measuring important health parameters. Last year, we introduced our first measurement devices, the BodyGem® and MedGem®* indirect calorimeters to the market. These breakthrough devices measure oxygen consumption to determine resting metabolic rate (RMR). Measuring RMR, which establishes how many calories a person burns at rest each day and accounts for 75 percent of a healthy person's total metabolism, can be central to the success of medical nutrition therapy and to achieving weight management and fitness goals.

Prior to the introduction of these devices, there had been no cost-effective, easy-to-use and accessible device for measuring metabolism. The HealtheTech system consists of handheld metabolic measurement devices, single-use disposable breathing attachments, and software applications designed to be used with our devices. The HealtheTech system enables healthcare professionals and wellness advisors to quickly, accurately and cost effectively determine the measured RMR of a patient or client.

FINANCIAL HIGHLIGHTS

Dollars in thousands		2000	2001	**2002**
Revenue	$	484	2,893	**13,531**
Gross profit (loss)	$	428	(2,468)	**6,686**
Operating expenses	$	14,404	17,751	**23,882**
Loss from continuing operations	$	(13,725)	(19,722)	**(16,811)**
Basic and diluted weighted average number of shares outstanding		5,520,719	8,868,852	**13,067,140**
Total assets	$	11,869	25,576	**38,780**
Total liabilities	$	3,795	7,241	**6,902**
Total stockholders' equity	$	8,074	18,335	**31,877**

ABOUT THE COVER

The cover of our annual report is an oversized silhouette of our MedGem device. The cutout and year "2002" depict the LCD screen on the MedGem device and the RMR readout. The MedGem and BodyGem devices, along with the software applications that form the HealtheTech system, are the first in a series of products that we believe will enable us to fulfill our vision which is stated on the cover.

* The MedGem device by HealtheTech measures VO^2 to determine RMR. RMR is calculated using the Weir equation and a constant RQ value of 0.85 (RMR=8.831 x VO^2). Weir, J.B., New Methods for Calculating Metabolic Rate with Special Reference to Protein Metabolism, J. Physiol., 1949, 109, pages 1-9

Metabolism

Resting Metabolic Rate (RMR) Accounts for up to 75 Percent of the Calories We Burn on a Daily Basis.



Proteins
Fats
Carbohydrates
Resting Metabolic Rate
Lifestyle
Exercise
CALORIES IN
CALORIES OUT

ENERGY BALANCE EQUATION

Each of us is unique; so is our metabolism. Factors such as age, sex, muscle mass, illness and genetics determine RMR. Measuring RMR, rather than estimating, is vital to nutrition assessment and weight management. Our scientifically based technology allows users to simply and accurately quantify both sides of the energy balance equation.

Letter to Shareholders

HealtheTech's revenue is diversified across both products and markets. We generate revenue primarily from the sale of measurement devices, software and disposable mouthpieces.

Letter to Shareholders

The year 2002 was a watershed year for HealtheTech. We successfully launched our MedGem® device for the medical markets, and began full scale distribution of our BodyGem® device in non-medical markets, introduced version 2.0 of our BalanceLog software, and penetrated each of our target markets through strategic partnerships. We sold approximately 4,500 MedGem and BodyGem indirect calorimeter devices, over 580,000 single-use disposables, and more than 65,000 copies of our BalanceLog™ software. These sales generated over $13 million in revenue compared with approximately $3 million in 2001. This momentum validates our view that there are significant market opportunities for our breakthrough technology.

Despite these successes, 2002 was also a year of challenges and learning experiences for the Company. We believe that our business model is working, but it is unfolding at a slower pace than we originally anticipated. We did not make our revenue goal for the year and lowered our revenue outlook for 2003. That said, we believe we are now better positioned, through the lessons learned in 2002, to focus the Company and build shareholder value.

In the balance of this letter we will discuss the history of HealtheTech, describe our technology and the markets we serve, and outline our business strategy for 2003 and beyond.

The genesis of HealtheTech – and our core concept of providing an affordable, cost-effective and widely accessible means for obtaining metabolism measurements – goes back many years. Researching nutritional adequacy in an intensive care setting in the early 1980s, Dr. Mault found startling results: significant numbers of patients were routinely being underfed which was leading to adverse outcomes for patients and increased costs for payers. Dr. Mault realized that this underfeeding occurred because nutritional requirements were being estimated rather than measured; not because measurement of nutritional requirements was impossible but because it was difficult, costly and time-consuming. Dr. Mault believed that if a cost-effective and accessible way to measure metabolism could be developed, its use would both improve medical outcomes and reduce costs. It would also provide significant benefit in non-medical settings such as weight management, and sports and fitness.

Today, that vision has become reality. HealtheTech has established a robust intellectual property portfolio encompassing the technology, components and methodology around in-air-flow measurement of metabolism. The Company has 26 issued U.S. and foreign


healthetech

James Dennis
President and
Chief Operating Officer

James Mault, MD
Chairman and
Chief Executive Officer

patents and 129 pending U.S. and foreign patents. With the breakthrough technology embodied in the MedGem and BodyGem devices, for the first time, the measurement of metabolism is accessible, affordable and cost-effective.

According to the U.S. Surgeon General, more than 64 percent of adult Americans are overweight or obese and more than 13 percent of children in the U.S. are following their lead. More than 300,000 Americans will die this year from causes attributable to overweight and obesity. Type II diabetes is at an all-time high and the adult-onset disease is now being diagnosed, for the first time, in children at alarming rates. According to the National Institutes of Health, obesity is a recognized independent risk factor or aggravating agent for more than 20 diseases including cardiovascular disease, high blood pressure, lipid disorders, gallbladder disease, osteoarthritis, sleep apnea, respiratory problems and certain cancers. The economic cost of obesity in the United States in 2000 was $117 billion. HealtheTech's technology provides a solution to this epidemic threatening the lives of millions.

REVENUE


in millions
13.5
12
9
6
3
2.7
.5
0
2000 2001 2002
Revenue

The science behind the measurement of metabolism is well understood and has been well-documented by researchers and professionals working in the field. The older, more complicated methods, the gold standard Douglas Bag technique and the metabolic cart, are relatively complex, cumbersome and costly technologies that have inhibited the routine measurement of metabolism. Like these technologies, the MedGem and BodyGem devices measure VO^2, or oxygen consumption, to determine resting metabolic rate (RMR). But unlike the older methods, the MedGem and BodyGem devices are handheld, self-calibrating, simple to use and cost effective.

The development and commercialization of these new measurement devices has allowed HealtheTech, for the first time, to offer, scientifically based and validated devices that determine RMR with a short breathing test. Our BalanceLog software makes the individualized RMR measurement "actionable" to the consumer by creating a personalized weight management and nutrition monitoring program. Together, the measurement device and software create the HealtheTech system. We believe that the HealtheTech system provides solid growth opportunities for the Company in the three broad markets we initially targeted: medical nutrition therapy in medical settings, weight management, and sports and fitness.



1997
34 States have 15-19% obesity rate; 3 have 20% rate.



1999
26 States have 15-19% obesity rate
18 have 20% rate


1997
1998
1999
2000
February 1998
HealtheTech incorporated
healthetech
June 1999
First working BodyGem prototype

Business Model

HealtheTech's business model is based on diversification, recurring revenue and operating leverage. Revenue is diversified across both products and markets. We generate revenue from the sale of devices, software and disposable mouthpieces. Over time, we expect that more than half of our revenue will come from the recurring sale of these disposables. We sell into numerous end-user markets, including medical, weight management and fitness. Recently our software has been made broadly available to consumers in mass market retail channels.

BALANCE SHEET


in millions
80
60
40
20
0
2000
2001
2002
Assets
Liabilities
Equity

In order to effectively penetrate our target markets, we have joined forces with best-of-breed partners leveraging their market knowledge, experience and sales relationships to maximize our opportunities. We believe this strategy will allow us to grow more rapidly without incurring the cost and time associated with building a direct sales force. Similarly, we have world-class partners in areas such as outsourced manufacturing, and customer service that allow us to focus on our areas of core competency while still delivering exceptional products and services.

Strategy

Our first full year in the marketplace provided many valuable lessons. For example, based on interest and feedback from existing and potential partners, we confirmed our belief that there is a significant market opportunity for our products. The benefit of measuring RMR in medical, weight management and fitness settings is without question. We also learned that although there is significant demand for our products, a successful sale and rollout to end users is dependent upon a program or context within which the measurement is performed.



2001
30 states have 20-24% obesity rate;
all states have rate of 15-19%
or more except Colorado (10% or less)

"Overweight and obesity may soon cause as much preventable disease and death as cigarette smoking."

-U.S. Surgeon General

April 2002
IRS makes cost of participating in weight loss program as a treatment for the disease of obesity tax deductible



2001
2002
2003



December 2001
First BodyGem commercial shipments

January 2002
MedGem receives FDA clearance

July 2002
HealtheTech IPO

December 2002
BalanceLog 2.0 released



Obesity Trends Source: Mokdad AH, et al. J Am Med Assoc 1999;282:16, 2001;286:10.

We have taken the lessons we learned in 2002 and formed specific strategies that we are now implementing. First, in our core medical segment we are laying the groundwork for successful penetration and adoption. This includes working with several national medical associations that are drafting practice guidelines for use by medical practitioners. These guidelines are expected to spell out the settings, conditions and frequency for metabolic measurements in the clinical setting. We are also working with several hospitals and clinics across the country that are focused on clinical studies directed towards medically supervised weight management programs, and weight and nutrition management programs directed at Type II diabetes patients. In addition to providing clear clinical outcomes and cost benefit, these studies may also help establish metabolic measurement as a standard of care leading to expanded reimbursement opportunities with private and government payers. Secondly, we are focused on strengthening our existing relationships and building new ones to help establish RMR measurements and our software as key components in nutrition, fitness and weight management programs. We are also taking specific partner successes, using them as models, and transferring them across partners. Finally, we are working with our retail partners who sell our BalanceLog software to help them more tightly link the software sale with initial and repeat RMR measurements. All of these initiatives will require time and effort, but we believe they will play a major role in increasing adoption of our products in 2003 and beyond.

PATENTS

26 issued US and foreign patents and 129 pending US and foreign patents.

At its core, HealtheTech is a medical device company. However, we have significant growth opportunities in non-medical markets. Our focus for 2003 is to properly prioritize and execute against these opportunities in order to deliver growth and increase shareholder value. We thank you for your continued support.

James W. Dennis
President and
Chief Operating Officer

James R. Mault, MD
Chairman and
Chief Executive Officer

RMR Can Vary Substantially Among Similar Individuals


A
B
C
D
E

	A	B	C	D	E
Predicted Calories	1714	1740	1743	1744	1743
Actual Calories	1263	1523	1778	1979	2152

Subjects of Same Height and Weight

Resting Energy Expenditure, Body Composition, and Excess Weight in the Obese".
Gary D. Foster, et al. Metabolism, Vol. 37, No. 5 (May) 1988. pgs 467-472.

RMR varies from person to person. Current methods of estimating RMR are inaccurate for many individuals, which leads to ineffective weight management plans. In addition, each individual's metabolism can change over time as a result of weight loss, caloric restriction, age, exercise or change in body composition. Frequent measurement provides valuable information required to adjust health and fitness plans.

"Now every dietitian and nutrition practitioner will have their own unique diagnostic tools."

Carol Ireton-Jones, PhD, RD, LD, CNSD, FACN
NUTRITION THERAPY SPECIALIST, CARROLTON, TX



"What people need are tools to better manage their health and nutrition by balancing both sides of the energy balance equation."

James Hill, PhD
DIRECTOR, CENTER FOR HUMAN NUTRITION,
UNIVERSITY OF COLORADO HEALTH SCIENCES CENTER



The Story

The obesity epidemic threatens to devastate the lives of millions of Americans. More than 300,000 people died in 2002 by causes attributable to overweight and obesity, and 64 percent of adult Americans face a similar fate. More than 13 percent of children in the U.S. are overweight or obese, and Type II diabetes, a disease that has historically affected only adults, is now threatening to shorten the lives of American children. Medical experts, including the U.S. Surgeon General, say the answers is to find a way to take control of the problem and provide solutions.

HealtheTech has a unique, clinically based and viable solution. HealtheTech, Inc. (Nasdaq:HETC) is a Colorado-based company that develops and markets medical devices and software which measure important health parameters. The HealtheTech solution is simple. It is rooted in the energy balance equation – calories in vs. calories out. If a person consumes more calories than their body burns, they will gain weight. If they consume fewer, they will lose weight. This is scientific fact! In order to manage energy balance, it is necessary to know both the number of calories consumed and the number of calories burned. HealtheTech's platform technology provides simple, accurate and accessible tools to professionals and consumers that empower them with the information they need to make better decisions affecting their health and nutrition on a daily basis.

HealtheTech's platform technology makes the routine, individual measurement of metabolism in medical, weight management and fitness environments not only possible, but practical. HealtheTech's MedGem and BodyGem indirect calorimeters are the first handheld devices for the measurement of metabolism. With a five to ten minute breathing test, the devices measure the amount of oxygen being consumed by the body. Since the body uses oxygen only to convert food into energy, metabolism is directly derived from oxygen consumption. Our BalanceLog software then allows consumers to manage their energy balance equation based on their individual weight management and fitness goals, and personalized to their unique metabolism.

Our Markets

"The validation study that we performed in our laboratories concluded that the BodyGem is a valid and reliable device for measuring oxygen consumption and calculating RMR."

David Nieman, DR.PH,
DIRECTOR, HUMAN PERFORMANCE LABORATORY,
APPALACHIAN STATE UNIVERSITY, BOONE, NC



HealtheTech's platform technology provides tools for professionals in three broad markets: medical, weight management and fitness. These markets include in-patient and out-patient medical care, in-home measurement, commercial weight management, commercial fitness, retail pharmacy and diagnostic service centers, corporate wellness programs, and day spas and resorts.

Professionals use HealtheTech's platform technology to assess their clients and patients for nutrition, fitness and weight management. With an estimated 64 percent of American adults currently overweight or obese, our technology allows professionals in each of our markets to provide individualized nutrition assessment and personalization for weight management and fitness programs.

In the medical market, professionals use HealtheTech's MedGem indirect calorimeter, a device that received FDA 510(k) clearance in January of 2002. Professionals in the weight management and fitness markets use HealtheTech's BodyGem device. We believe there is an annual opportunity for up to 250 million metabolic measurements in the U.S. alone – up to 90 million in the medical market and up to 160 million in weight management and fitness.

Professionals in each of these markets, as well as consumers, can use HealtheTech's BalanceLog software for nutrition and weight management. The product is available through HealtheTech's website, www.healthetech.com, through HealtheTech service providers, and in select national retail locations such as SAM's Club pharmacies and select Wal-Mart stores.







Weight Management



"BalanceLog's user-friendly technology makes it easy to track food consumption and physical activity. Logging and self-monitoring are proven methods of improving success in long-term weight management."

Sach St. Jeor, PhD, RD
PROFESSOR AND CHIEF, DIVISION OF MEDICAL NUTRITION, DEPARTMENT OF INTERNAL MEDICINE, UNIVERSITY OF NEVADA

"A simple, portable device such as this is long overdue and should enhance our ability to provide the appropriate nutrition for each individual patient on a routine basis."

George Blackburn, MD, PhD
HARVARD MEDICAL SCHOOL, BETH ISRAEL DEACONESS MEDICAL CENTER





"Knowing my own RMR gave me the power to achieve my weight loss goals."

Kris McKinney
BodyGem user

HealtheTech set out to create a new category of affordable, easy-to-use health monitoring solutions based on scientific research, innovative and proprietary technology, and a sound medical foundation. We believe these products will enable health and wellness professionals to provide routine and accurate measurement of important health parameters that have been difficult to quantify in the past.

Our first suite of products fill an unmet need in the areas of nutrition assessment, Medical Nutrition Therapy (MNT), nutrition monitoring for better patient care, and weight management. Our MedGem and BodyGem devices, the first handheld indirect calorimeters for medical and commercial use, measure oxygen consumption to determine resting metabolic rate for assessing calorie needs in patients and consumers.

Nutrition is a vital component of every facet of healthcare including the care of patients with diabetes, heart disease, high blood pressure and obesity, as well as conditions that place patients at risk for malnutrition, such as cancer, burns, trauma, infection, obstructive lung disease and HIV.


MedGem

Our Devices

"As a personal trainer, using the BodyGem device on my clients has opened their eyes to the importance of good nutrition. Most were underestimating their calories on a daily basis. What a great tool!"

Heather Stevens
ATHLETICS DIRECTOR, COLORADO ATHLETIC CLUB





Historically, weight management professionals and consumers have not had access to the tools they need for successful and sustained weight management. Having information on each person's individual metabolism provides the basis for a personalized program and allows the program to be adjusted as metabolism changes during weight loss or gain.

The **MedGem** indirect calorimeter, a handheld device which received FDA 510(k) clearance in 2002, has been validated against the "gold standard" Douglas Bag. It accurately and reliably measures VO^2 giving dietitians, physicians, respiratory therapists and other healthcare professionals an accurate measurement of oxygen consumption. This translates directly into the number of calories needed to properly feed a patient. Current practices of nutritional assessment are most often based on educated guesses and population-derived averages and can potentially put patients at risk for under or overfeeding.

The **BodyGem** device is a handheld product that allows health and fitness professionals in commercial markets to measure and monitor a client's Resting Metabolic Rate (RMR)– the number of calories a person burns each day at rest. RMR can account for up to 75 percent of total metabolism and varies from person-to-person based on a number of factors. Understanding and monitoring a person's unique RMR provides ultimate control in managing nutrition, weight and general fitness.

Our Software

"If you use BalanceLog, you're more in tune with your body. You know what you're eating and you're more accountable. It's so easy."

ReNae Rubio
BALANCELOG USER



Our BalanceLog software to manage weight and nutrition allows clients and consumers to establish a personalized program based on their unique metabolism. The BalanceLog Pro software allows consumers to share their data with professionals who can monitor progress and provide feedback and support.

The extensive food and exercise database allows users to accurately log and track calories in and calories out for ultimate control over nutrition and energy balance. BalanceLog has more than 4,000 foods, including brand-name foods and menu items from national restaurant chains and over 300 exercises.


BalanceLog
based on your own metabolism

BalanceLog allows users to track nutrients, such as carbohydrates, protein, fats, sodium, sugar, cholesterol, fiber and some vitamins, to achieve a healthier diet. The software runs on Microsoft® Windows® based PCs, Palm OS® handheld devices and the web.



"BalanceLog is a tool that takes the guesswork out of managing calories in and calories out. It gives my clients a running balance of where they are on their food intake and exercise relative to their goals and allows me to monitor their progress."

Brian Barkley, ACSM HFI, NSCA CPT
FUNCTIONAL CONDITIONING, ARVADA, CO,



"The simplicity of the BalanceLog software has made it very easy to use, and I get maximum results."

Rindy Leeds
BALANCELOG USER


BalanceLog - Marla Smith
My Day
Today
November 14, 2002
Current Balance
Thursday, November 14, 2002
Meal Breakdown


BalanceLog - Marla Smith
Body Tracking
Weight
Body Fat
RMR
Enter New Weight Measurement
Date
Weight
Add to Log
Progress Chart
Delete Item

BalanceLog synchronizes between Microsoft® Windows® based PCs, Palm OS® devices and the web so consumers can log food and exercise from home, work or away.



"Mead Johnson Nutritionals is pleased to partner with HealthTech to distribute and promote the MedGem indirect calorimeter and related software and supplies to dietitians, physicians and hospital-based nutrition support services."

John Moss

MEAD JOHNSON NUTRITIONALS,
DIRECTOR MEDGEM SALES AND MARKETING



"At HEALTHSOUTH the patient is always our number one concern. We pride ourselves in providing superior patient care in a pristine, comfortable environment. By partnering with HealtheTech, we have expanded our continuum of care to include an avenue for nutrition and wellness that did not exist before. We believe this is a strong partnership and look forward to continued success in 2003."

Rikki Schisler,
NATIONAL PROJECTS DIRECTOR, HEALTHSOUTH


MedGem

PARTNERING OPPORTUNITIES

Medical	Commercial
Hospitals and Medical Centers	Weight Management Centers
Outpatient Clinics	Health and Fitness Centers
Skilled Nursing Homes	Corporate Wellness Programs
Extended Care Facilities	Home Measurement and Health Services
Rehabilitation Centers	Diagnostics and Retail Pharmacies
Home Health Care	Day Spas, Salons and Resort Services
Physician and Dietitian Offices	Retail Outlets

Our Partners



"Having a technology that is based on sound science makes the HealtheTech products very exciting for EAS. They provide real information that empowers our customers to make better decisions every day."

Geoffrey Silbert
VICE PRESIDENT BUSINESS DEVELOPMENT, EAS

HealtheTech's health monitoring and weight management products serve a broad range of customers in both medical and commercial settings. They are used by healthcare and medical professionals to offer better patient and client care.

We have garnered strategic relationships with best-of-breed partners in the medical and consumer markets. Our medical partners include Mead Johnson Nutritionals, HEALTHSOUTH, and MicroLife Corporation. Commercial and consumer partners include Bally Total Fitness; US Wellness; Nature's Sunshine Products; SAM'S Club pharmacies; EAS; and Wal-Mart.

Our goal is to continue to grow our existing markets and to expand into new markets and channels, to enable broader access to our products and services by professionals and consumers.

Corporate Information

Board of Directors

James R. Mault, MD
Chairman & Chief Executive Officer,
HealtheTech, Inc.

James W. Dennis
President & Chief Operating Officer,
HealtheTech, Inc.

Khalid Al-Mansour, PhD
Legal & Financial
Consultant

Vernon Brunner
President,
Brunner Marketing Solutions

Allen Krass
Partner,
Gifford, Krass, Groh, Sprinkle, Anderson & Citkowski, PC.

Charles Rothstein
Founder & Senior Managing Director,
Beringea LLC,

Arthur Samberg
Chairman,
Pequot Capital

Robert Theis
General Partner,
Doll Capital Management

Executive Staff

James R. Mault, MD
Chairman and
Chief Executive Officer

James W. Dennis
President and
Chief Operating Officer

Sandy D. MacPherson
General Manager &
Chief Marketing Officer

Kamal Hamid
Vice President of Investor Relations
and Strategic Planning

Michael E. Jaroch
Vice President of Human Resources

Noel L. Johnson, PhD
Chief Technology Officer

Jay T. Kearney, PhD
Vice President of Clinical Affairs

Stephen E. Webb
Chief Financial Officer

DeWayne R.Youngberg
Vice President, General Counsel,
and Secretary

Scientific Advisory Group

Chairman

James O. Hill, PhD
Director, Center for Human Nutrition,
University of Colorado Health
Sciences Center, Denver, CO

Group Members

Charles Billington, MD
Professor of Medicine, VA Medical
Center, Special Diagnosis and
Treatment Unit, Minneapolis, MN

George L. Blackburn, MD, PhD
Associate Director of Nutrition,
Division of Nutrition, Harvard Medical
School, Beth Israel Deaconess
Medical Center, Boston, MA

Steven Blair, PED
Director of Research, Cooper Institute
for Aerobics Research, Dallas, TX

Richard Branson, RT
Assistant Professor of Clinical Surgery,
Department of Surgery, Division of
Trauma and Critical Care, University
Hospital Medical Center,
Cincinnati, OH

Gary Foster, PhD
Department of Psychiatry, Weight and
Eating Disorder Program, University of
Pennsylvania, Philadelphia, PA

John P. Grant, MD
Professor of Surgery, Duke University
Medical Center, Durham, NC

Steven Heymsfield,
Deputy Director, Obesity Research,
St. Luke's-Roosevelt Hospital Center,
Columbia University College of
Physicians and Surgeons,
New York, NY

Carol Ireton-Jones, PhD, RD, LD, CNSD, FACN
Nutrition Therapy Specialist,
Carrollton, TX

Danny O. Jacobs, MD, MPH, CNSP
Chair, Department of Surgery, Duke
University Medical Center, Durham,NC

Janet King, PhD
Director, USDA Western Research
Center, University of California,
Davis, CA

Samuel Klein, MD
William H. Danforth Professor of
Medicine and Nutritional Science
Director, Center or Human Nutrition,
Washington University, St. Louis, MO

Steven A. McClave, MD
Medical Director, Gastroenterology/
Clinical Nutrition Vencor Hospital,
Louisville, KY; Director, Clinical
Nutrition, University of Louisville
School of Medicine, Louisville, KY

Michael M. Meguid, MD, PhD
Professor, General and Oncological
Surgery, Upstate Medical University,
Syracuse, NY

David Nieman, Dr. PH
Director, Human Performance
Laboratory, Appalachian State
University, Boone, NC

Sachiko St. Jeor, PhD, RD
Professor and Chief,
Division of Medical Nutrition,
Department of Internal Medicine,
University of Nevada

Tom Storer, PhD
Director, Exercise Physiology, Muscle
& Aging Research Unit, El Camino
College, Torrance, CA

Investor Relations

For more information, questions or
additional copies of this 2002 Annual
Report and investor kits, please contact
Investor Relations at 303.526.5085 or
visit www.healthetech.com

Stock Information

HealtheTech, Inc. is listed on the Nasdaq
National Market under the symbol
HETC.

Annual Meeting

Tuesday, May 7, 2003
10:00 A.M. Mountain Time
523 Park Point Drive
Golden, Colorado 80401

Transfer Agent

American Stock Transfer
& Trust Company
59 Maiden Lane, NY, NY 10038

Legal Counsel

Cooley Godward LLP
380 Interlocken Crescent, Suite 900
Broomfield, Colorado 80021-8023

Auditors

KPMG LLP
Denver, Colorado

Corporate Headquarters

HealtheTech, Inc.
523 Park Point Drive
Golden, Colorado 80401
1.800.345.4207

Website

www.healthetech.com

The foregoing Letter to Shareholders and Annual Report contain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to the safe harbors created thereby. Such forward-looking statements include statements regarding: the size of market opportunities for the Company and demand for its products and services; future progress of our business model; potential to build shareholder value; growth opportunities for the Company in its target markets; proportion of future revenue from disposables sales; ability to grow without a direct sales force; the timing and content of prac*tice guidelines and outcome of clinical studies; the potential to establish metabolic measurement a standard of care and the potential for expanded reimbursement opportunities;* the success of the Companies current strategies; the size of growth opportunities in non-medical markets; the size of the market for metabolic measurements in the U.S.; the dollar size of markets for the Company's products in the U.S.; the ability of the Company's products to fill unmet needs; the features and benefits of the Company's products; and the Company's ability to expand into new markets and channels for its products and services. Estimates as to future period results and expectations herein are based on a number of assumptions. Such estimates are also based upon internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, operating efficiencies and economic conditions, such as prices, supply and demand and cost of raw materials. Statements offered by third parties herein are their own and not necessarily shared by the Company. Statements relating to the future activities of our partner and other third parties are based on information we believe to be reliable. Although HealtheTech believes its expectations are based on reasonable assumptions and reliable information, actual results could differ materially from those projected in the forward-looking statements as a result of known and unknown risk factors and uncertainties. Such factors may include, but are not limited to, expectations regarding: demand for the Company's products and services; viability of and success in executing against the Company's business model and strategies; delays in publication of practice guidelines and completion of clinical studies and the products, results and outcomes thereof; decisions of third parties that negatively affect establishment of use of the Company's products and reimbursement for such use; the presence, size, timing and growth rates of market opportunities for the Company's products and services; the failure of the Company's products to offer anticipated features and benefits; and the Company's ability to expand into new markets for its products and services. This forward-looking information may prove to be inaccurate and *actual results may differ significantly from those anticipated if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealized or if other unex*pected conditions or events occur. Reference is made to the discussion of risk factors detailed in the Company's filings with the Securities and Exchange Commission. HealtheTech undertakes no obligation to subsequently update or revise the forward-looking statements made in this news release to reflect events or circumstances after the date of this release.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File No.: 000-49871

HEALTHETECH, INC.

(Exact name of Registrant as specified in its charter)

Delaware	77-0478611
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

523 Park Point Drive, 3rd Floor, Golden, Colorado 80401
(Address of principal executive offices, including zip code)

(303) 526-5085
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $.001 par value per share

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the Common Stock held by non-affiliates of the Registrant as of February 14, 2003 was approximately $30,013,630 based upon the closing sale price of the Registrant's Common Stock on such date, as reported on the Nasdaq National Market. Shares of Common Stock held by each executive officer and director and each person owning more than 5% of the outstanding Common Stock of the Registrant have been excluded in that such persons may be deemed to be affiliates of the Registrant. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 14, 2003, the Registrant had 19,565,506 shares of Common Stock, $.001 par value per share, outstanding.

Documents Incorporated By Reference

Portions of the definitive proxy statement for the Registrant's 2002 Annual Meeting of Stockholders to be held on May 7, 2003, are incorporated by reference in Part III of this Form 10-K.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Form 10-K contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements involve risks and uncertainties and are not historical facts but rather are based on current expectations, estimates and projections about our industry, our beliefs and assumptions. We use words such as "anticipate," "expect," "intend," "plan," "believe," "seek," "estimate" and variations of these words and similar expressions to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include those described in "Risk Factors" and elsewhere in this Form 10-K. You should not place undue reliance on these forward-looking statements, which reflect our view only as of the date of this Form 10-K. Readers are urged to carefully review and consider various disclosures made by us in this report and our other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect our business.

PART I

ITEM 1. BUSINESS

Overview

We were incorporated in Delaware in February 1998 and design, develop and market technologically advanced and proprietary handheld medical devices and software for the measurement and monitoring of important health parameters. Our current health monitoring devices measure oxygen consumption (also known as oxygen uptake) to calculate resting metabolic rate, or RMR. The accurate measurement of resting metabolic rate, which establishes how many calories a person burns per day at rest and represents up to 75% of the total calories burned by a healthy individual per day, is important to the success of medical therapy and to achieving weight management and fitness goals. However, an accurate, cost-effective and practical device for measuring and monitoring metabolism has not previously been available. The HealtheTech system, which consists of handheld health monitoring devices, single-use disposable facemasks and mouthpieces and stand-alone software applications designed to be used with our devices, enables healthcare professionals and wellness advisors to quickly, accurately and cost effectively measure and monitor the metabolism of a patient or client. We believe that by making metabolism measurements broadly accessible, the HealtheTech system has the potential to become a standard of care in the medical therapy, weight management and fitness markets.

Our initial health monitoring devices include MedGem for the medical market, which received 510(k) clearance for prescription use from the FDA and commenced initial sales in January 2002, and BodyGem for the weight management, nutrition monitoring and fitness markets, which was commercially launched in November 2001. We are also developing FitGem for use in athletic and fitness training, cardiac and pulmonary rehabilitation, occupational therapy and sports medicine. Our BalanceLog software was launched in November 2001 and allows users to create a weight management system that incorporates RMR measurements from our devices. A key element of our strategy is to establish relationships with large, prominent companies for the distribution of the HealtheTech system in each of our target markets. We operate as a single business segment.

Industry Background

The proper management of an individual's nutritional and weight management needs is enhanced by the accurate measurement of metabolism. This has historically been most often performed by use of a large and expensive machine either in a research lab or in the hospital setting. Because of the cost, complexity and time required to measure an individual's metabolism using this method, healthcare professionals and wellness advisors primarily rely on estimation methods which are based on such factors as height, weight, sex and age. However, these estimations can be significantly inaccurate when applied to an individual due to variations in disease state, genetics, hormone levels, diet, body composition, activities and exercise. The shortcomings in current methods of measuring or estimating metabolism can significantly compromise the effectiveness of medical care, weight management and fitness programs.

Inadequate nutrition in medical care. Adequate nutritional assessment is important to ensuring satisfactory medical treatment results. According to a 1998 study published in the Journal of Parenteral and Enteral Nutrition, only one quarter of patients admitted in long-term acute care facilities receive calories within 10% of their daily caloric needs. In addition, 39% of patients admitted in long-term care facilities are not provided their caloric requirements while admitted, according to a 1995 study published in the Journal of the American Dietetic Association. Underfeeding can lead to delayed healing, increased incidence of infection, increased morbidity and mortality, and increased length of stay and cost per patient. Overfeeding can also result in a variety of serious medical complications and significant unnecessary expense. We believe that significant healthcare costs can be avoided with an accurate and cost-effective medical device to measure metabolism.

Obesity. According to a June 1997 report by the World Health Organization, obesity has become a worldwide epidemic. In December 2001, the United States Surgeon General issued a "Call to Action" against excess weight and obesity, a leading cause of preventable death in the United States. Obesity is a recognized independent risk factor or aggravating agent for more than 20 medical conditions, including cardiovascular disease, high blood pressure and diabetes. Weight management and nutritional assessment play an integral part in the daily management of these medical conditions. We believe that successful weight management is impeded by the inability to accurately determine an individual's metabolism in a practical manner.

Fitness and performance training. The accurate measurement of oxygen consumption and metabolic rate has important applications in the area of fitness and performance training. One of the best ways to assess and monitor aerobic fitness is to measure oxygen consumption during physical activity. In addition, regardless of sport, performance is affected by the maintenance of an optimal body weight. Oxygen consumption and resting metabolic rate measurements are used in the training and evaluation of many elite athletes in endurance-based sports at highly specialized facilities. However, most people have not previously had access to cost-effective and accurate oxygen consumption and resting metabolic rate measurements.

Our Solution

We have developed a proprietary, non-invasive platform technology that can quickly, accurately and cost effectively measure oxygen consumption to determine resting metabolic rate. The HealtheTech system incorporates advanced sensor technologies and significant engineering expertise. These technologies enable healthcare professionals and wellness advisors to provide nutrition monitoring and weight management services that were generally not accessible to many patients and clients due to the cost and inconvenience of existing methods.

Our MedGem device, which displays both oxygen consumption and resting metabolic rate, is designed to be used by healthcare professionals for medically supervised weight management programs and medical nutritional assessment and therapy and received 510(k) clearance from the Food and Drug Administration in January 2002. BodyGem, which displays resting metabolic rate, is designed to be used by wellness advisors for non-medically supervised weight management, nutrition monitoring and health and fitness programs to develop appropriate dietary and exercise regimens and was commercially launched in November 2001. We also have developed BalanceLog, a stand-alone software application that incorporates an individual's RMR measurement and allows users to establish and maintain a personalized nutrition and weight monitoring program as well as easily track food intake and exercise activity to provide continuous feedback on their caloric balance. We are developing additional health monitoring devices and software products for the medical therapy, weight management and fitness and performance training markets.

The HealtheTech system offers our customers the following benefits:

Scientifically-based and clinically validated accuracy. Our health monitoring devices have been validated in both laboratory and clinical tests against the "gold standard" Douglas Bag method to demonstrate accurate measurement of RMR and oxygen consumption.

Ease of use. The HealtheTech system is designed to be easy to use and requires minimal training. Our health monitoring devices are portable, handheld devices that weigh less than five ounces. Upon activation, the health monitoring devices quickly self-calibrate as compared to the metabolic cart, which requires a longer set-up time and regular manual calibration. The measurement process itself is non-invasive and can be accomplished in less than ten minutes.

Cost-effective. The HealtheTech system enables healthcare professionals, wellness advisors and fitness trainers to provide health and nutrition monitoring services that in many instances were not previously cost-effective. We designed our health monitoring devices to require no on-going maintenance and no replacement parts. In appropriate cases, we believe that qualified medical nutrition professionals and registered dietitians can seek Medicare and other third-party reimbursement for some of the cost associated with providing metabolic rate measurement services using MedGem to provide medical nutrition therapy for the purposes of managing diabetes or kidney disease.

Enables personalized care, therapy and advice. The HealtheTech system enables healthcare professionals and wellness advisors to provide highly personalized care, therapy and advice to their patients and clients. Our health monitoring devices provide oxygen consumption and RMR measurements for each individual, as opposed to relying upon an estimate derived from a population-based formula. Our related software products integrate an individual's RMR with personal profile information to create personalized nutrition monitoring and weight management solutions. This allows users to customize care, therapy and advice to the particular and changing profiles of each patient and client.

Our Strategy

Our goal is to be a leading medical device company that produces proprietary, non-invasive health monitoring devices for the measurement of important health parameters. We intend to focus on the following key strategies:

- **Establish the HealtheTech system as a new standard of care.** We believe that the accessibility of our technology, our work with professional medical societies to incorporate metabolism measurement in practice guidelines and our educational initiatives will establish metabolic rate as a standard vital sign, similar to blood pressure and heart rate.

- **Target multiple markets simultaneously through strategic relationships.** We have established and will continue to establish strategic relationships with large, prominent companies that possess significant sales, marketing and distribution capabilities in each of our targeted medical and non-medical market channels.

- **Provide complete solutions.** In both medical and non-medical markets, we provide monitoring devices, related disposables and software applications. The HealtheTech system is designed to provide individuals, healthcare professionals and wellness advisors with powerful tools to achieve nutrition, health and fitness goals.

- **Leverage our proprietary technology platform.** We have dedicated significant resources to the development of our key technologies, and we have leveraged these technologies and our engineering expertise to develop health monitoring devices and software products to pursue additional markets such as cardiac monitoring, fitness and performance testing and diabetes management.

- **Established diversified and recurring revenue streams.** We established diversified revenue streams from sales of our devices, disposables and software in medical and non-medical markets. During the year ended December 31, 2002, we generated 39% of our revenue from sales of MedGem and BodyGem, 32% of our revenue from sales of our disposable products and 29% of our revenue from software sales and license fees. During the year ended December 31, 2001, we generated 32% of our revenue from sales of BodyGem, 17% of our revenue from sales of disposables and 51% of our revenue from software and other fees. For the year ended December 31, 2000, we generated 100% of our revenue from software sales.

Our Products

Health Monitoring Devices

Our health monitoring devices are based on advanced technologies that enable healthcare professionals and wellness advisors to determine resting metabolic rate, or RMR, by accurately measuring oxygen consumption. This information is then used by healthcare professionals, wellness advisors and fitness professionals to help determine the caloric requirements of each patient or client.

Our portfolio of health monitoring devices includes:

- *MedGem.* MedGem is intended for use by healthcare professionals for the measurement of oxygen uptake to calculate resting metabolic rate in clinical and research applications. This information can then be used for medically supervised weight management programs and medical nutritional assessment and therapy. MedGem displays both oxygen uptake in milliliters per minute and RMR in calories per day. MedGem can be used in acute care, long-term care, home care and clinic-based care settings such as physician offices, rehabilitation centers or ambulatory surgery centers. We received 510(k) clearance for prescription use for MedGem from the FDA in January 2002.

- *BodyGem.* BodyGem is intended for use in non-medical weight management, nutrition monitoring and health and fitness programs to assist individuals in developing appropriate dietary and exercise regimens. BodyGem displays only RMR and is intended for use by wellness advisors in commercial weight management programs, health and fitness clubs, and home-based settings. We commenced commercial shipment of BodyGem in November 2001.

- *FitGem.* We are in the process of developing FitGem. FitGem is intended for use in athletic and fitness training, cardiac and pulmonary rehabilitation, occupational therapy and sports medicine settings. FitGem is being designed to measure oxygen consumption to determine metabolism during non-resting states, such as during exercise and stress tests. We may design FitGem to measure additional parameters, such as carbon dioxide expiration. We will need to receive clearance or approval from the FDA before commercializing FitGem for cardiac pulmonary rehabilitation and other medical applications.

We plan to develop additional health monitoring devices based on our existing technology platform to measure other important health parameters.

Disposables

The MedGem and BodyGem are designed to use our proprietary disposable hygienic facemasks or mouthpieces. The disposables fit directly into our health monitoring devices and are intended to be discarded after a single use. The disposables eliminate the threat of cross-contamination by incorporating a medical-grade microbial filter material. The labeling of our disposable products cleared by the FDA states that a new disposable must be used each time our MedGem is used. We also label and contractually require our distributors and service provider partners to acknowledge that disposables are single use and to use a new disposable each time the BodyGem is used.

We currently sell the disposables separately from the health monitoring devices. However, we are evaluating a system under which purchasers of our health monitoring devices would have the option to pay for a certain number of uses or measurements. Under this system, we would pre-set each device with the number of uses that a customer purchases and send a corresponding number of disposables. After all uses are expended, customers could purchase additional uses.

Software

We anticipate that each health monitoring device will have a corresponding software package available which is designed to be used as a companion application with our devices. The current software packages are not required to operate the related devices. Sales of our software products, predominately BalanceLog, amounted to approximately 22% of revenues in 2002. Our BalanceLog software package is typically purchased by consumers at retail, from our distribution partners or downloaded from our web site with payment. A growing number of BalanceLog sales will come from retail distribution and we intend to sell our future consumer software applications through retail distribution as well. We have also developed MedGem analyzer software intended for medical professionals, which received FDA 510(k) clearance in June 2002. Our software products include:

- ***BalanceLog.*** Our current leading consumer software package is called BalanceLog, which was launched in November 2001. Resting metabolic rate, or RMR, measurements from the BodyGem can be used in conjunction with our BalanceLog software application for a complete nutritional assessment, weight management and fitness and exercise solution. BalanceLog integrates the user's personal profile information with specific weight management objectives. It allows the user to log calories consumed and lifestyle and exercise information in order to develop a personalized program to monitor and manage his or her nutrition and weight. BalanceLog has over 4,000 foods and 300 exercises stored in its database, including brand name foods and menus from popular fast food restaurants. In December 2002, we launched an updated version of the software.

- ***BalanceLog Pro.*** BalanceLog Pro is a software application that allows health and fitness professionals to directly monitor a BalanceLog client's food, nutrition and exercise data over time and provide feedback to the client.

- ***RMR and MedGem Analyzer Software.*** With RMR Analyzer, users can measure and track breath-by-breath air flow and RMR on a real time basis. The software generates graphs, reports and patient or client records, all available for print-out. Additionally, the MedGem Analyzer software also displays oxygen consumption.

- ***GlucoPilot.*** GlucoPilot is a diabetes management application for personal digital assistant devices that allows customers to track blood glucose, insulin, and carbohydrate intake, filter and categorize blood glucose records and compile reports, charts, and graphs.

Sales, Marketing and Distribution

Through strategic relationships with our current and future strategic and distribution partners, we intend to focus primarily on the following markets:

- *Medical.* This market consists primarily of healthcare professionals providing nutrition and health monitoring services, including medically supervised weight management programs, in such places as hospitals, outpatient clinics and nursing homes.
- *In-Home Measurement.* This market consists primarily of companies with a large network of independent wellness advisors who market metabolic rate measurement services directly to consumers in their homes.
- *Commercial Weight Management.* This market consists of companies that provide structured weight management programs. We believe that the regular use of our products in these programs will enhance their success rate and that the structure of these programs, which often entails regular meetings, may lead to periodic measurement of resting metabolic rate as part of the program.
- *Commercial Fitness.* This market primarily consists of companies with commercial fitness centers. According to a 2002 study, an estimated 33.8 million Americans belong to a health club or fitness center.
- *Pharmacy and Diagnostic Service Centers.* This market consists of companies that provide medical, health or nutrition related services at pharmacies or other retail locations generally accessible to prospective clients.
- *Retail Establishments.* This market opportunity for our software products consists of large national retail chains that sell products related to health, fitness and nutrition.
- *Corporate Wellness Programs.* The corporate wellness market consists of corporations that have developed internal programs to encourage health and fitness among their employees as well as vendors who provide these programs on an outsourced basis to corporations that have adopted these programs.
- *Day Spas and Resorts.* This market consists of stand-alone facilities as well as those located within hotels and other recreational destinations. These facilities typically provide a wide range of beauty, wellness and physical therapies and treatments. Given their client demographics, we believe that this market represents an attractive opportunity to us for several of our products.
- *Healthetech.com Web Site.* Consumers may purchase our BalanceLog and GlucoPilot software directly from our web site.

Our sales and marketing efforts are intended to establish strategic partnership and distribution relationships, to generate awareness of the HealtheTech system and to penetrate and expand the markets for monitoring nutrition and metabolism and managing weight. As of December 31, 2002, we had 12 individuals in our sales and marketing organization.

In addition to direct sales efforts and work with existing and prospective partners and distributors, our sales force educates and trains healthcare professionals and wellness advisors on the benefits of our products. To further generate awareness and penetrate our target markets, our sales and marketing organization provides a range of programs, support materials and events. These include public relations efforts, product training, attendance at conferences, seminars and trade shows, press relations and educational and promotional literature.

In December 2002, we launched a $3 million national consumer awareness campaign aimed at educating consumers about the critical role of measured metabolism in weight management and nutrition. Production costs for this campaign were $0.5 million in 2002. We recognized $1.3 million of production and advertising expense for the year ended December 31, 2002. The campaign is expected to run through March 2003, and primarily targets women aged 30 to 54 through the use of network and cable television and print media. We plan to launch a $1 million radio and print advertising campaign in the first quarter of 2003 to further support sales of our BalanceLog product in the retail channel.

Our health monitoring devices are currently sold to healthcare professionals, wellness advisors and fitness professionals who have received training in their use and are not intended to be sold directly to consumers.

Strategic Partnerships and Customers

Our strategy is to establish relationships with at least one large, prominent company in each of our targeted market segments that already possesses the sales, marketing and distribution capabilities needed to reach our target customers. We currently distribute and plan to continue to distribute our products with the support of distributors that have significant experience in marketing and selling health monitoring devices to healthcare professionals, such as physicians and dietitians. We also sell and market our products directly to companies in the retail, in-home measurement, commercial weight management, commercial fitness, retail pharmacy and diagnostic service center, corporate wellness program and day spa and resort markets. We believe that this strategy will allow us to promote rapid and widespread adoption of the HealtheTech system and to validate and increase exposure of our brand, while maintaining a relatively small internal team of account management and service professionals.

Our current customers, which include distributors and strategic partners, include:

- *HEALTHSOUTH Corporation.* We have granted HEALTHSOUTH Corporation an exclusive right to purchase our products for use in its facilities, an exclusive right to purchase BodyGem for use in and resale to certain non-hospital facilities such as outpatient rehabilitation and physical therapy facilities, and a right of first refusal to provide metabolic rate measurement services to organizations such as in-house corporate wellness programs and fitness facilities. HEALTHSOUTH is required to meet minimum purchase commitments to retain these rights.
- *Mead Johnson & Company.* We have entered into a distribution agreement under which Mead Johnson & Company, a subsidiary of Bristol-Myers Squibb Company, will use its existing sales force and distribution channels for the marketing, sale and distribution of MedGem and related products on an exclusive basis to hospital-based dieticians and physicians and osteopaths specializing in oncology, hospital based nutrition support services, obstetrics, gynecology, pediatrics and bariatric surgery as well as a non-exclusive right to distribute MedGem and related products to certain other categories of physician professionals in the United States. Mead Johnson & Company has made purchase commitments through September 2003 and is required to meet minimum purchase targets beyond then to retain its exclusive rights.
- *Nature's Sunshine Products, Inc.* We have granted Nature's Sunshine Products, Inc. an exclusive worldwide right in the multi-level direct sales markets to purchase BodyGem and related products for resale to its independent distributors who, in turn, may use BodyGem and related products to provide metabolic rate measurement services to consumers for a fee. Nature's Sunshine Products, Inc. also has minimum purchase commitments to retain its exclusive rights.
- *Microlife Corporation.* We have granted to a subsidiary of Microlife Corporation an exclusive right to sell our products to retail pharmacies in Europe to provide in-store metabolic rate measurement services, and the weight management and fitness/exercise markets in Taiwan. Microlife agreed to minimum purchases and paid a $2 million fee for these exclusive rights through December 31, 2004, which may be extended beyond that date subject to meeting agreed sales targets.
- *Bally Total Fitness Corporation.* We have granted Bally Total Fitness the right to purchase and use our products to provide metabolic rate measurement services to its fitness club members.

- *Wal-Mart Stores, Inc. and SAM'S Club.* We have entered into a retail distribution arrangement with Wal-Mart Stores and SAM's Club for the distribution of BalanceLog kits, which includes BalanceLog software and a coupon for a discounted RMR measurement.

For the year ended December 31, 2002, HEALTHSOUTH, Microlife and Nature's Sunshine accounted for 56%, 13% and 9% of our gross revenues respectively. For the year ended December 31, 2001, Nature's Sunshine and Procter & Gamble accounted for 29% and 15% of our gross revenue respectively. No customers represented greater than 10% of our gross revenue in 2000.

Revenue from customers outside the United States accounted for 13% of total revenue in 2002 of which 39% reflected sales of product into Europe and 23% to Taiwan. In addition, 38% of revenue from customers outside the United States represented license fees. We recognized no revenue from outside the United States in 2001 and 2000.

Reimbursement

In the United States, medical professionals rely on third-party payors, principally private insurers, Medicare and Medicaid, to reimburse some of the cost associated with diagnostic and monitoring services in which medical devices are used. In January 2002, the Centers for Medicare and Medicaid Services approved the use of Medicare reimbursement codes for registered dietitians who provide medical nutrition therapy, which includes nutritional diagnosis, therapy and counseling, for purposes of managing diabetes and kidney disease. Certain private insurers have also approved similar reimbursement codes for registered dietitians. However, there is little uniformity as to which medical conditions are covered under these codes.

In appropriate cases, we believe that both registered dietitians and other qualified medical professionals can seek third-party reimbursement for some of the cost associated with providing metabolic rate measurement services using MedGem. However, because MedGem did not receive FDA clearance until January 2002 and we did not commence shipment until the end of January 2002, MedGem has not been available long enough for us to evaluate the success that healthcare providers will have in securing reimbursement for its use. In addition, given their strict eligibility requirements, third-party payors may at times refuse to reimburse such procedures. Moreover, the current cost reduction orientation of third-party payors makes it exceedingly difficult for new medical devices and procedures to obtain approval for reimbursement. Often, it is necessary to convince these payors that the new devices or procedures will establish an overall cost savings compared to currently reimbursed devices and procedures.

We believe that MedGem offers significant opportunities for third-party payors to reduce the overall cost of treating patients, such as reductions in length of hospital stays and number of ventilator days, and decreased incidence of infection and complications in medical and surgical patients. While we believe that MedGem possesses economic advantages that will be attractive to such payors, they may not make reimbursement decisions until we can demonstrate with clinical data that our products can improve patient outcomes.

Reimbursement systems in international markets vary significantly by country and, within some countries, by region. Reimbursement approvals must be obtained on a country-by-country basis or a region-by-region basis. In addition, reimbursement systems in international markets may include both private and government sponsored insurance. We have not obtained any international reimbursement approvals. We may not obtain any such approvals in a timely manner, if at all. If we fail to receive international reimbursement approvals at all or in acceptable amounts, market acceptance of our products may be adversely affected.

Technology and Intellectual Property

Our platform health monitoring device technology uses an innovative approach to monitoring variables in inhaled and exhaled gases. Our devices use advanced ultrasonic sensors to measure gas flow in combination with sophisticated sensor technology to measure oxygen content in that flow. Sophisticated algorithms incorporated into the devices integrate these measurements with data received from other sensors, such as temperature, humidity and barometric pressure, to calculate breath-by-breath oxygen consumption. This platform of sensor technologies can be deployed in different configurations using different algorithms to monitor variables specific to various disease states and health conditions.

We believe our intellectual property portfolio represents a substantial business advantage for us. We rely on a combination of patent, trademark, copyright, trade secret and other intellectual property laws, license agreements, confidentiality agreements and other measures to protect our proprietary rights. We have 16 issued United States patents, eight issued foreign patents and 131 pending United States and foreign patent applications related to our technology. We believe it may take up to five years from the date of filing, and possibly longer, for our patent applications to result in issued patents, if ever.

We rely heavily on licensed technology to enable us to develop, market and sell our products. Our current technology licenses include the following:

Sensors for Medicine and Science, Inc. developed the oxygen sensor used in our MedGem and BodyGem and, pursuant to a development and supply agreement, has granted us an exclusive license to use the patented technology in the field of our products for the life of the patents, subject to our payment of minimum royalties. We pay royalties to Sensors for Medicine and Science based on sales of our disposable products.

ndd Medizintechnik AG developed and licensed to us the patented technology used in the air flow application specified integrated circuits used in our MedGem and BodyGem. The license is exclusive in the field of our products and is for the life of the patent, subject to our payment of minimum royalties. We pay royalties to ndd based on sales of our products.

We have four issued United States registrations, 23 pending United States applications for registration, 17 issued foreign registrations and 10 pending foreign applications for registration for trademarks including HealtheTech, the HealtheTech logo, MedGem, BodyGem, FitGem and BalanceLog.

We require all of our employees, consultants and other parties to execute confidentiality agreements. These agreements prohibit disclosure of confidential information to third parties except in specified circumstances. In addition, all of our employees and consultants are required to execute invention assignment agreements, which generally provide that all proprietary information relating to our business is the exclusive property of the company.

Research and Development

Our research and development activities are conducted by our research and development staff, which consisted of 33 employees as of December 31, 2002, and third-party contractors, including certain of our suppliers and licensors. Our research and development expenditures were $6.8 million in 2002, $6.1 million in 2001 and $9.2 million in 2000. Our research and development efforts are focused on:

- enhancement of our current devices, including manufacturing cost reductions, further miniaturization, shortened measurement time and improved performance and reliability;
- enhancements and development of new modules and upgrades for our current software, including an expanded database of foods and exercises and web-based extensions;

- development of additional software applications to be used in connection with our existing and new health monitoring devices; and
- development of additional health monitoring devices based on our existing sensor technologies to measure other health parameters.

Government Regulation

As a participant in the healthcare industry we are subject to extensive and frequently changing regulation under many laws administered by governmental entities at the federal, state and local level. Foremost among these are the regulations of the Food and Drug Administration, or FDA. FDA regulations govern several activities that either we perform or have had performed on our behalf such as: product design and development; product testing; product manufacturing; product labeling and packaging; product handling, storage and installation; premarket clearance or approval; advertising and promotion; and product sales, distribution and servicing.

Unless an exemption applies, each medical device we wish to commercially distribute in the United States, including certain medical software applications, must first receive 510(k) clearance or premarket approval from the FDA. In January 2002, we received 510(k) clearance from the FDA to market our MedGem device, a class II medical device, for prescription use in the United States. The product was cleared for the measurement of oxygen uptake in clinical and research applications. The FDA also allows our device to display resting metabolic rate, which the device calculates from the measurement of oxygen consumption and an internal device formula. Additionally, as part of our FDA clearance of the MedGem, we are required to set forth in our labeling the formula used to estimate resting metabolic rate and a discussion on how the calculation may affect the accuracy of the resting metabolic rate measurement. Products such as BodyGem and the non-medical version of FitGem, as well as software applications associated with those products, are not regulated by the FDA because the intended use and data generated from their use is not of a clinical nature and is not used for determining medical treatments.

After a medical device is placed on the market, numerous FDA regulatory requirements apply. These include quality system regulation, establishment registration, medical device listing, labeling regulations and medical device reporting regulations. Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include sanctions such as: fines, injunctions and civil penalties; mandatory recall or seizure of our products; administrative detention or banning of our products; operating restrictions, partial suspension or total shutdown of production; refusing our request for 510(k) clearance or pre-market approval of new or modified products; revocation of 510(k) clearance or pre-market approvals previously granted; and criminal penalties.

International sales of medical devices are subject to foreign government regulations, which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA approval, and the requirements may differ significantly. For example, the European Union has adopted legislation, in the form of directives to be implemented in each member state, concerning the regulation of medical devices within the European Union. Among these are the Medical Device Directive, which establishes standards for regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. The medical devices of manufacturers who demonstrate compliance with the requirements of the Medical Device Directive may bear CE Marking, indicating compliance with the requirements of the Medical Device Directive. Medical devices properly bearing the CE Marking may be commercially distributed throughout the European Union. In June 2002 we obtained the right to affix the CE Marking to our MedGem, MedGem Analyzer and BodyGem products.

Manufacturing, Warehousing and Logistics

Our strategy is to outsource the manufacturing, warehousing and shipping of our health monitoring devices, disposables and software to benefit from the resources of our contract manufacturers and fulfillment vendor. We rely on contractors for the manufacture, warehousing and shipping of our products and their component parts.

Our primary component subcontractors are Mikrofontechnik Leipzig GmbH, Sensors For Medicine and Science, Inc., Seco Sensor Consult GmbH, Centre Suisse d'Essais des Composants Electroniques (CSEE), and Austria Mikro Systems International AG. Mikrofontechnik Leipzig manufactures the air flow transducers used in our health monitoring devices. Sensors For Medicine and Science produces our oxygen sensors, which it developed pursuant to a development and supply agreement. This agreement requires Sensors for Medicine and Science to supply us with the oxygen sensors for the life of the patents that cover the sensor technology. We place our supply orders with Sensors for Medicine and Science on a quarterly basis. See our discussion of risks associated with reliance on our third party manufacturers contained in the "Risk Factors" section of this Form 10-K.

Austria Mikro Systems International together with CSEE manufactures and assembles our air flow application specific integrated circuit, or ASIC, on a purchase order basis, based on technology developed by ndd Medizintechnik and licensed to us. Each of our manufacturing subcontractors purchases all necessary parts and materials to produce complete finished goods. Currently, oxygen sensors are a key sole-sourced component part. We obtain our air flow transducers and our air flow ASICs from limited sources.

Competition

The markets for our products are competitive and subject to rapid technological change. Certain of our current and potential competitors have greater name recognition, longer operating histories, larger customer bases and significantly greater financial, technical, marketing, sales, distribution and other resources than we do. These competitors may, among other things, be able to undertake more extensive research and development, adopt more aggressive marketing and pricing strategies, obtain more favorable pricing from suppliers and manufacturers and make more attractive offers to distribution partners than we can. In addition, some healthcare professionals and wellness advisors will continue to use existing methodologies, such as the Harris-Benedict equation and other formulas used to estimate metabolic rate, to derive metabolic rate estimates.

Our current and potential competitors include:

- companies that develop, manufacture or market metabolic carts and other devices traditionally used to derive metabolic rates, such as SensorMedics Corporation, a subsidiary of VIASYS Healthcare, Medical Graphics Corporation, a subsidiary of Angeion Corporation, and Puritan Bennett Ltd., a subsidiary of Tyco International;
- companies that develop, manufacture or market metabolic monitors offering greater portability than metabolic carts, such as KORR Medical Technologies, Medical Graphics Corporation, SensorMedics Corporation, P.K. Morgan Ltd. and COSMED S.r.l.; and
- companies that develop and sell software applications that track nutritional and caloric information and are targeted at consumers, such as DietMaster Systems, Inc., NutriCounter, Inc. and Vivonic.

In addition, we also compete to some extent with pharmaceutical companies, commercial weight management companies, producers of fitness products and equipment and other providers of alternative solutions to weight management and fitness. We believe that our competitive strengths are our technological leadership, our product design, performance and price, our focus on the needs of our customers including education and training, and our distribution strategy. To remain competitive, we believe that we must invest significant resources in developing new products and enhancing our current products and maintaining customer satisfaction worldwide.

Employees

At December 31, 2002, we had 84 full-time employees, all of whom were based in the United States. Of the total, 33 were in research and development and clinical affairs, 17 were engaged in sales, marketing and customer service, 6 were in regulatory and quality assurance, and 28 were engaged in various administrative, finance and operations activities. None of our employees are subject to a collective bargaining agreement and we believe that our relations with our employees are good.

Scientific Advisory Group

We have established a scientific advisory group to provide us with access to advice and direction from a group of well respected and established professionals. Our advisory group members have expertise in weight management and the treatment of obesity, clinical and hospital-based nutrition programs, and the nutrition, fitness and health club industries. None of the members of our scientific advisory group is an officer, director or employee of the company. The following individuals are members of our scientific advisory group:

Name	Position and Affiliation
James O. Hill, Ph.D.	Director, Center for Human Nutrition, University of Colorado Health Sciences Center, Denver, Colorado
Charles Billington, M.D.	Professor of Medicine, VA Medical Center, Special Diagnosis and Treatment Unit 111P, Minneapolis, Minnesota
Steven Blair, DPE	Director of Research, Cooper Institute for Aerobics Research, Dallas, Texas
George L. Blackburn, M.D., Ph.D.	Associate Director of Nutrition, Division of Nutrition, Harvard Medical School, Beth Israel Deaconess Medical Center, Boston, Massachusetts
Richard Branson, R.R.T.	Associate Professor of Clinical Surgery, Department of Surgery, Division of Trauma and Critical Care, University Hospital Medical Center, Cincinnati, Ohio
Gary Foster, Ph.D.	Associate Professor and Clinical Director Weight and Eating Disorders Program, University of Pennsylvania School of Medicine, Philadelphia, Pennsylvania
John P. Grant, M.D.	Professor of Surgery, Duke University Medical Center, Durham, North Carolina
Steven Heymsfield, M.D.	Deputy Director, Obesity Research, St. Luke's-Roosevelt Hospital Center, Columbia University College of Physicians and Surgeons, New York, New York
Carol S. Ireton-Jones, Ph.D., R.D., L.D., C.N.S.D., F.A.C.N.	Nutrition Therapy Specialist, Carrollton, Texas
Danny O. Jacobs, M.D., M.P.H., C.N.S.P.	Chairman, Department of Surgery, Creighton University Medical Center, Omaha, Nebraska

Name	Position and Affiliation
Janet King, Ph.D.	Director, USDA Western Research Center, University of California, Davis, California
Samuel Klein, M.D.	William H. Danforth Professor of Medicine and Nutritional Science Director, Center for Human Nutrition, Washington University, St. Louis, Missouri
Steven A. McClave, M.D.	Medical Director, Gastroenterology/Clinical Nutrition Vencor Hospital, Louisville, Kentucky; Director, Clinical Nutrition, University of Louisville School of Medicine, Louisville, Kentucky
David Nieman, Ph.D.	Director, Human Performance Laboratory, Appalachian State University, Boone, North Carolina
Sachiko St. Jeor, Ph.D., R.D.	Professor and Director of Nutrition Education and Research Program at the University of Nevada at Reno, University of Nevada School of Medicine, Reno, Nevada
Tom Storer, Ph.D.	Professor and Director, Exercise Science Laboratory, El Camino College, Torrance, California. Adjunct Professor of Medicine, Division of Endocrinology Charles Drew-University of California, Los Angeles School of Medicine, Los Angeles, California

RISK FACTORS

Risks Related to Our Business

Our brief operating history makes it difficult to evaluate our prospects.

We were incorporated in February 1998. Through November 2001, we were primarily engaged in the research and development of our initial products. We commenced shipment of our health monitoring devices in 2001 and executed our first significant distribution agreement in August 2001. As a result of our limited operating history, we have a limited amount of financial data that you can use to evaluate our business. Moreover, the revenue and profitability potential of our markets are unproven. You must consider our prospects in light of the risks, expenses and challenges we might encounter because we are at an early stage of development in new and developing markets. We may not successfully address these risks, and our business strategy may not prove successful.

We recorded only $17.0 million in revenue since our inception, we have a large accumulated deficit, we expect future losses and we may not achieve or maintain profitability.

Since our inception through December 31, 2002, we recorded only $17.0 million in revenue, of which only $16.0 million was from products we currently sell. As a result, we will need to significantly increase the revenue we receive from sales of our products, while controlling our expenses, in order to achieve profitability. We have incurred substantial losses each year since our inception in funding the research and development of our products and technologies, the Food and Drug Administration, or FDA, marketing clearance process for MedGem, the growth of our organizational resources and other activities. As of December 31, 2002, we had an accumulated deficit of $64.2 million.

We expect that our expenses will continue to increase significantly as we, among other things:

- support our increasing number of clients;
- increase our research and development efforts, including possible additional clinical trials, to improve our existing products and develop new products;
- increase our infrastructure and headcount in order to support our anticipated growth; and
- expand our domestic and international marketing, advertising and sales activities.

We may not generate a sufficient level of revenue to offset these expenditures, and we may be unable to adjust spending in a timely manner to respond to any failure to increase our revenue. Even if we do achieve profitability, we may not be able to sustain or increase profitability.

We expect our future financial results to fluctuate significantly, and failure to increase our revenue or achieve profitability may disappoint securities analysts or investors and result in a decline in our stock price.

We believe that period-to-period comparisons of our historical results of operations are not meaningful and are not a good predictor of our future performance. We expect our future quarterly and annual operating results to fluctuate significantly as we attempt to expand our product offerings and increase sales into different markets. Our revenue, gross margins and operating results are difficult to forecast and may vary significantly from period to period due to a number of factors, many of which are not in our control. These factors include:

- market acceptance of our recently launched MedGem, BodyGem and software products;
- the ability of our distributors and strategic partners to penetrate our target markets;
- the amount and mix of health monitoring devices, disposable products and software sold by us or our strategic partners and distributors;

- our ability to develop new products and introduce enhancements to our existing products on a timely basis and to obtain any required regulatory clearances or approvals for those products;
- the success of new product introductions, distribution channels including mass retail outlets, sales and marketing efforts and pricing changes by our competitors;
- the success of our current advertising and customer awareness program;
- unanticipated delays in production by our third-party contract manufacturers caused by insufficient capacity or delays in the availability of components;
- changes in the amount or timing of product orders;
- our ability to recognize revenue from sales of BalanceLog software kits since some retail distributors have return rights under certain circumstances and we do not have a historical basis for estimating such returns;
- the utilization rate of our monitoring devices sold, which directly impacts the sales of disposables; and
- our ability to expand our operations, and the amount and timing of expenditures to expand our operations, including costs related to acquisitions of technologies and businesses.

We forecast the volume and timing of orders for our products for operational and production planning and in some cases we become liable for procurement costs based on these forecasts. These forecasts, however, are based on many factors and subjective judgments, and they may be inaccurate. In particular, because of our limited operating history, we do not have meaningful historical information to predict demand for our products, and trends that may emerge, in the various markets into which we sell and plan to sell our products. Moreover, because most of our expenses, such as employee compensation and lease payment obligations, are relatively fixed in the short term, we may be unable to adjust spending quickly enough to offset any unexpected shortfall in revenue growth or any decrease in revenue levels in any particular period. As a result of the foregoing, our operating results may fall below the expectations of securities analysts or investors in future quarters or years, causing our stock price to decline.

If our customers or distributors purchase products in excess of current demand, our revenue may unexpectedly decline in future periods, which may disappoint securities analysts and investors and result in a decline in our stock price.

With the exception of software sold into the retail channel, we recognize revenue when ownership transfers to our customers or distributors. These customers or distributors may make purchases well in advance of the actual resale, deployment or use of our products, particularly in the case of their initial purchases of our products, or may make purchases in excess of current requirements to take advantage of volume or price discounts. Additionally, our customers or distributors may purchase disposables from us based on their projected utilization of our MedGem and BodyGem devices. Some customers or distributors have exclusive rights in a particular market if they meet contractual minimum purchase requirements and may make purchases in excess of actual demand in order to maintain that exclusivity. Our revenue could decline in future periods if our customers and distributors acquire a supply of our products that is in excess of their demand or if our customers or distributors and their resale customers fail to develop a successful deployment strategy for our devices. Moreover, our revenue may not be indicative of the number of health monitoring devices in use or the number of disposables used in a particular period. Consequently, our historical operating results may not provide any indication of the number of health monitoring devices and disposables that may be purchased or used in future periods.

Our strategic partners may experience financial difficulties or undergo organizational changes, which may harm our ability to distribute our products, and could result in a substantial decline in our revenue and overall operating results.

We expect that a majority of our sales will be made to a limited number of customers, including our strategic partners and distributors. One or more of our strategic partners may experience financial difficulties or undergo organizational changes that could affect their ability or need to purchase our products. Organizational restructurings and financial concerns may cause our strategic partners to substantially reduce the volume of their purchases of our products, or to no longer continue as our distributors. As a result, our ability to effectively distribute our products may be harmed, and we may experience a significant decline in our revenue and overall operating results.

We have very limited product offerings from which we expect to derive substantially all of our future revenue. If demand for our limited number of products fails to develop as we expect or otherwise declines, we could fail to generate sufficient revenue to achieve profitability.

We derive substantially all of our revenue from the sale of MedGem, BodyGem, disposables and software. In January 2002, we obtained FDA clearance to market MedGem and accordingly did not derive any of our revenue from the sale of MedGem prior to that time. We expect that revenue from the sale of MedGem, BodyGem, disposables and our BalanceLog software will account for substantially all of our revenue for the foreseeable future. In particular, we expect disposable sales and sales of our software products to comprise a larger portion of revenue over time. The limited development and sales of our product line makes our future prospects difficult to predict. If the anticipated demand for our products fails to develop, our ability to generate revenue and achieve profitability would be significantly harmed. In particular, the failure to sell sufficient quantities of MedGem and BodyGem would not only directly affect revenue but would also significantly harm our ability to generate recurring revenue from the sale of our disposables and may limit sales of software products.

The failure of our customers to adhere to single-use labeling restrictions for disposable facemasks and mouthpieces, or the use of disposables acquired from third party sources would significantly limit our ability to generate recurring revenue.

Our disposable products used with MedGem were cleared by the FDA for single-use only and the labeling states that a new disposable mouthpiece or facemask be used each time MedGem is used. We also label and contractually require our distributors and strategic partners to acknowledge that disposables are single-use and to use a new disposable each time a BodyGem or MedGem device is used. We anticipate that a significant portion of our future revenue will be derived from the use of a new disposable each time our health monitoring devices are used. If customers do not adhere to our single-use labeling instructions, or if customers use disposables acquired from third parties, our ability to generate recurring revenue would be significantly harmed, our operating results may suffer and we may incur significant costs in developing future versions of our product that provide for alternative means to track and charge for usage. We may not successfully develop these alternative means.

If we cannot convince healthcare professionals, wellness advisors and their patients and clients of the importance of measuring metabolism for nutrition monitoring, weight management and fitness applications and of the benefits of our products, we will not be able to increase our revenue and our operating results would suffer.

Our products, which have only recently been launched, have achieved limited adoption in their target markets and our ability to sell to customers and distributors in these markets is unproven. Consequently, there is limited information upon which to evaluate whether a significant number of potential customers will purchase our solutions to replace or supplement their current methods for nutrition monitoring and weight management. As part of our strategy, we will be required to educate healthcare professionals and wellness advisors as to the importance of measuring metabolism for nutrition monitoring, weight management and other applications. However, these practitioners may view existing tools, such as estimates of resting metabolic rate, as adequate for their needs. Patients and clients may also view present methods of nutrition monitoring and weight management, including self-administered weight-loss regimens, commercial weight loss programs and pharmaceuticals, as adequate without the need for the additional benefits provided by our products. Additionally, as part of our FDA clearance of MedGem, we are required to set forth in our labeling the formula used to estimate resting metabolic rate and a discussion on how the calculation may affect the accuracy of the resting metabolic rate measurement. If we cannot convince practitioners, patients and clients that accurately measuring metabolism is important for nutrition monitoring, weight management and other applications and that our solution is superior to current tools, we will be unable to increase or sustain revenue.

The commercial weight management and fitness markets are characterized by short-lived trends and we may not experience increased demand for our products, or any increase in demand may be short-lived.

Due in part to the difficulty of weight management and fitness enhancement and the regular introduction of new weight management or fitness products and regimens, many products sold in the weight management and fitness markets have short product lifecycles. The weight management and fitness markets are characterized by fads and short-lived trends driven by factors such as short-term success, perceived efficacy and marketing campaigns. Weight management and fitness improvement can be difficult, and many people abandon weight loss and fitness regimens due to factors unrelated to the effectiveness of the regimen. We have not conducted trials or other tests to demonstrate to our customers and end-users that our products are effective in helping people lose weight or improve their fitness. Sales of BalanceLog, BodyGem and our disposables will suffer and our revenue and results of operations will be harmed if we and our strategic partners are not able to convince end-users that the measurement of resting metabolic rate will effectively and efficiently help their weight management or fitness efforts, or if people who use our products do not meet their weight goals.

Our consumer software products have uncertain market acceptance, short product life cycles and may be subject to returns from our distributors.

A substantial portion of our current sales orders relate to the sale of BalanceLog software. Consumer preferences for software products, particularly software relating to weight management and fitness, are difficult to predict and few consumer software products achieve sustained market acceptance. There can be no assurance that BalanceLog software or other software products that we introduce will achieve any significant degree of market acceptance, or that such acceptance will be sustained for any significant period.

We typically sell BalanceLog software, and intend to sell our future consumer software applications, separately through retail distribution channels. In most circumstances, our distributors and customers have certain return rights and in other circumstances we could be forced to accept substantial product returns to maintain our relationships with certain distributors and customers. Because the sale of our software products has a limited history, we do not have a historical basis for estimating the rate of such returns and therefore have deferred recognizing revenue until sold to an end user. Failure of the current or new releases of BalanceLog software or other software offerings to achieve market acceptance or product returns in excess of our expectations would have a material adverse effect on our operating results and financial condition.

We currently rely on a limited number of distributors for the sale of MedGem and BodyGem into the medical markets and, to a lesser extent, other target markets. If these distributors are not successful selling our products, or if we are unable to establish additional distributor arrangements as planned, we will not be able to achieve our sales goals and our business will be harmed.

We expect to rely primarily upon distributors and their sales forces to sell MedGem into the medical market and to increasingly rely upon distributors and their sales forces to sell BodyGem into the retail pharmacy, weight management, fitness and other target markets. We currently have a limited number of distributors, such as HEALTHSOUTH Corporation, Mead Johnson & Company, Microlife Corporation and Nature's Sunshine Products, Inc. for the distribution of our products into global markets. Our reliance on distributors subjects us to many risks, including risks related to their inventory levels and support for our products. If any of our distributors attempt to reduce their inventory levels or if they do not maintain sufficient levels to meet customer demand, our sales could be negatively affected. As is generally the case with our current distribution agreements, we anticipate that our future distribution agreements will allow our distributors to reduce or discontinue purchases of our products with short notice. Further, distributors may not recommend, or continue to recommend, our products. We will rely heavily upon our distributors for the sales and marketing activities that we believe are critical to the successful sale of our products. However, our distributors may not market or sell our products effectively or continue to develop and devote the resources necessary to provide us with effective sales, marketing and technical support. For example, while we have granted to a subsidiary of Microlife Corporation an exclusive right to sell our products to retail pharmacies in Europe, and weight management and fitness/exercise markets in Taiwan, Microlife has limited experience selling into those markets. In addition, we intend to attract additional distributors of MedGem and BodyGem in order to increase penetration in the medical and other markets. It may be difficult to increase our distributor base due to current exclusivity arrangements and prospective requests for exclusivity from distributors and other customers. In addition to the exclusive rights we have granted Microlife, we have granted HEALTHSOUTH Corporation an exclusive right to purchase our products for use in its facilities, an exclusive right to purchase BodyGem for use in and resale to certain non-hospital facilities such as outpatient rehabilitation and physical therapy facilities, and a right of first refusal to provide metabolic rate measurement services to organizations such as in-house corporate wellness programs and fitness facilities. We have entered into a distribution agreement with Mead Johnson & Company for the marketing, sale and distribution of MedGem and related products on an exclusive basis to hospital-based dieticians and physicians and osteopaths specializing in oncology, hospital based nutrition support services, obstetrics, gynecology, pediatrics and bariatric surgery as well as a non-exclusive right to distribute MedGem and related products to certain other categories of physician professionals in the United States. If we are unable to maintain successful relationships with our distributors or obtain additional distributors, we will have to devote substantially more resources to the distribution, sales, marketing, implementation and support of our products than we would otherwise and our efforts may not be as effective. The loss of any one or more of our distributors, a reduction in purchases of our products by or through our distributors, the decline of our distributors' business or the inability to increase our third-party distributor base may limit our revenue growth and harm our operating results.

Because a small number of customers are likely to account for a substantial portion of our revenue, the loss of any of these customers or the cancellation or deferment of a customer's order could cause our revenue to decline substantially and may result in a decline in our share price.

We expect that the majority of our revenue will depend on sales of our products to a limited number of customers, which include our strategic partners and our distributors. We intend to establish strategic relationships with large, prominent companies that possess significant sales, marketing and distribution capabilities in each of our targeted medical and non-medical channels. We have only recently entered into contracts with customers that provide for the potential purchase of significant quantities of our products. As a result, we have not had significant working experience with these new customers and it is difficult to predict their purchasing patterns. Many of our contracts with our customers do not contain minimum purchase requirements and any customer may reduce or discontinue purchases of our products at any time. The loss of one or more of our customers, a reduction in purchases of our products by our customers or the decline of our customers' business may cause our revenue to decline substantially or fall short of our expectations. In addition, because we expect our accounts receivable to be concentrated on a small group of customers, the failure of any of them to pay on a timely basis would reduce our cash flow and negatively affect our operating results.

We have granted, and may in the future grant, certain of our customers' exclusive rights to particular markets. For example, we have granted to a subsidiary of Microlife Corporation an exclusive right to sell our products to retail pharmacies in Europe, and weight management and fitness/exercise markets in Taiwan. In addition to the exclusive rights we have granted Microlife, we have granted HEALTHSOUTH Corporation an exclusive right to purchase our products for use in its facilities, an exclusive right to purchase BodyGem for use in and resale to certain non-hospital facilities such as outpatient rehabilitation and physical therapy facilities, and a right of first refusal to provide metabolic rate measurement services to organizations such as in-house corporate wellness programs and fitness facilities. We have entered into a distribution agreement with Mead Johnson & Company for the marketing, sale and distribution of MedGem and related products on an exclusive basis to hospital-based dieticians and physicians and osteopaths specializing in oncology, hospital based nutrition support services, obstetrics, gynecology, pediatrics and bariatric surgery as well as a non-exclusive right to distribute MedGem and related products to certain other categories of physician professionals in the United States. Also, Nature's Sunshine Products, Inc. has an exclusive right to purchase our products for resale to their independent distributors who, in turn, may use our products to provide metabolic rate measurement services to consumers for a fee. These exclusive agreements may limit our ability to add additional customers. If one of these current or future customers fails to adequately promote and sell our products, our sales and penetration into their markets will be adversely affected. Moreover, if any customer that has an exclusive right in a particular market proves to be ineffective, we may not be able to replace that customer for a significant period of time, if at all.

We rely primarily on Sanmina-SCI Corporation to manufacture and assemble MedGem and BodyGem. If it is unable to perform any of these services on a timely and cost-effective basis, our revenue, profitability and stock price could be harmed and our reputation and brand may suffer.

We currently rely primarily on Sanmina-SCI Corporation, a third-party contract manufacturer and assembler, to procure component parts for MedGem and BodyGem and to assemble, test and package MedGem and BodyGem at its facility in San Jose, California. Our reliance on a single third-party manufacturer exposes us to the following significant risks outside our control:

- increases in manufacturing, testing and associated costs;
- potential reductions in manufacturing yields;
- lack of adequate capacity to support current and future requirements;
- maintenance of inventory controls;
- failure to comply with FDA or other applicable regulatory requirements; and
- interruptions, delays or other problems in production or shipments.

We entered into our agreement with Sanmina in April 2001. As a result, we have not had a long term working experience with Sanmina and therefore cannot predict whether Sanmina will be able to continue to produce MedGem and BodyGem at acceptable cost and quantity levels, and in a timely manner. In particular, Sanmina may not be able to improve or maintain the efficiency and quality of its services when it is required to manufacture larger quantities of our health monitoring devices or meet

FDA or other regulatory requirements. If Sanmina is unable to meet our requirements, we may be unable to cost effectively provide our customers with sufficient quantities of MedGem and BodyGem devices on a timely basis and our devices may contain defects. If there is any problem with Sanmina's services, our reputation and brand may suffer. We may also lose current and prospective customers and experience a higher rate of product returns due to manufacturing issues, which would harm our revenue and profitability.

Our agreement with Sanmina terminates in April 2004 and may be terminated by Sanmina with cause on 60 days notice. If Sanmina were to stop manufacturing our devices, we may be unable to replace the lost manufacturing capacity on a timely or cost-effective basis, and we could suffer significant disruption in operations, delays in product shipments, a decrease in revenue and an increase in costs. If Sanmina were to seek to change the terms under which it manufactures and assembles for us, our manufacturing and assembly costs could increase and our profitability could suffer.

We purchase one of our key components, an oxygen sensor, from a sole source. If this source fails to satisfy our supply requirements on a timely basis, we may lose sales and experience increased component costs and our customer relationships may be harmed.

We currently purchase the oxygen sensor component of our health monitoring devices from a sole source, Sensors for Medicine and Science, Inc. If we are unable to obtain a sufficient supply of oxygen sensors from this source, or if we experience any interruption in the supply of this component, we could experience difficulties in obtaining alternative sources or in altering product designs to use alternate components. For example, we had to modify the original design of MedGem and BodyGem as a result of our inability to obtain adequate supplies of capacitors that the design required. Any resulting delays or reductions in product shipments could affect our ability to meet scheduled product deliveries to customers, damage customer relationships and limit our ability to enter into new customer relationships. We may also be subject to increases in component costs, which would adversely affect our gross margins.

Our health monitoring devices and our software products may contain unknown errors or defects, which could result in rejection of our products and damage to our reputation, as well as lost revenue, diverted development resources and increased service costs and warranty claims.

Our MedGem and BodyGem devices and our software products incorporate complex technologies. In the future, we must develop our hardware and software products quickly to keep pace with the rapidly changing requirements of our customers. Products as complex as ours can contain undetected errors or defects, especially when first introduced or when new models or versions are released. For instance, in July 2001 we discovered a defect in BodyGem related to our oxygen sensor calibration algorithm and stopped shipment of BodyGem. We spent four months working to correct the defect, and in November 2001 we shipped replacement devices to all of our customers and resumed shipments of the device. We estimate that the direct cost to correct this defect was approximately $187,000. We also suffered damage to our reputation, lost revenue and had to divert development resources. If any of our products in the future contain errors or defects, it could result in product recalls, the rejection of our products, damage to our reputation, lost revenue, diverted development resources and increased customer service and support costs and warranty claims. Any of these results could harm our business.

If we fail to maintain necessary FDA or other regulatory clearance for the marketing and sale of MedGem or if we fail to obtain or maintain necessary FDA or other regulatory clearance or approvals for the marketing and sale of any other medical devices that we may develop in the future, or if clearances or approvals are delayed, we will be unable to commercially distribute and market those medical devices in the United States or abroad.

MedGem is a medical device that is subject to extensive regulation in the United States and in foreign countries where we do business. In January 2002, we obtained FDA clearance through the premarket notification provisions of Section 510(k) of the Federal Food, Drug and Cosmetic Act to market MedGem for the measurement of oxygen consumption in clinical and research applications. The FDA also allows our device to display resting metabolic rate, which the device calculates from the measurement of oxygen consumption and an internal device algorithm. We have obtained International Standards Organization (ISO) certification and CE Marking approval and are in the process of fulfilling various other international requirements in order to commercially distribute our products in new international markets. We may no longer be able to sell MedGem if safety or effectiveness problems develop or if we lose our ISO certification or CE Marking. Furthermore, unless an exemption applies, before we can sell a new medical device in the United States, we must obtain either 510(k) clearance or premarket approval from the FDA and CE Marking approval before we can sell a new device in international markets. Complying with the FDA and other regulations is an expensive and time-consuming process, and any failure to comply could result in substantial penalties. The FDA's 510(k) clearance process usually takes from six to twelve months after the date we submit the application and it is received and filed by the FDA, but may take significantly longer. The alternative premarket approval process is much more costly, lengthy and uncertain. It generally takes from one to six years after we submit the application and it is received and filed by the FDA or even longer. We may not be able to obtain additional clearances in a timely fashion, or at all. Delays in obtaining domestic and foreign regulatory clearances or approvals, if required, could adversely affect our revenue and profitability. Noncompliance with applicable regulatory requirements can result in enforcement action, which may include recalling products, ceasing product marketing and paying significant fines and penalties, which could limit product sales, delay product shipment and adversely affect our profitability.

Modifications to MedGem may require a new 510(k) clearance or premarket approval or require us to cease marketing or recall the modified device until these clearances or approvals are obtained.

Although we have not modified any aspect of MedGem since receiving our FDA 510(k) clearance in January 2002, we may make modifications to MedGem in the future. Any modification to an FDA cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new FDA 510(k) clearance. While the manufacturer makes this determination in the first instance, the FDA can review any such decision and may disagree with a decision not to seek new clearance and require a new 510(k) clearance. In addition, the FDA may impose significant regulatory fines or penalties for marketing the modified product. If we need to seek 510(k) clearance for any modifications to a previously cleared product, we may be required to cease marketing until we obtain this clearance.

If we or our third-party manufacturers fail to comply with the FDA's Quality System regulation with respect to MedGem and any other medical devices that we may produce in the future, our manufacturing operations could be delayed, and our MedGem product sales and our profitability could suffer.

The manufacturing processes used by third-party manufacturers of our MedGem and any other medical devices, including disposables, are required to comply with the FDA's Quality System regulation, which covers the methods and documentation of the testing, production, control, quality assurance, labeling, packaging, complaint-handling, storage and shipping of MedGem. The FDA's

Quality System regulation will also cover any other medical devices that our contract manufacturer or we may produce in the future. The FDA enforces its Quality System regulation through periodic inspections, some of which may be unannounced. If we or our third-party manufacturers fail the FDA's Quality System inspection, our operations could be disrupted and our manufacturing delayed. If we, or one of our third-party manufacturers, fail to comply with the FDA's Quality System regulations, we or our third-party manufacturer could face various enforcement actions, which could include a shutdown of the manufacturing line at our third-party manufacturer and a recall of our products, which would cause our product sales and profitability to suffer. Furthermore, our key component suppliers must also remain in compliance with applicable regulatory requirements. If our third-party manufacturer or component suppliers do not conform to applicable regulations, we may be required to find alternative manufacturers or component suppliers, which could be a long and costly process and which could significantly harm our ability to deliver products to our customers on a timely basis.

Our MedGem device and any other medical devices that we may produce in the future are subject to product recalls even after receiving regulatory clearance or approval. Product recalls would harm our reputation and result in increased costs, either of which could harm our operating results.

The FDA and similar governmental authorities in other countries have the authority to require the recall of our medical products in the event of material deficiencies or defects in design or manufacture. A government mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors or design or labeling defects. Any recall of a product would divert managerial and financial resources, harm our reputation with customers and harm our operating results.

If we fail to protect our intellectual property rights, our competitors may take advantage of our ideas and compete directly against us.

We rely on a combination of patent, trademark, copyright, trade secret and other intellectual property laws, license agreements, confidentiality agreements and other measures to protect our proprietary technology and intellectual property. Our success will depend in part on our ability to maintain existing intellectual property and to obtain and maintain further intellectual property protection for our products, in the United States and in other countries. We have 16 issued United States patents, eight issued foreign patents and 131 pending United States and foreign patent applications. We also have exclusive licenses to patents and other intellectual property rights of the companies that supply us with the oxygen sensor and the airflow application-specific integrated circuits used in MedGem and BodyGem. Subject to our payment of minimum royalties, the licenses provide us with rights to use the patented technology in the field of our products for the life of the patents. We intend to rely on our portfolio of issued patents and pending patent applications in the United States and in other countries and our patent licenses to protect a portion of our intellectual property and our competitive position. However, our patents and any licensed patents may not protect or address critical aspects of the technology incorporated in our present and future products. Moreover, intellectual property laws and legal agreements afford only limited protection, may be expensive to pursue and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Our patents and the patents that we license may be challenged, invalidated or circumvented by third-parties, and these patents may not be sufficiently broad to prevent third parties from producing competing products similar in design to our products. Our patent applications, including those already allowed and those patent applications covered under licenses, may not be issued as patents in a form that will be advantageous to us.

In addition, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by our employees, consultants, partners or other persons. Our confidentiality agreements may not provide meaningful protection against the unauthorized use or disclosure of our trade secrets or other confidential information and adequate remedies may not exist if unauthorized use or disclosure were to occur. Furthermore, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. Even if our intellectual property rights are adequately protected, litigation may be necessary to enforce our intellectual property rights, which could result in substantial costs to us and result in a substantial diversion of management attention. If our intellectual property is not adequately protected, our competitors could use our intellectual property to enhance their products. This could harm our competitive position, decrease our market share or otherwise harm our business.

If we infringe the patents or proprietary rights of other parties, our ability to grow our business will be severely limited.

Extensive litigation and related administrative proceedings regarding disputes over patents and other intellectual property rights are common in the medical device and software industries. In addition, major medical device companies have used litigation against emerging growth companies as a means of gaining a competitive advantage. Although we have not been sued for infringement of another party's patent in the past, we may be the subject of patent or other litigation in the future. From time to time, we may receive letters from third parties drawing our attention to their patent rights. Third-parties may claim that we are using their patented inventions and may go to court to stop us from engaging in our normal operations and activities. These lawsuits are expensive to defend and conduct and would also consume and divert a significant amount of time and attention of our management. A court may decide that we are infringing a third-party's patents and may order us to cease the infringing activity. An adverse determination could put our patents at risk of being invalidated or interpreted narrowly or require us to seek licenses from third-parties. Licenses may not be available on commercially reasonable terms or at all, in which event, our business would be significantly harmed. The court could also order us to pay damages for the infringement. These damages could be substantial and could harm our business, financial condition and operating results. While we do not believe that we infringe any valid and enforceable rights that have been brought to our attention, there may be other more pertinent rights of which we are presently unaware.

We license or sublicense key technology from third-parties. If necessary licenses or sublicenses of technology are terminated or become unavailable or too expensive, or if licensors or sublicensors fail to prosecute and enforce patents licensed to us, our competitive position and our product offering will suffer.

We license or sublicense from third-party suppliers several key technologies incorporated or to be incorporated in our health monitoring devices, such as oxygen sensor technology from Sensors for Medicine and Science and air flow application specific integrated circuits from ndd Medizintechnik AG. We do not own the patents that underlie these licenses or sublicenses. We may be required to license or sublicense technology from other third-party suppliers to enable us to develop new products or to modify our existing products. Our rights to use these technologies and employ the inventions claimed in the licensed patents are subject to our licensors' valid and enforceable ownership of the underlying technology as well as their abiding by the terms of those licenses. Moreover, because oxygen sensor and other technologies that are important to our health monitoring devices are sublicensed to us, our rights to use these technologies and employ the inventions claimed in the sublicensed patents are subject to our or our sublicensor abiding by the terms of their agreement with the original licensor. In addition, we do not control the prosecution of the patents to which we hold licenses or sublicenses. In many cases we do not control the strategy for determining when any patents to which we hold licenses should be enforced. Instead, we rely upon our licensors to determine the appropriate strategy for prosecuting and enforcing those patents. We may face competition in our attempts to renew or obtain new licenses, which may result in increased costs, limited or nonexclusive rights or our inability to renew or obtain licenses. If we are unable to renew or obtain any license that we need, if any license is terminated, or if the underlying patents to our licenses are declared invalid or are otherwise impaired, we could be required to obtain substitute technology of lower quality or at greater cost, which could seriously impair our ability to sell our products and harm our operating results.

If we lose our key personnel or are unable to attract and retain additional key personnel and scientific staff, we may be unable to pursue business opportunities or develop new products.

Our future success depends in large part upon attracting and retaining key technical, sales, marketing and senior management personnel. The loss of the services of any of our key employees, particularly if lost to competitors, may significantly delay or prevent the achievement of our product development and other business objectives and may adversely affect our strategic direction. In particular, the services of James Mault, our chief executive officer, and James Dennis, our president and chief operating officer, would be difficult to replace. Our employees may terminate their employment with us at any time. In addition, other than a life insurance policy we have obtained for Dr. Mault, we do not maintain key person life insurance for any of our personnel. Our future success will also depend on our ability to identify, recruit, train and retain additional qualified and skilled personnel. Despite the downturn in the economy, there are a limited number of qualified technical, sales, marketing and senior management personnel and there is significant competition for these personnel, especially in Silicon Valley where our research and development facility is located. We may be unable to attract and retain personnel with the qualifications necessary for the further development of our business. We have in the past experienced difficulty in recruiting and retaining personnel with appropriate qualifications, particularly in technical areas. If we fail to attract and retain personnel, particularly management and technical personnel, we may not be able to execute on our business plan.

We expect to grow rapidly, and our failure to effectively manage this growth could harm our business.

We intend to expand our operations and pursue market opportunities domestically and internationally to grow our customer base. To accommodate anticipated growth and expansion, we will be required to:

- manage our existing relationships and enter into new relationships with suppliers, distributors, customers and other service providers;
- improve existing and implement new operational, financial and managerial systems, procedures and controls;
- effectively manage our working capital including inventory and accounts receivable;
- manage multiple, concurrent product development projects; and
- hire, train, manage, motivate and retain qualified personnel, particularly for research and development and sales and marketing

These measures will place a significant burden on our management and internal resources and may increase our costs and decrease our margins. Moreover, if we cannot scale our business appropriately or otherwise adapt to anticipated growth and new product introductions, our business will suffer.

Our business exposes us to risks of product liability claims, and we may incur substantial expenses that exceed our insurance coverage if we are sued for product liability.

Our business exposes us to potential product liability claims that are inherent in the testing, production, marketing and sale of health monitoring products. For example, our products may generate a false measurement, or false reports based on those measurements, which may then be incorrectly used as a basis for medical care or weight management. We may be held liable if any product we develop or any product that uses or incorporates any of our technologies causes injury or is otherwise found unsuitable. While we have product liability insurance, it may not be sufficient in amount or scope to provide us with adequate coverage against all potential liabilities, and we may not be able to maintain or increase this insurance as necessary, either cost-effectively or at all. A product liability claim in excess of our insurance coverage would have to be paid out of cash reserves and would harm our reputation in the industry. A product liability claim, regardless of its merit or eventual outcome, could result in significant legal defense costs and damage to our reputation. These costs would have the effect of increasing our expenses and could harm our business.

We may have warranty claims that exceed our reserves.

BodyGem and MedGem carry warranties for a period of 12 to 15 months from the date of purchase against defects in materials and workmanship. Our customer software, such as our BalanceLog product, generally carries a 90-day warranty from the date of purchase. Because we continue to develop new versions of our customer software, we cannot be certain that our customer software will work as designed, or that it won't contain defects that could harm the computer systems of our customers. We have established reserves for the liability associated with product warranties. However, any unforeseen warranty claims could adversely affect our operating results.

We face risks related to our international operations, including the need to maintain ISO certification and CE Marking approval and obtain necessary foreign regulatory clearance or approvals.

We have committed resources to expanding our international sales channels. Our efforts to expand and develop international sales channels may not be successful. Sales of our products outside the United States are subject to foreign regulatory requirements that vary widely from country to country. We have obtained ISO certification and CE Marking approval and are in the process of fulfilling various other international requirements in order to commercially distribute our products in new international markets. In order to maintain our ISO certification, we are required to undergo an audit conducted by a European notified body every six months. ISO certification is required to maintain our CE Marking approval to distribute our medical devices outside the United States. If we fail to maintain a quality assurance system we may fail our ISO audit and may lose our ISO certification and CE Marking. In addition, exports of medical devices from the United States are regulated by the FDA. Complying with international regulatory requirements can be an expensive, time-consuming process and approval is not certain. The time required to obtain clearances or approvals, if required by other countries, may be longer than that required for FDA clearance or approval, and requirements for such clearances or approvals may differ from FDA requirements. We may be unable to obtain regulatory clearances or approvals in other countries. We may also incur significant costs in attempting to obtain and in maintaining foreign regulatory approvals, including ISO certification and CE Marking. If we experience delays in receipt of necessary clearances or approvals to market our products outside the United States, or if we fail to receive or maintain those clearances or approvals, we may be unable to market our products or enhancements in international markets in a timely manner, if at all. International sales are subject to a number of risks, including:

- export license requirements, tariffs and taxes and other barriers;
- longer payment cycles;
- difficulties in collecting accounts receivable;
- currency fluctuations;
- difficulties in staffing and managing international operations; and
- political and economic instability.

We do not know if foreign markets for our products will develop.

Failure to raise additional capital or to generate the significant capital necessary to expand our operations and invest in new products and technologies could reduce our ability to compete and to take advantage of market opportunities and could result in lower revenue.

We expect to expend significant capital to develop and market our products and technologies and expand our operations. These initiatives may require us to raise additional capital from public and private stock offerings, borrowings under lease lines, lines of credit or other sources. Although we believe that our current cash reserves should be sufficient to fund our operations, working capital and capital expenditure needs for at least the next twelve months, we may consume available resources more rapidly than anticipated. Our limiting operating history makes it difficult to predict whether these funds will be sufficient to finance our anticipated requirements. We may need to raise additional funds if our estimates of revenue or if our working capital or capital expenditure requirements change or prove inaccurate, if we are required to respond to unforeseen technological or marketing hurdles or if we choose to take advantage of unanticipated opportunities.

We may not be able to raise additional funds when needed, or on acceptable terms, or at all. If adequate funds are not available on a timely basis, we may not be able to, among other things:

- develop, enhance or commercialize our products and technologies;
- acquire new technologies, products or businesses;
- expand our operations, in the United States or internationally;
- hire, train and retain employees; or
- respond to competitive pressures or unanticipated capital requirements.

Our failure to do any of these things could result in lower revenue and could seriously harm our business. Moreover, if additional funds are raised through the issuance of equity securities, the percentage ownership of our then current stockholders would be reduced and the value of their investments might decline. In addition, any new securities issued might have rights, preferences or privileges senior to those of the securities held by stockholders. If we raise additional funds through the issuance of debt, we might become subject to restrictive covenants or we may subject our assets to security interests.

Most of our research, development and product engineering operations directed to our health monitoring devices are currently conducted at a single location in California, and a disaster at this facility could result in a prolonged interruption of our business.

We currently conduct most of our scientific, product engineering and research and development activities directed to our health monitoring devices at a single location in Los Gatos, California, near known earthquake fault zones. We have taken precautions to safeguard our facilities, including insurance, health and safety protocols, and off-site storage of computer data. However, a natural disaster, such as an earthquake, fire or flood, could cause substantial delays in our operations, cause us to incur additional expenses and damage or destroy equipment and inventory. Our insurance may not be adequate to cover our losses in any particular case. In addition, our health monitoring devices are assembled at a facility of Sanmina-SCI Corporation located in San Jose, California. Our disposables are also produced in a facility located in San Jose, California. These facilities are subject to the same risk of loss due to earthquake, fire, flood or other natural disaster.

Acquisitions of new companies or technologies may result in disruptions to our business and strain management resources due to difficulties in assimilating personnel and operations.

Our success depends on our ability to continually enhance and broaden our product offerings in response to changing technologies, customer demands and competitive pressures. Accordingly, we may in the future acquire third-party businesses, products or technologies instead of developing them ourselves. We do not know whether we will be able to complete any acquisitions, whether any acquisition would prove beneficial to us, or whether we will be able to successfully assimilate the operations, products and personnel of the acquired business and train, retain and motivate key personnel from the acquired business. In addition, certain acquisitions may not prove to be successful to our business. Acquisitions, and integrating any business, product or technology we acquire, could be expensive and time consuming, disrupt our ongoing business and distract our management and other key personnel. If we are unable to integrate any acquired entities, products or technologies effectively, our business will suffer. The issuance of equity securities for any acquisition could be substantially dilutive to our stockholders. In addition, our profitability may suffer because of acquisition-related costs of intangible assets, among other things (and goodwill is no longer amortized unless impaired).

If the security of our website is compromised, our reputation could suffer and customers may not be willing to use our Internet services, which could cause our revenue to decline.

We retain confidential patient and client information that is logged using our software products through the Internet. Despite our efforts to protect the integrity of our healthetech.com and balacelog.com sites, a party may be able to circumvent our security measures and could misappropriate personal information or cause interruptions in our operations and damage our reputation. Any such action could decrease the willingness of our customers and end-users to use our online services. We may be required to spend significant amounts and allocate other resources to protect against security breaches or to alleviate problems caused by these breaches. In addition, we may be subject to laws regarding the confidentiality of patient and client information. Violations of these laws may result in fines or other criminal or civil penalties, which could adversely affect our operating results and harm our business.

Risks Related to Our Industry

The expense of using our products may not be subject to reimbursement by Medicare, Medicaid or third-party payors, such as health insurance companies. Even if a procedure including our products may be covered, any adverse changes in reimbursement procedures by Medicare, Medicaid or other third-party payors for procedures that include our products may limit our ability to market and sell MedGem.

Healthcare providers generally receive reimbursement from third-party payors, principally private insurance companies, Medicare and Medicaid, for the cost of services rendered to their patients. Over time, health care providers could expect to receive reimbursement for procedures using medical devices sufficient to cover the initial cost of the medical devices, such as MedGem. However, the use of our products is not currently expressly approved for reimbursement by third-party payors for all medical uses and reimbursement for medical procedures is subject to substantial restriction and scrutiny both in the United States and in international markets. Because MedGem did not receive FDA clearance until January 2002 and we did not commence shipment until the end of January 2002, MedGem has not been available long enough for us to evaluate the success that healthcare providers will have in securing reimbursement for its use. Moreover, Medicare and other third-party payors are increasingly scrutinizing whether to cover new procedures and the level of reimbursement for covered services. Third-party reimbursement and coverage for services including MedGem measurements may not be available or adequate in either the United States or international markets. Future legislation, regulation or reimbursement policies of third-party payors may adversely affect the demand for our products or our ability to sell our products on a profitable basis. The lack of third-party payor coverage or the inadequacy of reimbursement could reduce our revenue and harm our operating results.

International market acceptance of health monitoring devices may depend, in part, upon the availability of reimbursement within prevailing healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country, and include both government sponsored healthcare and private insurance. We may not obtain international reimbursement approvals in a timely manner, if at all. Our failure to receive international reimbursement approvals may negatively impact market acceptance of our products in the international markets in which those approvals are sought.

If we fail to develop and introduce new products and services rapidly and successfully, we will not be able to compete effectively and our ability to generate revenue will suffer.

The markets for medical devices and software are subject to rapid technological innovation. Our future success depends on our ability to develop and introduce new or enhanced products that satisfy the needs of our end-user customers, and obtain regulatory clearance or approval on those products, if needed. The development of new products and services can be very difficult and requires high levels of innovation and research and development expenditures. The development process is also lengthy and costly. If we fail to anticipate our end users' needs and technological trends accurately or are otherwise unable to complete the development of products and services quickly, we will be unable to introduce new products and services into the market on a timely basis, if at all. For example, our current MedGem and BodyGem devices took several years to develop. In addition, our software products will require periodic updates to remain competitive in the market. If we are unsuccessful at developing and introducing new products, software and services that are appealing to end users, we would not be able to compete effectively, our ability to generate revenue would suffer and our business and operating results would be seriously harmed.

We face competition from competitors with greater resources, and competition from personal health technology companies and fitness, nutrition and weight management software companies could increase, which may make it more difficult for us to achieve any significant market penetration.

The markets for our products are competitive and subject to rapid technological change. Certain of our current and potential competitors have greater name recognition, longer operating histories, larger customer bases and significantly greater financial, technical, marketing, sales, distribution and other resources than we do. These competitors may, among other things, be able to undertake more extensive research and development, adopt more aggressive marketing and pricing strategies, obtain more favorable pricing from suppliers and manufacturers and make more attractive offers to distribution partners than we can. In addition, some healthcare professionals and wellness advisors will continue to use existing methodologies, such as the Harris-Benedict equation and other formulas used to estimate metabolic rate, to derive metabolic rate estimates.

Our current and potential competitors include:

- companies that develop, manufacture or market metabolic carts and other devices traditionally used to derive metabolic rates, such as SensorMedics Corporation, a subsidiary of VIASYS Healthcare Inc., Medical Graphics Corporation, a subsidiary of Angeion Corporation, and Puritan Bennett Ltd., a subsidiary of Tyco International;
- companies that develop, manufacture or market metabolic monitors offering greater portability than metabolic carts, such as KORR Medical Technologies, Medical Graphics Corporation, SensorMedics Corporation, P.K. Morgan Ltd. and COSMED S.r.l.; and
- companies with significant expertise and resources in developing software applications that track nutritional and caloric information and are targeted at consumers, such as DietMaster Systems, Inc., NutriCounter, Inc. and Vivonic.

In addition we may also compete with pharmaceutical companies, commercial weight management companies, producers of fitness products and equipment, and other providers of alternative solutions to weight management and fitness. New or different products or methods of weight management, fitness and nutrition monitoring are continually being introduced. If any of our competitors were to become the industry standard or were to enter into or expand relationships with significantly larger companies through mergers, acquisitions or otherwise, our business and operating results could be significantly harmed. We may not be able to successfully compete against the numerous companies in our target markets.

ITEM 2. FACILITIES.

Our corporate headquarters facility consists of approximately 25,600 square feet and is located in Golden, Colorado. We lease our corporate headquarters facility pursuant to a lease agreement that expires in December 2007. We lease a facility in Los Gatos, California for research and development activities under a lease that expires in May 2005. We also lease a facility in Seattle, Washington, which at one time contained software developers, primarily from our acquisition of Softcare, Inc. We have relocated many of these employees from Seattle to our headquarters in Golden, Colorado. As such, we have unoccupied office space in Seattle, Washington under a lease that expires in June 2005, for which we are currently pursuing a sublease arrangement. We believe that these facilities are adequate for our current operations and that additional space can be obtained on commercially reasonable terms if needed.

ITEM 3. LEGAL PROCEEDINGS.

We are not currently party to any material legal proceedings.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matters were submitted to a vote of the security holders, through solicitation of proxies or otherwise, during the fourth quarter of 2002.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

(a) Price Range of Common Stock

Our common stock has been listed on the Nasdaq National Market under the market symbol "HETC" since July 12, 2002. The following table sets forth the range of high and low sales prices per share of our common stock for the periods indicated.

	High	Low
Year Ended December 31, 2002		
Third Quarter	8.80	4.20
Fourth Quarter	7.34	4.50

Recent Issuances of Unregistered Securities

During the fourth quarter ended December 31, 2002, we issued:

- Fully-vested warrants to four consultants to purchase up to an aggregate of 400,000 shares of common stock at purchase prices ranging from $10.00 to $20.00 per share; and
- A performance-based warrant to a consultant to purchase up to 625,000 shares of common stock at purchase prices ranging from $15.00 to $50.00 per share, which will be exercisable based upon the acquisition of, or introduction into certain distribution channels for our health monitoring products.

The above issuances of securities were made by us in reliance on exemptions from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the rules and regulations thereunder, as offerings not involving a public offering.

(b) Holders

On February 14, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $2.38 per share. As of February 14, 2003, there were approximately 237 stockholders of record of our common stock. We believe that we have a greater number of beneficial stockholders because a substantial number of shares of our common stock are held of record in street name by broker-dealers for their customers.

(c) Dividend Policy

We have not declared nor paid and do not anticipate declaring or paying any dividends on our common stock in the near future. Any future determination as to the declaration and payment of dividends will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects, and such other factors as the board deems relevant.

(d) Securities Authorized for Issuance Under Equity Compensation Plans

The information required by this Item regarding securities authorized for issuance under equity compensation plans is incorporated by reference to our definitive Proxy Statement to be filed in connection with the Annual Meeting of Stockholders to be held on May 7, 2003.

(e) Use of Proceeds

We commenced trading of our common stock, $0.001 par value, on July 12, 2002 on the Nasdaq National Stock Market. The aggregate gross proceeds were approximately $25.7 million after deducting $2.1 million in underwriting discounts and commissions and an estimated $2.2 million in other expenses incurred in connection with the offering.

Upon closing of the initial public offering, we paid $1.75 million out of the proceeds of the offering to Dr. Mault, our Chief Executive Officer, as partial consideration for the sale and assignment of patent rights by Dr. Mault to us.

We spent $3.5 million of the proceeds from the offering to implement and support a marketing awareness campaign launched in late 2002 and early 2003. We plan to spend up to an additional $2.5 million on radio and print advertising for our BalanceLog software and to further support its retail distribution.

No other proceeds of the offering were paid, directly or indirectly, to any other of our officers or directors or any of their associates, or to any persons owning 10% or more of our outstanding common stock or to any of our affiliates. We invested the remaining proceeds in short-term, investment-grade, interest bearing instruments, pending their use to fund our operations, working capital and capital expenditures.

ITEM 6. SELECTED FINANCIAL DATA

SELECTED CONSOLIDATED FINANCIAL DATA
(in thousands, except share and per share data)

Selected financial data related our financial condition and results of operations for the five years ended December 31, 2002 are summarized as follows. Such information should be read in conjunction with the accompanying consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Inception (February 1998) to December 31,	Fiscal Years Ending December 31,			
	1998	1999	2000	2001	2002
Consolidated Statements of Operations Data:					
Revenue	$ —	$ 300	$ 484	$ 2,693	$ 13,531
Cost of revenue	—	—	56	5,152	6,845
Operating expenses	390	2,241	14,404	17,751	23,882
Loss from operations	(390)	(1,941)	(13,976)	(20,210)	(17,196)
Interest income and interest expense, net	3	(41)	250	488	385
Loss from continuing operations	(387)	(1,982)	(13,726)	(19,722)	(16,811)
Loss from discontinued operations	—	—	—	(11,572)	—
Net loss	$ (387)	$ (1,982)	$ (13,726)	$ (31,294)	$ (16,811)
Loss per common share:					
Basic and diluted loss per common share:					
Continuing operations	$ (0.10)	$ (0.41)	$ (2.49)	$ (2.87)	$ (1.29)
Discontinued operations	—	—	—	(1.69)	—
Net loss	$ (0.10)	$ (0.41)	$ (2.49)	$ (4.56)	$ (1.29)
Basic and diluted weighted average number of shares outstanding	4,039,995	4,839,987	5,520,719	6,868,852	13,067,140

	December 31,				
	1998	1999	2000	2001	2002
Selected Consolidated Balance Sheet Data:					
Cash and cash equivalents	$209	$135	$4,707	$12,898	$16,878
Investments	—	—	—	1,551	5,243
Working capital	135	128	2,971	12,559	24,837
Total assets	477	626	11,870	25,576	38,780
Long-term note payable to related party	190	130	70	10	—
Total liabilities	264	267	3,795	7,241	6,902
Total stockholders' equity	213	359	8,075	18,335	31,878

See Note 1 of the notes to our consolidated financial statements for an explanation of the determination of the basic and diluted weighted average number of shares outstanding used to compute net loss per share.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion contains forward-looking statements regarding us, our business, prospects and results of operations that are subject to risks and uncertainties posed by many factors and events that could cause our actual business, prospects and results of operations to differ materially from those that may be anticipated by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed herein and under the captions "Risk Factors" and "Business" as well as those discussed elsewhere in this Annual Report on Form 10-K. You should not place undue reliance on these forward-looking statements, which speak as of the date of this report. We do not intend to update or revise these forward-looking statements to reflect future events or developments. You should read this discussion together with the financial statements and other financial information included in this Annual Report on Form 10-K and our other reports filed with the Securities and Exchange Commission.

Overview

We were incorporated in Delaware in February 1998. We design, develop and market technologically advanced and proprietary handheld medical devices and software for the measurement of important health parameters.

Since our inception, our principal activities have involved developing our products, forming distributor and strategic partner relationships, and more recently, marketing our initial products. We received FDA 510(k) clearance in January 2002 to market MedGem for the measurement of oxygen uptake in clinical and research applications. BodyGem, which we promote for non-medical weight management applications, was commercially launched in November 2001. Our BalanceLog software application, which can be used as a stand-alone weight and nutrition management program or in conjunction with measurements from our devices, was also commercially launched in November 2001.

We derive revenue from the sale of our health monitoring devices, single-use disposables, software products and license fees. We anticipate that our revenue will be generated primarily through strategic partnerships and distribution agreements. Our sales strategy is to establish relationships with at least one large, prominent company in each channel that already possesses the sales, marketing and distribution capabilities needed to reach our end users. In the medical and clinical markets, we currently have agreements with HEALTHSOUTH Corporation and Mead Johnson & Company (a subsidiary of Bristol-Myers Squibb Company) for use or distribution of MedGem into such markets. In connection with our entering into a distribution agreement with Mead Johnson & Company, we mutually agreed with SensorMedics Corporation, a subsidiary of VIASYS Healthcare, to terminate their distribution rights in certain markets effective September 30, 2002. Thereafter, our international distribution agreement with SensorMedics dated August 2001, as well as our joint development agreement dated July 6, 2000, were both terminated by mutual agreement, effective as of October 31, 2002

In the non-medical markets, we currently have agreements with Nature's Sunshine Products, Inc. for distribution of BodyGem through their independent distributors who provide measurement services to consumers; Bally Total Fitness for purchase of BodyGem devices to provide measurement services in their fitness clubs; US Wellness, Inc. for distribution of BodyGem measurement services into the retail pharmacy and diagnostic markets; SAM'S West, Inc. (a subsidiary of Wal-Mart Stores, Inc.), and Wal-Mart Stores, Inc. for the retail distribution of our BalanceLog software; and a subsidiary of Microlife Corporation for distribution of BodyGem to retail pharmacies in Europe to provide in-store metabolic rate measurement services and the weight management and fitness/exercise markets in Taiwan. In addition, we have entered into agreements with several regional distributors for the sale of MedGem and BodyGem into certain medical and non-medical markets.

We recognize revenue from the sale of our products, other than retail software, when ownership transfers to our customer or distributor. Other than software, we offer products with warranty periods of 12 to 15 months from the date of purchase. With certain limited exceptions, we provide limited warranties on our software products for 90 days from the date of purchase. In the future, we expect that revenue from the sale of disposables will increase as a percentage of total revenue as the installed base of our monitoring devices increases. We also anticipate revenue from our software product sales to increase as a percentage of total revenue as our BalanceLog software product is commercially distributed in the retail channel. As the retail channel is a new channel for us and we have no historical basis for estimating returns, we recognize revenue when the software is sold through to the end user.

We pay royalties to third-parties to license various sensor technologies that are used in our health monitoring devices. These royalty expenses are included in our cost of revenue. In general, we pay the greater of minimum royalty amounts or a percentage of product revenue to these third-parties in order to maintain exclusivity in specified fields of use through the terms of the agreements covering the licensed technologies.

We currently outsource the manufacturing, testing and packaging of our health monitoring devices, disposable products and software. We pay our contract manufacturers a negotiated price, inclusive of labor, material, overhead and profit, for the products that they manufacture. Generally, we pay for products as they are completed and move into finished goods inventory. In some circumstances, if we reschedule purchase orders placed with our manufacturers, we may be liable for restocking fees or may be required to purchase surplus inventory at the manufacturer. Cost of revenue consists primarily of purchases of products from our contract manufacturing partners, royalties, tooling depreciation and costs of our manufacturing liaison group. We anticipate that we will recognize higher margins on our disposables and software products as compared to our health monitoring devices. We anticipate that our gross margins will improve over time as product volume increases and higher-margin disposables and software become a greater percentage of our total revenue.

Research and development expenses have principally consisted of compensation and other personnel costs, contractor fees, fees paid to outside service providers, project material, and clinical expenses. Research and development costs are expensed as incurred.

Selling, general and administrative expenses consist of compensation and other personnel fees, professional fees, travel, tradeshows, public and investor relations, advertising and marketing, insurance, outsourced customer support and, to a lesser extent, account management and customer training. Our sales and marketing strategy is to establish strategic distribution relationships, generate awareness of our products and penetrate and expand in the medical nutrition therapy, weight management and fitness markets. We initiated an awareness campaign emphasizing the importance of metabolism in weight management and began running advertisements in magazines and cable and broadcast television in late 2002. This awareness campaign will conclude in early 2003. We anticipate that in the near future we will increase our selling, general and administrative expenditures as we grow our product sales, expand our marketing and customer support efforts and incur costs associated with operating as a public company.

We recorded deferred stock-based charges of $4.0 million with respect to stock options that we granted through December 31, 2002. We amortized $1.2 million of the deferred stock-based charges through December 31, 2002, reduced deferred stock-based charges by $0.3 million for unvested options that have been forfeited and will ratably amortize the remaining $2.5 million of deferred stock-based charges over the remaining vesting period of the options, which is generally four years from the date of grant. We expect to record expense for deferred compensation as follows: $0.9 million during 2003, $0.9 million during 2004 and $0.7 million during 2005. The amount of deferred compensation expense to be recorded in future periods may again decrease if unvested options for which deferred compensation has been recorded subsequently lapse or are cancelled.

We issued a warrant to a consultant to purchase 171,849 shares of common stock at $7.50 per share in December 2001 that vested in June 2002. The fair value of the warrant approximated $290,000. We issued a warrant to a strategic partner in July 2002 at $7.50 per share to purchase 1,942,200 shares of common stock in exchange for promotional services that will be performed over a three-year period. The warrant has varying exercise periods and the fair value approximated $2.3 million. The expense for this warrant is being recognized over the three-year promotional period. In September 2002, we issued a warrant to a consultant to purchase 76,000 shares of common stock at exercise prices ranging from $7.50 to $10.00 per share. The consultant was later appointed to serve as our president and chief operating officer. The fair value of the warrant approximated $59,000 and is included in selling, general and administrative stock-based charges for the year ended December 31, 2002. In December 2002, we issued a consultant a performance-based warrant for the right to acquire up to 625,000 shares of common stock, with exercise prices ranging from $15.00 to $50.00 per share, which will be exercisable based upon the acquisition of, or introduction into certain distribution channels for our health monitoring products. We have recognized $16,425 as of December 31, 2002 for the vesting of 225,000 warrants. We will account for the fair value of the remaining warrants when and if they vest. We also issued four additional warrants in December 2002 to certain consultants for the rights to purchase up to an aggregate of 400,000 shares of common stock with exercises prices ranging from $10.00 to $20.00 per share for services rendered. The fair value of these warrants approximated $123,000 at December 31, 2002 and is included in selling, general and administrative stock-based charges for the year ended December 31, 2002.

Results of Operations

Years Ended December 31, 2001 and 2002

Revenue. Total revenue increased $10.8 million to $13.5 million in 2002 from $2.7 million in 2001. Product sales increased $8.3 million and software and other revenue increased $2.5 million. We sold approximately 4,600 health monitoring devices and over 580,000 single-use disposables in 2002 compared to approximately 900 devices and over 74,000 disposables in 2001. We received FDA 510(k) clearance in January 2002 and began shipping MedGem devices to our key medical partners shortly thereafter. Approximately 60% of our devices sold in 2002 were MedGems. In 2001, we sold BodyGem devices primarily into the consumer measurement and commercial sports and fitness markets. Sales of single-use disposables increased eight-fold in 2002 compared to 2001. The increase was due to initial stocking shipments to new distributors and partners, purchases to maintain exclusivity requirements, as well as the higher number of health monitoring devices in use. Sales of our BalanceLog software application increased $2.2 million or 264% from 2001. Our BalanceLog software was first launched in the fourth quarter of 2001. Software revenue is generated through sales from our website, sales through retail distribution and sales through resale agreements we have with several key accounts. The remaining software and other revenue increase primarily reflects the recognition of license fees from a distributor, and shipping revenue.

We shipped approximately 21,000 BalanceLog kits, containing BalanceLog software and a coupon for a discounted RMR measurement, to a mass-market retailer in late December 2002. As we have no historical basis for estimating returns from this channel, we recognize revenue when the software is sold through to the end user. As of December 31, 2002, no revenue from this transaction was recognized.

Revenue from customers outside the United States accounted for 13% of total revenue in 2002. We recognized no revenue from outside the United States in 2001.

Cost of Revenue. Total cost of revenue increased $1.6 million to $6.8 million in 2002 from $5.2 million in 2001. As a percentage of revenue, cost of revenue improved to 51% in 2002 compared to 191% in 2001. The improvement resulted from higher shipment volume, lower contracted manufacturing costs on single-use disposables, and an absence in 2002 of significant inventory write-offs. Product cost of revenue increased $1.1 million to $5.9 million in 2002 from $4.8 million in 2001. As a percentage of product revenue, cost of product revenue improved to 61% in 2002 compared to 364% in 2001. Higher manufacturing volumes and a significant unit cost reduction in our single-use disposables contributed to the improvement. This was partially offset by increased warranty expense on our health monitoring devices resulting from increased sales of the devices in 2002, increases in minimum royalty obligations, and increased tooling depreciation. In addition, in 2001, we incurred $2.2 million in write-offs for unsaleable BodyGem units and excess inventory purchased from our contract manufacturer. Software and other cost of revenue increased $0.6 million from $0.3 million in 2001 to $0.9 million in 2002 due to higher volumes of software shipped. As a percentage of software and other revenue, software and other costs were comparable at 24% in 2001 and 2002.

Research and Development. Research and development expenses increased $0.7 million or 12% to $6.8 million in 2002 from $6.1 million in 2001, primarily due to contract software developers hired to expand our BalanceLog software application capabilities. In addition, we incurred expense in assisting a national medical association in establishing practice guidelines and protocols for the use of indirect calorimetry in determining resting metabolic rate. We expect research and development expenses to grow in absolute dollars, and we expect periodic expenditures for third-party research and development as we grow and continue to develop and bring to market new sensor-based and software products.

Selling, General and Administrative. Selling, general and administrative expenses increased $4.1 million or 38% to $15.0 million in 2002 from $10.9 million in 2001. The increase is partially due to a marketing awareness campaign we launched in December 2002 to run through March 2003. In October 2002, we made a prepayment to our marketing agency of approximately $3.5 million for planning, producing and securing print and television spots for this campaign. Of this prepayment, we expensed $1.1 million for the production and media placements that occurred in December 2002. We also incurred approximately $0.4 million for marketing consultation, packaging design and merchandising costs to launch our BalanceLog software product into the mass-market retail channel, which is new for us in 2002. In addition to the awareness campaign, we plan to launch a $1 million radio and print advertising campaign in early March 2003 to further support sales of our BalanceLog software in the retail channel. As we completed our initial public offering in July 2002, we have experienced a partial year of increased expense operating as a publicly traded company and expect to see further growth in expenses for legal, audit, investor relations and director's and officer's insurance, which are typical of a publicly traded company. We expect our selling, general and administrative expenses to increase as we continue to expand our sales and marketing teams.

In December 2002, we wrote-off a $0.3 million prepayment made to a vendor upon execution of a Web-hosting services agreement. Due to a restructuring undertaken by the vendor, the vendor is no longer able to provide the services originally contemplated. We have demanded refund of the prepayment in full and will continue to pursue collection of this amount. We are under a lease agreement for an office facility in Seattle, Washington that we vacated in October 2001. The lease runs through June 2005. We recorded rent expense of approximately $0.4 million in December 2001. As the market conditions have further softened in Seattle since then, we have lowered our estimates on the price per square foot we would be able to obtain from the sublet market and accordingly have increased our rent expense by $0.2 million for the year ended December 31, 2002.

Fourth-Quarter Adjustments. In 2002, we established an annual company-wide bonus plan based on a combination of the company and individual performance factors. Through the third quarter of 2002, we were on track to meet or exceed our performance goals and we accrued bonus expenses of $1.4 million accordingly. Ultimately, we failed to achieve 100% of the annual performance goal, but as many employees met personal performance goals, we paid $0.1 million in cash bonuses in 2003. Consequently, we reversed a total of approximately $1.3 million of the accrued bonus, beneficially impacting cost of revenue, research and development and selling, general and administrative expenses.

Certain officers were granted stock options at below fair market value in early 2002 that vested in four years but the vesting would accelerate to one year if our revenue goals, discussed above, were achieved. Through the third quarter of 2002, we were meeting or exceeding performance goals and thus were amortizing these stock-based charges over the estimated one-year vesting period. As our fourth quarter and annual revenue goals were not achieved, the stock options did not vest. We reversed a total of approximately $1.3 million, beneficially impacting selling, general and administrative stock-based charges. These stock-based charges will be recognized over their original vesting term of four years.

Stock-based Charges. Stock-based charges increased $1.7 million to $2.0 million in 2002 from $0.3 million in 2001. The majority of the increase, 72%, related to issuance of employee stock options below fair value and the remaining 28% related to issuance of warrants to outside partners and consultants and stock option modifications.

Interest Income and Interest Expense, Net. Net interest income decreased $0.1 million to $0.4 million in 2002 from $0.5 million in 2001. The slight decrease was due to timing of funds received from our Series C preferred stock offering throughout 2001 compared to timing of funds received from our initial public offering in July 2002. In addition, interest on money market funds declined due to lower interest rates.

Loss from Discontinued Operations. Loss from discontinued operations in 2001 reflects the activity of Baby-C, our former wholly-owned subsidiary, and amortization of goodwill and copyrights. We acquired Baby-C, an educational and sampling products company for the child-care market, in April 2001, believing it would provide a distribution channel for our software products. As Baby-C was unable to penetrate this channel as expected, we made the decision to discontinue its operations in the fourth quarter of 2001. Consequently, all goodwill and copyrights, amounting to $10.9 million, attributable to Baby-C were written-off in December 2001 and we dissolved the entity in May 2002.

Years Ended December 31, 2000 and 2001

Revenue. Total revenue increased $2.2 million to $2.7 million in 2001 from $0.5 million in 2000. Product sales increased $1.3 million in 2001 due to the commercial launch of BodyGem and related disposables in November 2001. The majority of our product sales occurred in the fourth quarter of 2001. Software and other revenue increased $0.9 million from $0.5 million in 2000 to $1.4 million in 2001. This increase is partly attributable to a $0.5 million development fee received from Procter & Gamble in 2001. This development fee resulted from a corporate strategic alliance agreement we entered into with Procter & Gamble in early 2001. Under the agreement we would have designed and supplied a low-cost version of our BodyGem system for distribution by Procter & Gamble in consumer markets. After changing our strategic focus away from developing a low-cost consumer version of BodyGem to developing a device for sale to healthcare professionals and wellness advisors, the agreement was terminated. The remaining $0.4 million increase in software and other revenue includes $0.2 million of software bundled with HealtheTech-branded personal digital assistants and $0.2 million from stand-alone software sales. We discontinued the sale of HealtheTech-branded personal digital assistants in early 2002.

Cost of Revenue. Total cost of revenue increased $5.1 million to $5.2 million in 2001 from $56,000 in 2000. Product cost of revenues increased $4.8 million due to $1.1 million for the manufacture of BodyGem, disposable products and software, $1.0 million for the write-off of unsaleable BodyGem units, $1.1 million for the write-off of excess inventory that was acquired or produced in anticipation of higher manufacturing levels pursuant to our agreement with Procter & Gamble, $0.4 million for minimum royalty payments due to certain component vendors, and $1.2 million for warranty and obsolescence reserves, customer service and other product costs. The $1.0 million write-off of unsaleable BodyGem units was required due to subsequent design improvements, such as changes in the serial port and direct current power supply connector, that would have made these units incompatible with newer units and difficult to sell and support. The cost to rework the units would have exceeded the cost to produce new units, and recovery of components would have been cost prohibitive. These units are considered impaired and were written down to zero. We do not intend to sell these units or use their components in our current products. Some of the units have been used for demonstration purposes, while others have been or will be discarded.

The $1.1 million write-off of excess inventory related to long-lead time raw material components. This component inventory was purchased to support the Procter & Gamble relationship, which as discussed above has been terminated. While these components are part of our current product specification, the quantities purchased were in excess of our anticipated needs. We determined that we could use two years' supply of these components. Quantities in excess of anticipated needs over the next two years would likely become technologically obsolete. Accordingly, we recorded $1.5 million of the raw material components in current raw material inventory and $0.4 million as a long-term asset at December 31, 2001.

Software and other cost of revenue increased to $0.3 million in 2001 from $56,000 in 2000 primarily due to the volume increase in software sales and bundled software and HealtheTech-branded personal digital assistants. Sales of bundled software and HealtheTech-branded personal digital assistants were $14,000 in 2000 and $204,000 in 2001. We discontinued selling software bundled with HealtheTech-branded personal digital assistants in March 2002.

Research and Development. Research and development costs decreased $3.1 million to $6.1 million in 2001 from $9.2 million in 2000. Most of the decline related to third-party hardware design and component co-development costs for an oxygen sensor and flow transducer, which declined from $3.9 million in 2000 to $1.5 million in 2001. In addition, we incurred $0.9 million of web development costs in 2000, as compared to none in 2001. Furthermore, research and development headcount declined from 40 full-time employees at the end of 2000 to 25 full-time employees at the end of 2001.

Selling, General and Administrative. Selling, general and administrative expenses increased $5.8 million to $11.0 million in 2001 from $5.2 million in 2000. The increase was comprised in part of one-time expenses of $1.5 million related to a asset impairment for Softcare, Inc., a company we purchased in March 2000 that provided nutrition and other health tracking software (the purchased software was discontinued in December 2001) and the closure of our Seattle office, where we conducted software development. In addition, our occupancy and related expenses, including leasehold improvements for the Colorado facility, increased $1.7 million over 2000. All of our key functions are primarily located in this facility, other than hardware development, which is located in Los Gatos, California. The remaining increase was attributable to increased headcount and compensation costs, professional fees, increased marketing, public relations and advertising programs, and other marketing costs to support our product, marketing and sales initiatives.

Interest Income and Interest Expense, Net. Net interest income increased $0.2 million to $0.5 million in 2001 from $0.3 million in 2000. The increase was due to higher average cash and cash equivalent balances resulting from the increased net proceeds from the sale of our Series C preferred stock, partially offset by lower interest rates.

Liquidity and Capital Resources

Cash, cash equivalents and investments totaled $22.1 million at December 31, 2002, with cash and cash equivalents totaling $16.9 million. Cash used in operating activities was $16.2 million in 2002 and results from funding our net loss, prepaying $3.5 million for the marketing awareness campaign and a $1.9 million increase in receivables due to late year shipments to a few significant customers. Cash of $1.9 million was received in early January 2003 from these significant customers. Cash used in investing activities was $8.0 million in 2002 due to the purchase of marketable securities, purchases of capital equipment, production tooling and a payment of $1.75 million to our Chief Executive Officer in connection with a patent assignment. Cash flows from financing activities were $28.2 million in 2002 primarily due to net proceeds from our July 2002 initial public offering of $25.7 million and net proceeds from Series C preferred stock offering earlier in 2002 of $2.9 million partially offset by a repurchase of $0.9 million of Series B preferred stock. The remaining cash flows from financing activities result from the exercise of stock options and common stock warrants, offset by payments made on a note payable.

Net cash used by operations was $11.5 million in 2000 and $17.7 million in 2001. Net cash used by operating activities was $11.5 million in 2000, and primarily related to funding our net loss, building inventory levels, securing a cash-collateralized letter of credit related to our Colorado facility lease and increased receivables. These uses were offset by increases in accounts payable and accrued liabilities. Net cash used by operating activities was $17.7 million in 2001. The increase in accounts receivable from 2000 to 2001 resulted primarily from increased sales in the latter part of 2001. Receivables at December 31, 2001 were 47% of annual sales for 2001. Approximately 60% of the receivables at December 31, 2001 related to a single customer sale for which payment was subsequently received in February 2002. The increase in inventory from 2000 to 2001 resulted from a contract requirement to purchase certain raw materials and work-in-progress exceeding our then current production requirements from our contract manufacturer. These uses of cash were partially offset by increases in accounts payable and accrued liabilities from 2000 to 2001. The increases in accounts payable and accrued liabilities resulted from our liability to our contract manufacturer and other expenditures associated with our growth.

Cash used by investing activities was $2.6 million in 2000, and primarily related to the purchase of capital equipment, intangible assets and the acquisition of Softcare, Inc. Cash used in investing activities was $3.6 million in 2001, and related to the purchase of capital equipment, intangible assets and investing cash in a government securities mutual fund.

Cash provided by financing activities was $19.8 million in 2000 and $29.7 million in 2001. Net cash from financing activities primarily reflects proceeds from sales of equity securities and exercise of stock options.

We have no long-term debt. Stockholders' equity at December 31, 2002 was $31.9 million. We expect to continue to invest primarily in sales and marketing programs and research and development. We expect that additions to property and equipment will continue with growing staff.

The following table sets forth information concerning our material contractual obligations as of December 31, 2002:

	Payments Due by Period				
Material Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Related Party Notes Payable	$ 10,000	$ 10,000	$ —	$ —	$ —
Operating Lease Obligations	3,851,000	998,000	1,699,000	986,000	168,000
Total Contractual Cash Obligations	$3,861,000	$1,008,000	$1,699,000	$986,000	$168,000

We have contractual rights to third party intellectual property underlying certain of our sensor technologies under which there are obligations to pay transaction-based royalties. To maintain exclusive rights to these intellectual property rights, we may be obligated to make additional minimum payments.

We have commitments to pay a total of $1.3 million secured by standby letters of credit as follows: $53,000 in less than one year; $29,000 between one and three years and $1.2 million in five years. Cash securing the standby letters of credit becomes available when net worth and cash flow requirements are met.

We expect to spend significant additional capital primarily for product development, sales, marketing, training and support activities, increased marketing and public relations programs, and supporting our growing number of strategic and distribution alliances. We also plan to create an international presence that will require additional working capital resources.

We believe that our current cash and cash equivalent balances and any cash flows from operations, will be sufficient to meet our operating and capital needs for at least the next twelve months. However, it is possible that we may be required to raise additional financing in some future period through public or private financings, strategic relationships or other arrangements. We may not be able to raise additional funds when needed, or on acceptable terms, or at all. Also, if additional funds are raised through the issuance of equity securities, the percentage ownership of our then current stockholders would be reduced and the value of their investments might decline. In addition, any new securities issued might have rights, preferences or privileges senior to those of the securities held by stockholders. If we raise additional funds through the issuance of debt, we might become subject to restrictive covenants or we may subject our assets to security interests.

Critical Accounting Policies and Estimates

We have disclosed in Note 1 to our consolidated financial statements those accounting policies that we consider to be significant in determining our results of operations and our financial position.

The preparation of consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. We evaluate our estimates, including those related to bad debts, inventories and warranty obligations, on an ongoing basis. We base our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented. The actual results may differ from these estimates under different assumptions or conditions.

The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Revenue recognition

We derive our revenue primarily from the sale of our health monitoring devices, the recurring sale of our single-use disposables and our companion software. Our software revenue is recognized in accordance with Statement of Position 97-2, as amended by Statement of Position 98-9. We license our software products on a perpetual basis. We recognize revenue from the sale of our health monitoring devices and single-use disposables upon ownership transfer to the customer and when it is determined that a continuing service obligation no longer exists. We recognize revenue from the sale of our software, when persuasive evidence of an arrangement exists, the product is delivered (except in the mass-market retail channel), the price is fixed or determinable and collectibility is probable. For the mass-market retail channel, as the retailer has a contractual or implied right of return and as we have no historical basis for estimating returns, we do not recognize revenue upon shipment of product to the retailer, but when the software is sold through to the end user. Sell-through reporting is provided to us on a daily basis from our mass-market retailers. For sales of our software over the Internet, we use a credit card authorization as evidence of an arrangement. Sales through our distributors are evidenced by a master agreement governing the relationship together with binding purchase orders on a transaction-by-transaction basis. Delivery generally occurs when the product is delivered to a common carrier. Service revenue, including training, is recognized as services are performed. We offer customers the right to return software products that do not function properly within a limited time after delivery, typically 90 days. We provide limited warranties on our health monitoring devices for periods of 12 to

15 months from the date of purchase and on our software products for 90 days from date of purchase, with certain limited exceptions.

Receivables are recorded net of allowance for doubtful accounts. We regularly review the adequacy of our accounts receivable allowance after considering the accounts receivable aging, the ages of each invoice, each customer's expected ability to pay and our collection history with each customer. We review any invoice greater than 90 days past due to determine if an allowance is appropriate based on the risk category using the factors discussed above. The allowance for doubtful accounts represents our best estimate, but changes in circumstances relating to accounts receivable may result in additional allowances or recoveries in the near future.

Valuation allowances

Management makes estimates of potential future product returns and product warranties related to current period product revenue, based on historical returns, current economic trends and changes in customer demand and acceptance of our products when evaluating the adequacy of the sales returns and other allowances. Significant management judgments and estimates must be made and used in connection with establishing the sales returns and other allowances in any accounting period. Significant differences may result in the amount and timing of our revenue for any period if management made different judgments or used different estimates.

Related party transactions

We periodically enter into transactions with individuals or entities that are considered to be related parties. Our policy is to enter into these transactions on terms consistent with those that have been, or would be, granted to unrelated parties.

Accruals and estimates

We accrue bonuses and recognize expense for options issued at less than fair value on a quarterly basis based on expected attainment of our established Company goals. If the goals are not attained, we adjust expense recognized to date. For instance, we did not achieve 100% of our annual performance goals for 2002, and we reversed $1.3 million of the bonus accrual in the fourth quarter of 2002. As our quarterly results have been volatile, there have historically been significant changes in estimates that have significantly impacted expenses within interim periods. As long as revenue is volatile from period to period and established goals would then vary from period to period, we can continue to report significant fluctuations in expenses.

We have generated significant operating losses from inception to date, the income tax impact of which has not been reflected in our financial statements. Deferred tax assets are recognized when it is more likely than not that the asset will be realized. We will need to generate taxable income to recognize available net operating losses in the future.

We acquired two entities in 2000 and 2001, Softcare and Baby-C respectively. We have transferred certain development-related activities of Softcare to our Colorado location and terminated other remaining activities. Shortly after the acquisition of Baby-C, we decided to terminate its operations. We recognized significant expenses related to the decisions to curtail or terminate these activities. While we do not currently have significant intangible assets, we could have similar experience from future acquisitions, if any.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Our interest income is sensitive to changes in the general level of interest rates in the United States, particularly since the majority of our investments are short-term in nature. Due to the nature of our short-term investments, we have concluded that we do not have material market risk exposure.

Our investment policy requires us to invest funds in excess of current operating requirements. At December 31, 2002, our cash and cash equivalents consisted primarily of money market and mutual funds with average maturities of less than 90 days. The recorded carrying amounts of cash and cash equivalents approximate fair value due to their short maturities. At December 31, 2002, we also invested funds in a short-duration government mutual fund with an average maturity of greater than 90 days, which is classified as a short-term investment. The recorded carrying amount of this investment approximates fair value.

Recent Accounting Pronouncements

In June 2002, the FASB issued SFAS No. 146, "Accounting for Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred instead of the date of an entity's commitment to an exit plan. This Statement also establishes that fair value is the objective for initial measurement of the liability. Severance pay under Statement No. 146, in many cases, would be recognized over time rather than upfront for employees who render future services beyond a minimum retention period. The minimum retention period would be based on the legal notification period, or if there is no such requirement, 60 days. The provisions of SFAS No. 146 are effective for us for disposal activities initiated after December 31, 2002. We do not believe adoption of this statement will have a material impact on our financial position, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123." SFAS No. 148 amends FASB No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS No. 148 are effective for us in fiscal 2003. Management does not believe the adoption of this statement will have a material impact on our financial position, results of operations or cash flows as we do not plan to change to the fair value based method of accounting for stock-based employee compensation.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

See pages F-1 through F-20 of this Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS AND FINANCIAL DISCLOSURE.

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information regarding our directors and executive officers required by this Part III of Form 10-K is incorporated herein by reference to our definitive Proxy Statement to be filed in connection with the Annual Meeting of Stockholders to be held on May 7, 2003.

ITEM 11. EXECUTIVE COMPENSATION

Information regarding executive compensation required by this Part III of Form 10-K is incorporated herein by reference to our definitive Proxy Statement to be filed in connection with the Annual Meeting of Stockholders to be held on May 7, 2003.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Information regarding security ownership of certain beneficial owners and management required by this Part III of Form 10-K is incorporated herein by reference to our definitive Proxy Statement to be filed in connection with the Annual Meeting of Stockholders to be held on May 7, 2003.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information regarding certain relationships and related transactions required by this Part III of Form 10-K is incorporated herein by reference to our definitive Proxy Statement to be filed in connection with the Annual Meeting of Stockholders to be held on May 7, 2003.

ITEM 14. CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures within 90 days of filing of this annual report on Form 10-K, and, based on their evaluation, our principal executive officer and principal financial officer have concluded that these controls and procedures are effective. There were no significant changes in our internal controls or other factors that could significantly affect these controls subsequent to the date of their evaluation.

Disclosure controls and procedures are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

PART IV

ITEM 15. EXHIBITS, CONSOLIDATED FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) **Documents filed as part of this report:**

(1) **Consolidated Financial Statements:**

Report of independent auditors.
Consolidated balance sheets as of December 31, 2001 and 2002.
Consolidated statements of operations for the years ended December 31, 2000, 2001, and 2002.
Consolidated statements of stockholders' equity for the years ended December 31, 2000, 2001, and 2002.
Consolidated statements of cash flows for the years ended December 31, 2000, 2001, and 2002.
Notes to consolidated financial statements.

(2) **Supplemental Financial Statement Schedules:**

Schedule II—Valuation and Qualifying Accounts—See Note 13, "Valuation Accounts" to the consolidated financial statements.

All other schedules are omitted because the information is not applicable or is not material, or because the information is included in the consolidated financial statements or the notes thereto.

(3) **Exhibits:**

Exhibit No.	
3.1	Amended and Restated Certificate of Incorporation of registrant.*
3.2	Amended and Restated Bylaws of registrant.*
4.1	Form of registrant's common stock certificate.*
4.2	Sixth Amended and Restated Investor Rights Agreement, as amended, dated June 21, 2001, between the registrant and the parties named therein.*
4.3	Amendment No. 1 to the Sixth Amended and Restated Investor Rights Agreement, dated June 11, 2002, between the registrant and the parties named therein.*
4.4	Warrant to Purchase Shares of Common Stock issued by the registrant to HEALTHSOUTH Corporation.***
4.5	Amendment No. 2 to the Sixth Amended and Restated Investor Rights Agreement, dated June 12, 2002, between the registrant and the parties named therein.*
4.6	Amendment No. 3 to the Sixth Amended and Restated Investor Rights Agreement, dated June 28, 2002, between the registrant and the parties named therein.*
4.7	Warrant to Purchase Shares of Common Stock issued by the registrant to American Sales & Merchandising, LLC.*
4.8	Warrant to Purchase Shares of Common Stock issued by the registrant to James W. Dennis.***

Exhibit No.	
4.9	Warrant to Purchase Shares of Common Stock issued by the registrant to Pamela Peeke.
4.10	Warrant to Purchase Shares of Common Stock issued by the registrant to Augie Nieto.
4.11	Warrant to Purchase Shares of Common Stock issued by the registrant to James O. Hill.
4.12	Warrant to Purchase Shares of Common Stock issued by the registrant to Vernon Brunner.
4.13	Warrant to Purchase Shares of Common Stock issued by the registrant to Michael Liberty, as amended.
10.1	Form of Indemnification Agreement entered into by registrant with each of its directors and executive officers.*
10.2	1998 Stock Plan.*
10.3	2002 Stock Plan and related agreements.*
10.4	2002 Employee Stock Purchase Plan and related agreements.*
10.5	2002 Director Option Plan and related agreements.*
10.6	Standard Office Lease, dated October 2, 2000, between the registrant and New Genesee Land Company, LLC, as amended on January 24, 2001.*
10.7	Office Lease, dated April 24, 2000, between the registrant and Gatito Enterprises Joint Venture.*
10.8	Lease Agreement, dated April 17, 2000, between the registrant and Dale Riveland, Christina M. Riveland, Kenneth Johnstone and Pearl L. Johnstone.*
10.9	Assignment Agreement, dated May 22, 2002, between the registrant and James R. Mault, M.D.*
10.10†	License Agreement, dated August 17, 1999, between the registrant and Sensors for Medicine and Science, Inc.*
10.11	Amendment No.1 to License Agreement, dated October 30, 1999, between the registrant and Sensors for Medicine and Science, Inc.*
10.12	Amendment and Supplement to License Agreement, dated March 31, 2000, between the registrant and Sensors for Medicine and Science, Inc.*
10.13†	Agreement, dated November 7, 2001, between the registrant and Sensors for Medicine and Science, Inc.*
10.14†	License Agreement, dated August 21, 1999, between the registrant and ndd Medizintechnik AG.*
10.15†	License Agreement, dated August 21, 1999, between the registrant and ndd Medizintechnik AG.*
10.16†	Agreement for Electronic Manufacturing Services, dated April 3, 2001, between the registrant and Sanmina Corporation.*
10.17†	International Distribution Agreement, dated August 1, 2001, between the registrant and SensorMedics Corporation, a subsidiary of VIASYS Healthcare Inc.*
10.18†	Exclusive Distribution Agreement, dated December 5, 2001, between the registrant and Nature's Sunshine Products, Inc.*

Exhibit No.	
10.19†	United States Sales and Distribution Agreement, dated December 21, 2001, between the registrant and US Wellness, Inc.*
10.20	Purchase Agreement, dated March 6, 2002, between the registrant and Piranha Plastics, LLC.*
10.21	Purchase Agreement, dated March 6, 2002, between the registrant and Sienna Corporation.*
10.22†	International Distribution Agreement, dated March 19, 2002, between the registrant and Microlife Corporation.*
10.23†	Supply and Services Agreement, dated March 25, 2002, between the registrant and Bally Total Fitness Corporation.*
10.24	Employment Offer Letter, executed on April 23, 2000, between the registrant and James R. Mault.*
10.25	Employment Offer Letter, executed on May 27, 1999, between the registrant and Noel L. Johnson.*
10.26	Employment Offer Letter, executed on February 11, 2002, between the registrant and Stephen E. Webb.*
10.27	Employment Offer Letter, executed on October 2, 2000, between the registrant and Kamal Hamid.*
10.28	Employment Offer Letter, executed on July 26, 2000, between the registrant and Jay T. Kearney.*
10.30	Change of Control Agreement, executed on November 10, 2000, between the registrant and James R. Mault.*
10.31	Change of Control Agreement, executed on November 3, 2000, between the registrant and Noel L. Johnson.*
10.32	Change of Control Agreement, executed on April 1, 2002, between the registrant and Stephen E. Webb.*
10.33	Change of Control Agreement, executed on April 11, 2002, between the registrant and Kamal Hamid.*
10.35	Employment Offer Letter, executed on April 11, 2002, between the registrant and Scott K. Meyer.*
10.36	Change of Control Agreement, executed on April 11, 2002, between the registrant and Scott K. Meyer.*
10.37†	Strategic Agreement, dated May 23, 2002, between the registrant and HEALTHSOUTH Corporation.*
10.38†	Promotion Agreement, dated May 23, 2002, between the registrant and HEALTHSOUTH Corporation.*
10.39	Employment Offer Letter, executed on July 1, 2002, between the registered and DeWayne R. Youngberg.**
10.40	Change of Control Agreement, executed on July 8, 2002, between the registrant and DeWayne R. Youngberg.**

Exhibit No.	
10.41††	Vendor Agreement, dated June 24, 2002, between the registrant and SAM's West, Inc., as amended on August 6, 2002.***
10.42††	Strategic Partnership Agreement, dated August 8, 2002, between the registrant and Mead Johnson & Company, as amended on September 24, 2002.***
10.43	Employment Agreement, dated September 13, 2002, between the registrant and James R. Mault.***
10.44	Consulting Agreement, dated September 27, 2002, between the registrant and James W. Dennis.***
10.45	Amendments to International Distribution Agreement, dated September 26, 2002 and October 29, 2002, respectively, between the registrant and SensorMedics Corporation, a subsidiary of VIASYS Healthcare.***
10.46	Separation Agreement, dated November 5, 2002, between the registrant and Scott K. Meyer.
10.47	Employment Offer Letter, dated November 15, 2002, between the registrant and James W. Dennis.
10.48††	Amendment to Strategic Partnership Agreement, dated December 31, 2002, between the registrant and Mead Johnson and Company.
10.49††	Amendment to Strategic Agreement, dated in December 2002, between the registrant and HEALTHSOUTH Corporation.
10.50††	Amended and Restated International Distribution Agreement, dated June 24, 2002, between the registrant and Malacca International Corporation, a subsidiary of Microlife Corporation.
23.1	Consent of Independent Auditors
99.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Incorporated herein by reference to the registrant's Registration Statement on Form S-1 (File No. 333-86076), as amended, filed with the SEC.

** Incorporated herein by reference to the registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2002, filed with the SEC.

*** Incorporated herein by reference to the registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2002, filed with the SEC.

† Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.

†† Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.

(b) Reports on Form 8-K:

The Company filed a report on Form 8-K on December 19, 2002, during the fourth quarter ended December 31, 2002, regarding the approval of the adoption of a Share Purchase Rights Plan, dated December 11, 2002.

HEALTHETECH, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report

The Board of Directors and Stockholders
HealtheTech, Inc.:

We have audited the accompanying consolidated balance sheets of HealtheTech, Inc. and subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HealtheTech, Inc. and subsidiaries as of December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Denver, Colorado
February 14, 2003

HEALTHETECH, INC.

Consolidated Balance Sheets

	December 31, 2001	December 31, 2002
Assets		
Current assets:		
Cash and cash equivalents	$ 12,898,164	16,878,263
Receivables, net of allowance of $37,000 and $29,000 in 2001 and 2002, respectively	1,267,044	3,156,686
Investments	1,550,992	5,242,726
Inventory	2,846,433	2,359,809
Prepaid expenses	688,040	3,082,412
Other current assets	21,046	17,420
Assets held for sale from discontinued operation	54,780	—
Total current assets	19,326,499	30,737,316
Property and equipment, net	2,635,238	2,997,244
Deposits	326,667	266,363
Restricted cash	1,413,872	1,372,497
Intangible assets, net of accumulated amortization of $295,000 and $741,000 in 2001 and 2002, respectively	1,448,178	3,406,326
Other assets	425,294	—
Total assets	$ 25,575,748	38,779,746
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 2,090,257	2,243,769
Accrued liabilities	4,617,432	2,956,560
Current portion of deferred revenue	—	689,851
Current portion of note payable to related party	60,000	10,000
Total current liabilities	6,767,689	5,900,180
Note payable to related party, less current portion	10,000	—
Deferred revenue, less current portion	—	669,767
Other liabilities	463,241	332,306
Total liabilities	7,240,930	6,902,253
Stockholders' equity:		
Common stock, $0.001 par value, 22,666,666 and 100,000,000 shares authorized in 2001 and 2002, respectively; 7,299,272 and 19,562,680 shares issued and outstanding in 2001 and 2002, respectively	7,299	19,563
Preferred stock:		
Series A, $0.001 par value, 900,000 and 0 shares authorized, 807,993 and 0 shares issued and outstanding in 2001 and 2002, respectively, aggregate liquidation preference of $1,515,000 in 2001	1,504,799	—
Series B, $0.001 par value, 600,000 and 0 shares authorized; 533,327 and 0 shares issued and outstanding in 2001 and 2002, respectively, aggregate liquidation preference of $4,000,000 in 2001	3,994,286	—
Series C, $0.001 par value, 6,700,000 and 0 shares authorized; 6,279,973 and 0 shares issued and outstanding in 2001 and 2002, respectively, aggregate liquidation preference of $47,100,000 in 2001	46,661,877	—
Deferred stock-based charges	(1,488,082)	(2,509,183)
Additional paid-in capital	15,043,041	98,566,849
Accumulated deficit	(47,388,402)	(64,199,736)
Total stockholders' equity	18,334,818	31,877,493
Commitments and contingencies		
Total liabilities and stockholders' equity	$ 25,575,748	38,779,746

See accompanying notes to consolidated financial statements.

HEALTHETECH, INC.

Consolidated Statements of Operations

	Years ended December 31,		
	2000	2001	2002
Revenue:			
Product sales	$ —	1,314,644	9,653,801
Software and other	484,444	1,378,686	3,877,328
Total revenue	484,444	2,693,330	13,531,129
Cost of revenue:			
Product sales	—	4,784,517	5,876,349
Software and other	56,002	335,133	917,365
Stock-based charges	—	32,653	51,386
Total cost of revenue	56,002	5,152,303	6,845,100
Gross profit (loss)	428,442	(2,458,973)	6,686,029
Operating expenses:			
Research and development, excluding $90,703 and $233,794 of stock-based charges for the years ended December 31, 2001 and 2002, respectively	9,176,396	6,069,654	6,806,573
Selling, general and administrative, excluding $199,721 and $1,803,891 of stock-based charges for the years ended December 31, 2001 and 2002, respectively	5,227,317	10,898,670	15,037,534
Stock-based charges	—	290,424	2,037,685
Impairment of intangible assets	—	492,593	—
Total operating expenses	14,403,713	17,751,341	23,881,792
Loss from operations	(13,975,271)	(20,210,314)	(17,195,763)
Interest income	250,240	495,573	394,994
Interest expense	—	(6,981)	(10,565)
Loss from continuing operations	(13,725,031)	(19,721,722)	(16,811,334)
Loss from discontinued operations including $46,123 of stock-based charges for the year ended December 31, 2001	—	(11,572,481)	—
Net loss	$(13,725,031)	(31,294,203)	(16,811,334)
Loss per common share:			
Basic and diluted loss per common share:			
Continuing operations	$ (2.49)	(2.87)	(1.29)
Discontinued operations	—	(1.69)	—
Net loss	$ (2.49)	(4.56)	(1.29)
Basic and diluted weighted average number of shares outstanding	5,520,719	6,868,852	13,067,140

See accompanying notes to consolidated financial statements.

HEALTHETECH, INC.

Consolidated Statements of Stockholders' Equity

	Common stock		Preferred stock						Additional paid-in capital	Deferred stock-based charges	Accumulated deficit	Total stockholders' equity
			Series A		Series B		Series C					
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				
Balances at January 1, 2000	4,839,987	$ 4,840	807,993	$ 1,504,799	139,998	$ 1,044,286	—	$ —	$ 174,460	$ —	$ (2,369,168)	$ 359,217
Common stock issued in SoftCare acquisition	818,280	818	—	—	—	—	—	—	1,226,604	—	—	1,227,422
Common stock issued for services	1,333	1	—	—	—	—	—	—	2,999	—	—	3,000
Exercise of common stock options for cash	180,000	180	—	—	—	—	—	—	33,570	—	—	33,750
Common stock option modification	—	—	—	—	—	—	—	—	303,750	—	—	303,750
Series B convertible preferred stock issued for cash	—	—	—	—	393,329	2,950,000	—	—	—	—	—	2,950,000
Series C convertible preferred stock issued for cash, net of $37,841 issuance costs	—	—	—	—	—	—	2,261,327	16,922,159	—	—	—	16,922,159
Net loss	—	—	—	—	—	—	—	—	—	—	(13,725,031)	(13,725,031)
Balances at December 31, 2000	5,839,600	5,839	807,993	1,504,799	533,327	3,994,286	2,261,327	16,922,159	1,741,383	—	(16,094,199)	8,074,267
Common stock issued in Baby-C acquisition	1,446,525	1,447	—	—	—	—	—	—	10,847,413	—	—	10,848,860
Common stock options issued for services	—	—	—	—	—	—	—	—	4,900	—	—	4,900
Exercise of common stock options for cash	13,147	13	—	—	—	—	—	—	29,073	—	—	29,086
Fair value of common stock options issued in acquisition	—	—	—	—	—	—	—	—	447,720	—	—	447,720
Issuance of common stock options at less than fair value	—	—	—	—	—	—	—	—	1,733,899	(1,733,899)	—	—
Amortization of deferred stock-based charges	—	—	—	—	—	—	—	—	—	245,817	—	245,817
Common stock option modification	—	—	—	—	—	—	—	—	123,365	—	—	123,365
Series C convertible preferred stock issued for cash, net of $400,282 issuance costs	—	—	—	—	—	—	4,018,646	29,739,718	—	—	—	29,739,718
Warrants issued for services	—	—	—	—	—	—	—	—	115,288	—	—	115,288
Net loss	—	—	—	—	—	—	—	—	—	—	(31,294,203)	(31,294,203)
Balances at December 31, 2001	7,299,272	7,299	807,993	1,504,799	533,327	3,994,286	6,279,973	46,661,877	15,043,041	(1,488,082)	(47,388,402)	18,334,818
Exercise of common stock options for cash	122,116	122	—	—	—	—	—	—	288,603	—	—	288,725
Series C preferred stock issued for cash, net of $8,067 issuance costs	—	—	—	—	—	—	386,666	2,891,933	—	—	—	2,891,933
Issuance of common options at less than fair value	—	—	—	—	—	—	—	—	2,314,883	(2,314,883)	—	—
Amortization of deferred stock-based charges	—	—	—	—	—	—	—	—	—	983,407	—	983,407
Issuance of warrants for services	—	—	—	—	—	—	—	—	862,246	—	—	862,246
Adjust deferred stock-based charges for terminations	—	—	—	—	—	—	—	—	(310,375)	310,375	—	—
Exercise of warrant for cash	266,666	267	—	—	—	—	—	—	274,718	—	—	274,985
Repurchase of Series B preferred stock	—	—	—	—	(133,333)	(870,664)	—	—	—	—	—	(870,664)
Conversion of preferred stock	7,874,626	7,875	(807,993)	(1,504,799)	(399,994)	(3,123,622)	(6,666,639)	(49,553,810)	54,174,356	—	—	—
Modification of stock options	—	—	—	—	—	—	—	—	243,418	—	—	243,418
Common stock issued for cash, net of $4,320,041 issuance costs	4,000,000	4,000	—	—	—	—	—	—	25,675,959	—	—	25,679,959
Net loss	—	—	—	—	—	—	—	—	—	—	(16,811,334)	(16,811,334)
Balances at December 31, 2002	19,562,680	$19,563	—	$ —	—	$ —	—	$ —	$98,566,849	$(2,509,183)	$(64,199,736)	$ 31,877,493

See accompanying notes to consolidated financial statements.

HEALTHETECH, INC.

Consolidated Statements of Cash Flows

	Years ended December 31,		
	2000	2001	2002
Cash flows from operating activities:			
Net loss	$(13,725,031)	(31,294,203)	(16,811,334)
Adjustments to reconcile net loss to net cash used by operating activities:			
Depreciation and amortization expense	554,728	2,314,359	1,939,035
Loss on disposal of property and equipment	—	442,033	125,629
Inventory write-offs	—	1,449,605	—
Stock-based charges	306,750	489,370	2,089,071
Prepaid asset write-off	—	—	335,530
Allowance for doubtful accounts	—	36,780	53,000
Change in deposits and other	(265,313)	(61,354)	(70,631)
Impairment of intangible assets	—	9,849,771	—
Changes in operating assets and liabilities, net of effects of business combination:			
Receivables	(238,760)	(1,065,064)	(1,942,642)
Inventory	(634,046)	(3,727,830)	252,683
Prepaid expenses and other current assets	(986,405)	410,618	(2,726,276)
Accounts payable	1,874,779	95,626	153,512
Accrued liabilities and other	1,615,160	3,329,341	(1,001,637)
Deferred revenue	—	—	1,359,618
Net cash used by operating activities	(11,498,138)	(17,730,948)	(16,244,442)
Cash flows from investing activities:			
Capital asset expenditures	(1,935,916)	(1,438,905)	(1,972,627)
Purchases of investments	—	(1,550,992)	(5,242,726)
Redemption of investments	—	—	1,550,992
Intangible assets expenditures	(695,812)	(673,362)	(2,403,974)
Proceeds from the sale of assets	—	—	46,563
Payments made in business acquisition, net of cash acquired	55,642	90,812	—
Net cash used by investing activities	(2,576,086)	(3,572,447)	(8,021,772)
Cash flows from financing activities:			
Proceeds from the issuance of common stock	—	—	30,000,000
Common stock issuance costs	—	—	(4,320,041)
Repurchase of preferred stock	—	—	(870,664)
Exercise of common stock warrant for cash	—	—	274,985
Payments on note payable	(60,000)	(60,000)	(60,000)
Proceeds from issuances of preferred stock	19,910,000	30,140,000	2,900,000
Preferred stock issuance costs	(37,841)	(400,282)	(8,067)
Proceeds from exercises of common stock options	33,750	29,086	288,725
Net cash provided by financing activities	19,845,909	29,708,804	28,204,938
Net change in restricted cash	(1,200,000)	(213,872)	41,375
Net increase in cash and cash equivalents	4,571,685	8,191,537	3,980,099
Cash and cash equivalents at beginning of year	134,942	4,706,627	12,898,164
Cash and cash equivalents at end of year	$ 4,706,627	12,898,164	16,878,263
Disclosure of noncash investing and financing activities:			
Common stock issued in acquisitions	$ 1,227,422	10,848,860	—
Common stock options issued in acquisition	—	447,720	—
Common stock issued for goods or services	3,000	—	—
Conversion of preferred stock to common stock	—	—	54,174,356

See accompanying notes to consolidated financial statements.

(1) Business and Basis of Financial Statement Presentation

HealtheTech, Inc. (the Company or HealtheTech) was incorporated in February 1998 under the laws of the State of Delaware. The Company operates in one segment and develops and markets health solutions designed to give consumers simple, informative ways to improve and maintain health and wellness.

The accompanying consolidated financial statements include the accounts of HealtheTech, Inc. and its wholly-owned subsidiaries since the date of formation or acquisition, as described in note 3. All intercompany balances and transactions have been eliminated in consolidation.

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

The Company's consolidated financial statements are based on several significant estimates, including the reserve for warranty obligations and product returns, provision for excess and obsolete inventory, and the selection of estimated useful lives of long-lived assets.

(2) Significant Accounting Policies

(a) Cash and Cash Equivalents and Restricted Cash

All highly liquid investments purchased with original maturities of three months or less are considered to be cash equivalents. Restricted cash represents amounts the Company has pledged related to deposits on leases for office space and equipment.

(b) Allowance for Doubtful Accounts

We extend credit terms to our customers based upon credit analysis performed by management. An allowance is made for customer accounts for which collection has become doubtful.

(c) Investments

Investments of $1,550,992 and $5,242,746 at December 31, 2001 and 2002, respectively, consisted of mutual funds with investments in medium term U.S. governmental securities. Investments are stated at fair value and are classified as available for sale.

(d) Inventory

Inventory is stated at the lower of cost or market and consists of purchased items or finished goods that were manufactured for the Company by contract manufacturers, using the first-in, first-out method. The Company is contractually required to purchase from a manufacturer raw materials and work-in-process that such manufacturer has purchased or processed based on the Company's initial forecasts, but which will not be utilized within 90 days due to subsequently revised forecasts. The Company normally leaves such inventory at the manufacturer, but can request it to be shipped to another location, and bears risk of loss due to obsolescence and other general inventory risk other than pilferage or mishandling by the manufacturer. Included in inventory and long term other assets at

December 31, 2001 and 2002 respectively, is $1,908,084 and $0 consisting of components in excess of 90-day requirements which the Company had accrued in response to notification from a contract manufacturer of excess components due to revised forecasts. The component inventory has been utilized during 2002 and no components in excess of forecasts remain at December 31, 2002.

(e) Intangible Assets

Intangible assets consist of purchased patents and legal fees to obtain patents and are recorded at cost. Amortization of intangible assets is calculated using the straight-line method over the estimated useful lives, generally five to fifteen years. Amortization expense was $377,008, $1,537,061, and $445,827 and for the years ending December 31, 2000, 2001 and 2002, respectively.

(f) Impairment of Long-Lived Assets and Assets to Be Disposed Of

The Company accounts for long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment annually and whenever events or circumstances indicate the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows from such asset are separately identifiable and are less than the carrying value. Fair value is determined by reference to quoted market prices, if available, or the utilization of certain valuation techniques such as cash flows discounted at a rate commensurate with the risk involved. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less cost to sell. During December 2001, the Company recognized impairment of $492,593 related to certain software products.

(g) Accrued liabilities

Accrued liabilities consisted of the following:

	December 31,	
	2001	2002
Contract manufacturer	$3,086,150	728,865
Sales and marketing services	—	199,317
Compensation	334,708	689,920
Consulting and professional services	687,983	457,185
Lease costs	116,983	262,596
Product royalties and warranties	198,750	451,189
Other	192,858	167,488
Total	$4,617,432	2,956,560

(h) Deferred Revenue

Deferred revenue consists of payments received to maintain exclusivity and are recognized ratably over the contract period.

(i) Fair Value of Financial Instruments

The carrying amounts of certain of the Company's financial instruments, including, cash and cash equivalents, restricted cash, short-term investments, accounts receivable, accounts payable and accrued expenses, approximate fair value.

(j) Research and Development Costs and Software Development Costs

Research and development costs are expensed as incurred and consist of salaries and other direct costs. SFAS No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed*, (SFAS No. 86) requires the capitalization of certain software development costs once technological feasibility is established. The Company's software is deemed to be technologically feasible at the point a working model of the software product is developed. Through December 31, 2002, the period between achieving technological feasibility and general availability of such software has been short. Consequently, software development costs qualifying for capitalization have been insignificant.

(k) Revenue

The Company generates revenue from the sale of its products, software and licensing arrangements. Revenue from the sale of products is recognized when evidence of an arrangement exists, ownership transfers to the customer or distributor, the price is fixed and collectibility is probable. The software component of the Company's products is considered incidental under Statement of Position (SOP) 97-2, *Software Revenue Recognition.*

Software fees are comprised of sales of prepackaged software that can be sold independently or in conjunction with product sales. Software fees are recognized according to the criteria of SOP 97-2, as amended. Revenue is recognized upon execution of a license agreement or signed written contract with fixed or determinable fees, shipment or electronic delivery of the product, and when collection of the receivable is probable. Software sales are to retail consumers who install the software themselves and pay via credit card prior to shipment. We also sell software to mass-market resellers who have a contractual or implied right of return and as we do not have a historical basis for estimating returns from this channel, the Company recognizes revenue when the software is sold through to the end user. The Company provides support only to assist in installing the software. Service revenue, including training and consulting services, is recognized as services are performed. Licensing fees are recognized ratably over the contract term.

Cost of product revenue consists primarily of purchases of products from contract manufacturers, warranty reserves and royalty payments, in addition to costs of personnel directly related to managing the supply chain and related overhead. Cost of software revenue primarily consists of purchases of product. Additionally, costs of shipping are included in software and other cost of revenue.

The Company provides 30 day right of return on software sales and limited warranty on its software products for 90 days from date of purchase. However as returns have been insignificant, no reserve has been established. The Company does not provide price protection or right of return on health monitoring devices. The Company provides limited warranty on its devices for periods of 12 to15 months, based on historical experience.

(l) Stock-Based Charges

The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations, including FASB Interpretation No. 44, *Accounting for Certain Transactions involving Stock Compensation an Interpretation of APB Opinion No. 25*. As such, compensation expense is recorded on the date of grant only if the current fair value of the underlying stock exceeds the exercise price. Under SFAS No. 123, *Accounting for Stock-Based Compensation* (SFAS No. 123), entities are permitted to recognize the fair value of all stock-based awards on the date of grant as expense over the vesting period. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income (loss) disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosures required by SFAS No. 123.

The Company accounts for non-employee stock based awards in accordance with SFAS 123 and related interpretations. Prior to the Company's initial public offering in July 2002, the fair value of equity instruments was determined by the Company's Board of Directors. Subsequent to July 2002, the fair value of the Company's equity instruments is determined by the price of the Company's stock.

(m) Income Taxes

The Company uses the asset and liability method of accounting for income taxes as prescribed by SFAS No. 109, *Accounting for Income Taxes*. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The resulting deferred tax assets and liabilities are adjusted to reflect changes in tax laws or rates in the period of enactment.

(n) Advertising Costs

The Company accounts for advertising costs as a prepaid expense until such time as the media placement occurs. Advertising expense was $0 in 2000, $182,811 in 2001 and $1,277,013 in 2002. The Company has advertising prepayments of $0 and $2,323,128 included in prepaid expenses at December 31, 2001 and 2002, respectively.

(o) Loss Per Share

Loss per share is presented in accordance with the provisions of SFAS No. 128, *Earnings Per Share*, (SFAS No. 128). Under SFAS No. 128, basic loss per share (EPS) excludes dilution for potential common stock issuances and is computed by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock. Basic and diluted EPS are the same for all periods, as all potential common stock instruments, consisting of common stock options and warrants and convertible preferred stock, are anti-dilutive due to the net losses for each year.

The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations:

	Years ended December 31,		
	2000	2001	2002
Numerator:			
Loss from continuing operations	$(13,725,031)	(19,721,722)	(16,811,334)
Loss from discontinued operations	—	(11,572,481)	—
Net loss	(13,725,031)	(31,294,203)	(16,811,334)
Denominator:			
Historical common shares outstanding for basic and diluted loss per share at beginning of the year	4,839,987	5,839,600	7,299,272
Weighted average number of common equivalent shares issued during the year	680,732	1,029,252	5,767,868
Denominator for basic and diluted loss per share—weighted average shares	5,520,719	6,868,852	13,067,140
Loss per share—basic and diluted:			
Continuing operations	$ (2.49)	(2.87)	(1.29)
Discontinued operations	—	(1.69)	—
Net loss	$ (2.49)	(4.56)	(1.29)

For the years ending December 31, 2000, 2001, and 2002, 2,439,857, 8,935,403, and 6,946,349 respectively, potential common stock equivalents consisting of options and warrants were excluded from the diluted loss per share calculation because their effect would be anti-dilutive.

(3) Acquisitions

On April 16, 2001, the Company issued 1,446,525 shares of common stock and 86,804 options to purchase common stock in exchange for all of the outstanding common stock of Baby-C, a provider of instructional and promotional products to the juvenile products market. Concurrently with the closing of the acquisition, certain shareholders of Baby-C and their affiliates made a $5.0 million investment in the Company's Series C preferred stock at $7.50 per share which was the same price paid by the other investors in the same offering. The acquisition of Baby-C was a condition to this investment. The fair value of the common stock options was determined using the Black-Scholes option pricing model with the following assumptions: no volatility or dividends, contractual life of 4 years, and risk free interest rate of 4.56%. This resulted in a fair value of $447,720 and together with the common stock (valued at $7.50 a share on the purchase date based on the price of recent preferred stock offerings) and related costs of the acquisition total consideration granted was $11,341,441. The acquisition was accounted for using the purchase method, with the excess consideration over net tangible assets acquired resulting in goodwill, which was being amortized over an estimated useful life of 7 years. However, during the fourth quarter of 2001, the Company terminated the operations and accordingly, the results of Baby-C's operations have been included in the financial statements since the date of acquisition, in loss from discontinued operations. Revenue from April 16 through December 31, 2001 was approximately $62,000. See note 4.

The following summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Cash	$ 90,812
Accounts receivable	2,871
Inventory	414,236
Goodwill	10,869,369
Total assets acquired	11,377,288
Accounts payable and accrued liabilities	(35,847)
Net assets acquired	$11,341,441

On March 29, 2000, the Company issued 818,280 shares of common stock in exchange for all of the outstanding common stock of Softcare, Inc. (Softcare), a provider of nutrition and other health tracking software. The acquisition was accounted for using the purchase method. The Company issued 654,625 shares upon consummation of the merger, and placed 163,655 in escrow for resolution of general representations and warranties. These shares have been included as consideration in the calculation of the purchase price. The fair value of the common stock issued was $1,227,422 as of the purchase date based on the price of recent preferred stock offerings. The results of Softcare's operations have been included in the financial statements since the date of acquisition.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Cash	$ 55,642
Property and equipment	87,754
Purchased computer software	1,182,309
Total assets acquired	1,325,705
Accounts payable and accrued liabilities	(98,283)
Net assets acquired	$1,227,422

The acquired intangible assets represent software that was expected to be utilized and integrated into the Company's future products. The amount was being amortized over the estimated useful life of three years using the straight-line method. However, in December 2001 the Company discontinued the products and introduced a product of its own. As no significant features had been utilized in subsequent products, the remaining computer software balance of $492,593 was considered impaired and the related impairment is included in general and administrative expenses in the year ended December 31, 2001.

(4) Discontinued Operations

As discussed in note 3, the Company discontinued the operations of Baby-C during 2001. The results of operations of Baby-C through the end of the year and impairment of the net assets, including the associated goodwill, to net salvage value are shown as loss from discontinued operations in the statement of operations. No income tax benefit was recognized as utilization of it was not deemed to be more likely than not. The associated net assets, consisting of inventory subsequently sold to a liquidator, have been classified as "Assets held for sale from discontinued operation" in the balance sheet. The following presents the activity of Baby-C from April 16, 2001 through December 31, 2001. There were no operations subsequent to December 31, 2001.

Revenue	$ 62,110
Cost of revenue	535,959
Gross loss	(473,849)
Operating expenses	11,098,130
Operating loss from discontinued operations	(11,571,979)
Other expense, net	502
Loss from discontinued operations before income taxes	(11,572,481)
Income tax benefit	—
Loss from discontinued operations	$(11,572,481)

(5) Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets, generally two to five years. Repairs and maintenance costs are expensed as incurred. Property and equipment consist of the following:

	December 31,		Estimated useful life
	2001	2002	
Furniture and fixtures	$ 329,765	418,084	60 months
Computer equipment	1,078,243	1,399,609	36 months
Development tools	762,029	668,925	18 months
Leasehold improvements	703,720	796,135	60 months
Purchased software	566,639	922,576	36 months
Capitalized website and software	—	769,156	24 months
Assets not yet in use	—	134,075	—
	3,440,396	5,108,560	
Less accumulated depreciation and amortization	(805,158)	(2,111,316)	
	$2,635,238	2,997,244	

(6) Stockholders' Equity

(a) Common and Preferred Stock

In April 2002, the board of directors increased the number of authorized shares of common and preferred stock to 100,000,000 and 8,200,000, respectively, and declared a 4 for 3 stock split for all classes of stock. The stockholders approved the resolution, and on June 17, 2002 the Company amended its certificate of incorporation. In July 2002, the Company closed its initial public offering of 4,000,000 shares of its common stock at a price to the public of $7.50 per share, all of which shares were issued and sold by the Company. Upon the closing of the initial public offering, all issued and outstanding shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, less the repurchase of 133,333 shares of Series B Preferred Stock at a price of $6.53 per share, were converted into 7,874,626 shares of common stock.

(b) Stock Options

In 1998, the Board of Directors approved the 1998 stock option plan (the Plan). Under the Plan, the Company granted options to employees, directors, consultants and advisors. The Company had reserved 4,000,000 shares of common stock for issuance pursuant to the Plan. As of June 17, 2002, options and stock purchase rights to acquire a total of 2,880,310 shares of common stock were issued and outstanding and a total of 212,037 shares of our common stock had been issued upon the exercise of options and stock purchase rights granted under this Plan. Effective with the Company's initial public offering in July 2002, the Board of Directors decided not to grant any additional awards under this Plan.

During June 2001, the Company issued an option to purchase 6,666 shares with an exercise price of $2.63 to a consultant relating to services to be performed. The options vest over 4 years and have a life of 10 years. The Company measures the fair value of the option at each balance sheet date and recognizes the appropriate amount of cost based on the options vested. Costs of $26,602 have been recognized in 2002 and are reflected in selling, general and administrative stock-based charges on the accompanying statement of operations.

During October 2001, the Company modified 24,631 options, with weighted average exercise prices of $2.30, of terminating individuals in conjunction with the closure of an office. The modification of previously granted stock options resulted in a new measurement date. The fair value of the Company's common stock exceeded the exercise price on the date of the modification, and accordingly, compensation cost of $123,365, as measured using the intrinsic value method, has been included in selling, general and administrative stock-based charges in the accompanying 2001 financial statements.

In April 2002, the Board of Directors approved the 2002 stock option plan (the 2002 Plan) providing for the grant of options to employees, directors and consultants. The Company has reserved a total of 3,333,333 shares of common stock for issuance pursuant to the 2002 Plan. The 2002 Plan provides for any shares reserved but unissued under the 1998 stock option plan and any shares returned to the 1998 stock option plan as the result of termination of options or repurchase of shares issued will be reserved for issuance under the 2002 Plan, together with annual increases in the number of shares available for issuance on the first day of each fiscal year. Under the 2002 Plan, options are granted at exercise prices not less than the fair value of the Company's common stock on the grant date. Options generally vest over four years and expire after 10 years.

In April 2002, the Board of Directors approved the 2002 Director Option Plan. The Company has reserved a total of 200,000 shares of common stock for issuance, as well as providing for annual increases in the number of shares available on the first day of each fiscal year.

In June 2002, the Company accelerated vesting of an employee's options as part of a severance package. This modification was accounted for under APB 25, as the employee is not providing future services and resulted in a charge to cost of revenue of approximately $149,000.

In July 2002, the Company accelerated vesting of an employee's options as part of a severance package. This modification was accounted for under APB 25, as the employee is not providing future services and resulted in a charge to selling, general and administrative stock-based charges of approximately $22,000.

In September 2002, the Company accelerated the vesting of a director's options as compensation for his services as a member of the Board of Directors over the last two years. This modification was accounted for under APB 25, as the director resigned his board position and is not providing future services, resulting in a charge to selling, general and administrative stock-based charges of approximately $25,000.

In December 2002, the Company accelerated vesting of an employee's options as part of a severance package. This modification was accounted for under APB 25, as the employee is not providing future services and resulted in a charge to cost of revenue of approximately $21,000.

At December 31, 2001 and 2002, 1,879,259 and 2,709,887 shares were available for grant under the Plan, respectively. The per share weighted average fair value of stock options granted during 2000, 2001 and 2002 was $0.29, $5.07 and $6.13 respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: no dividends, no volatility in 2000 and 2001 and 55% volatility in 2002, expected life of four years and risk-free interest rate of 6.08%, 4.14% and 3.14%, respectively. In addition, at December 31, 2002, there are 8,512 options with exercise prices of $4.58 per share, which were granted outside the Plan.

During 2001, the Company granted options with exercise prices less than the estimated fair value of common stock on the date of grant based on contemporaneous sales of convertible preferred stock. The related compensation expense is being recognized over the vesting period of the options, which is the difference between $7.50 per share, and the exercise price. Unrecognized compensation expense at December 31, 2001 and December 31, 2002 totaled $1,488,082 and $2,509,183, respectively. If the Company determined compensation cost based on the fair value of the options at the grant date under SFAS No. 123, the Company's net loss would have been approximately $(13,832,648), $(31,461,727), and $(18,156,148), and basic and diluted net loss per share would have been $(2.51), $(4.58), and $(1.39) for the years ended December 31, 2000, 2001, and 2002, respectively.

The following table summarizes stock option activity and balances for the years ended December 31, 2000, 2001, and 2002:

	Number of options	Weighted-average exercise price
Balance at December 31, 1999	693,332	$0.75
Granted	1,744,338	2.16
Exercised	(180,000)	0.19
Forfeited	(113,332)	1.15
Balance at December 31, 2000	2,144,338	1.92
Granted	448,046	2.86
Exercised	(13,147)	2.21
Forfeited	(651,643)	2.55
Balance at December 31, 2001	1,927,594	1.93
Granted	3,075,146	6.13
Exercised	(122,119)	2.37
Forfeited	(372,441)	6.04
Balance at December 31, 2002	4,508,180	$4.44

The following table summarizes information about stock options outstanding at December 31, 2002:

Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable as of December 31, 2002	Weighted average exercise price
$0.94 - $1.88	936,770	2.83	$1.37	918,074	$1.36
2.06 - 2.63	1,027,887	7.05	2.45	524,199	2.30
2.63 - 5.80	967,399	8.37	4.93	20,000	2.63
6.05 - 6.98	267,000	8.38	6.16	198,000	6.05
7.50	1,309,124	8.31	7.50	20,000	7.50
	4,508,180	6.90	$4.44	1,680,273	$2.30

The table includes options for common stock whose exercise price was less than the fair market value, for financial reporting purposes, of the underlying common stock at the date of grant, equal to the fair market value at the date of grant or greater than the fair market value at the date of grant:

	Years ended December 31,		
	2000	2001	2002
Exercise Price:			
Less than fair market value—			
Number of options	603,285	434,713	512,661
Weighted average exercise price	$ 2.51	$ 2.86	$ 2.73
Weighted average fair value	$ 0.48	$ 5.07	$ 5.16
Equal to fair market value—			
Number of options	341,054	13,333	2,562,485
Weighted average exercise price	$ 2.28	$ 2.63	$ 6.81
Weighted average fair value	$ 0.38	$ 0.43	$ 2.45
Greater than fair market value—			
Number of options	799,999	—	—
Weighted average exercise price	$ 1.86	—	—
Weighted average fair value	$ 0.13	—	—

(c) Warrants

In May 2001, the Company issued warrants to purchase 66,666 shares of common stock at an exercise price of $7.50 per share in connection with a corporate alliance agreement. The warrants were fully vested upon grant and expired two months after grant date. Simultaneously, the Company issued fully vested warrants to purchase 66,666 shares of common stock at an exercise price of $11.25 per share. These warrants expired on March 29, 2002. The fair value of the warrants was determined using the Black-Scholes option pricing model assuming no dividends, 66% volatility, risk free interest rate of 4.70% and an expected life of 2 months and 10 months, respectively. The Company determined the fair value of the warrants to be $115,288 and has been reflected as selling, general and administrative stock-based charges in the accompanying statement of operations.

In December 2001, the Company issued warrants to purchase 171,849 shares of common stock at $7.50 per share to a consultant for services related to acquiring certain distribution channels for its BodyGem product. The warrants vest upon the achievement of a milestone, which occurred in June 2002. The fair value of the warrants was $290,000, as determined using the Black-Scholes option pricing model assuming no dividends, 55% volatility, risk free interest rate of 2.32% and an expected life of 1 year. The fair value of this warrant has been included in selling, general and administrative stock-based charges on the accompanying statement of operations.

In May 2002, the Company entered into a strategic agreement with a company under which exclusive rights were granted to sell its products and deliver metabolic measurements in certain markets. Concurrently, in exchange for certain promotional services for which the partner is contractually obligated to provide over a three-year period, the Company granted a fully vested warrant to purchase 1,942,200 shares of common stock. Twenty percent of the warrant will be exercisable in full or in part in each of September 2002, December 2002, March 2003 and June 2003. Ten percent of the warrant will be exercisable in full or in part in each of September 2003 and December 2003. The warrant will terminate on December 31, 2003. The Company will recognize expense over the period the advertising will be performed. The total expense of approximately $2.3 million was determined using the Black-Scholes Option Pricing model with the following assumptions: volatility 50%, no dividend yield, risk free interest rate of 4%, and expected lives ranging from three months to 18 months. The fair value of this warrant has been included in selling, general and administrative stock-based charges on the accompanying statement of operations.

In September 2002, the Company issued a fully vested warrant to a consultant, who later was appointed to serve as president and chief operating officer of the Company, to purchase an aggregate of 76,000 shares of common stock, of which 40,000 shares are exercisable at an exercise price of $7.50 per share expiring on September 26, 2004, and the remaining 36,000 shares are exercisable at an exercise price of $10.00 per share expiring on September 26, 2005. The fair value of the warrant approximated $59,000, as determined using the Black-Scholes options pricing model assuming no dividends, 55% volatility, risk free interest rates ranging from 2.12% to 2.45% and expected lives of two to three years. The fair value of this warrant has been included in selling, general and administrative stock-based charges on the accompanying statement of operations.

In December 2002, the Company issued four fully vested warrants to consultants to purchase an aggregate of 400,000 shares of common stock, of which 150,000 shares are exercisable at an exercise price of $10.00 per share expiring December 11, 2003, 150,000 shares are exercisable at an exercise price of $15.00 per share expiring December 11, 2004 and 100,000 shares are exercisable at an exercise price of $20.00 expiring December 11, 2005. The fair value of the warrants approximated $107,000, as determined using the Black-Scholes options pricing model assuming no dividends, 55% volatility, risk free interest rates ranging from 1.47% to 2.27% and expected lives of one to three years. The fair value of this warrant has been included in selling, general and administrative stock-based charges on the accompanying statement of operations.

In December 2002, the Company issued a warrant to purchase 625,000 shares of common stock at prices ranging from $15.00 to $50.00 per share to a consultant for services based upon the acquisition of, or introduction into certain distribution channels for its health monitoring products. The warrants become exercisable upon the occurrence of seven defined events. As of December 31, 2002, the condition for one event was met granting the consultant the right to purchase up to 225,000 shares of common stock at an exercise price of $15.00 per share expiring December 11, 2003. The fair value of the warrant approximated $16,000, as determined using the Black-Scholes options pricing model assuming no dividends, 55% volatility, a risk free interest rate of 1.43% and an expected life of one year. As there is no significant disincentive for nonperformance on the part of the consultant for the remaining six conditions, a measurement date has not occurred for the remaining warrants, and no additional amounts have been recorded in the accompanying financial statements. The fair value of this warrant has been included in selling, general and administrative stock-based charges on the accompanying statement of operations.

(d) Employee Stock Purchase Plan

In April 2002, the Board of Directors approved an Employee Stock Purchase Plan (ESPP). The Company has reserved a total of 933,333 shares of common stock to be made available for sale. The ESPP provides for annual increases in the number of shares available on the first day of each fiscal year.

All of our employees are eligible to participate if they are employed by the Company for at least 20 hours per week and more than five months in any calendar year. However, an employee may not purchase stock if such employee:

- immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or
- whose rights to purchase stock under all of our employee stock purchase plans accrues at a rate that exceeds $25,000 worth of stock for each calendar year

The ESPP permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation. A participant may purchase a maximum of 2,500 shares during a 6-month purchase period.

Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period. The price is 85% of the lower of the fair value of our common stock at the beginning of an offering period or at the end of a purchase period.

(7) Income Taxes

Income taxes differ from the amounts that would result from applying the federal statutory rate 35% as follows:

	Years ended December 31,		
	2000	2001	2002
Expected tax benefit	$(4,803,761)	(10,952,971)	(5,883,967)
State income taxes, net of federal benefit	(1,056,339)	(1,370,969)	(707,809)
Change in valuation allowance for deferred tax assets	6,159,374	7,613,188	6,366,907
Amortization of non-deductible goodwill	100,496	4,436,855	—
Research and experimentation credit	(335,762)	—	(349,862)
Stock-based charges	—	346,417	1,238,061
Other, net	(64,008)	(72,520)	(663,330)
	$ —	—	—

Temporary differences that give rise to significant components of deferred tax assets are as follows:

	December 31,	
	2001	2002
Net operating loss carryforwards	$ 12,837,203	18,063,602
Inventory impairments and write-offs	1,258,119	1,453,470
Other, net	571,807	1,516,964
Gross deferred tax assets	14,667,129	21,034,036
Valuation allowance	(14,667,129)	(21,034,036)
Net deferred tax assets	$ —	—

At December 31, 2001 and 2002, the Company has a cumulative net operating loss carryforward for income tax purposes of approximately $29.8 million and $45.5 million, respectively, which expires in various amounts through the year 2022, if not utilized. The utilization of the net operating loss carryforward may be limited due to the provisions of Section 382 of the Internal Revenue Code relating to changes in ownership.

Due to the uncertainty regarding the utilization of net operating loss carryforwards and research and experimentation credit carryforwards, no tax benefit has been recorded by the Company in any period, and a valuation allowance has been recorded for the entire amount of the deferred tax asset.

The Company also has research and experimentation credit carryforwards for income tax purposes available totaling approximately $686,000, which if not utilized will expire in 2022. The total credit carryforward is also subject to limitation under Section 382 of the Internal Revenue Code.

(8) Commitments and Contingencies

(a) Commitments

The Company leases office space under noncancelable operating leases. Rent expense is recognized on the straight-line basis over the lease term. Future minimum lease payments as of December 31, 2002 are as follows:

2003	$ 998,120
2004	992,797
2005	705,759
2006	485,822
2007	500,031
Thereafter	168,256
Total minimum payments	$3,850,785

Rent expense for the years ended December 31, 2000, 2001 and 2002 was $354,272, $1,323,206, and $960,345, respectively.

The Company had entered into an agreement with a vendor to provide web-hosting services over a 24-month period at an approximate cost of $110,000 per month to begin at an undesignated future date. The Company made a $335,530 prepayment to the vendor upon execution of the agreement. Due to a restructuring undertaken by the vendor, the vendor is no longer able to provide the services originally contemplated. The Company has demanded refund of the prepayment in full and will continue to pursue collection of this amount. Due to the low probability of recovering the prepayment, the Company has expensed the $335,530 prepayment made to the vendor to selling, general, and administrative expenses as of December 31, 2002.

The Company has entered into royalty agreements for two components where defined percentages of related component revenue is payable to the owner of the rights to the components. In order to maintain exclusive rights for the Company's field of use it is required to make minimum payments up to $800,000 in the aggregate each year.

In May 2002, the CEO and founder agreed to assign specific intellectual property to the Company in exchange for cash payment of $1,750,000. In addition, to the extent the Company develops products incorporating certain technologies, it will pay royalties initially at 3% of revenue received from the sale of such products, and then at declining percentages based on pre-determined thresholds, but not to exceed $6,000,000.

(b) Significant Customers

Revenue earned from significant customers is as follows:

	Years ended December 31,		
	2000	2001	2002
Customer A	—	—	56%
Customer B	—	29%	9%
Customer C	—	15%	—
Customer D	—	—	6%
Customer E	—	—	13%

At December 31, 2001 and 2002, receivables from these customers represented 75% and 65%, respectively, of receivables.

(9) Employee Benefit Plan

In January 2001, the Company implemented a 401(k) Plan for the benefit of substantially all its employees. The Company may make discretionary matching contributions. No company contributions have been made to date.

(10) Geographic information

The Company's operations and all assets are based in the United States. The Company sells products to both domestic and foreign customers. The Company's revenue by geographic area for the years ended December 31, 2000, 2001 and 2002 is as follows:

	Years ended December 31,		
	2000	2001	2002
United States	100%	100%	87%
Europe	—	—	5%
Taiwan	—	—	8%

(11) Related party transactions

The Company receives professional services from a firm in which a director is a partner. Fees paid were $606,000, $602,000, $770,000, respectively, for the years ended December 31, 2000, 2001, and 2002, respectively. In addition, a former director and stockholder of the Company was an officer during 2002 in a company with which HealtheTech entered into a product sales agreement. HealtheTech recognized approximately $1.1 million in revenue from this company for the year ended December 31, 2002. The director resigned his position effective October 1, 2002 and the product sales agreement expired October 31, 2002.

As discussed in Note 8 (a), the Company's CEO and founder assigned patent rights to the Company in exchange for cash payment of $1,750,000.

(12) Fourth Quarter Adjustments

In 2002, the Company established an annual company-wide bonus plan based on a combination of the company and individual performance factors. The Company accrued $1.4 million based on meeting or exceeding performance goals through the third quarter 2002. As the Company did not achieve 100% of its annual goals, it reversed a total of approximately $1.3 million of the accrued bonus in the fourth quarter of 2002.

Certain officers were granted stock options at below fair market value in early 2002 that vested in four years but the vesting would accelerate to one year if Company revenue goals discussed above were achieved. Through the third quarter of 2002, the Company was meeting or exceeding performance goals and thus the Company was amortizing these stock-based charges over the estimated one-year vesting period. As annual revenue goals were not achieved, the stock options did not vest. The Company reversed a total of approximately $1.3 million of selling, general and administrative stock-based charges. These stock-based charges will be recognized over their original vesting term of four years.

(13) Valuation Accounts

	Balance at beginning of period	Additions charged (credited) to costs and expenses	Write-offs and other adjustments	Balance at end of period
Allowance for doubtful accounts for the year ended:				
December 31, 2002	$36,781	$ 83,016	$ (90,366)	$ 29,431
December 31, 2001	—	36,781	—	36,781
December 31, 2000	—	—	—	—
Warranty reserve for the year ended:				
December 31, 2002	25,000	300,957	(197,770)	128,187
December 31, 2001	—	25,000	—	25,000
December 31, 2000	—	—	—	—

(14) Selected Quarterly Financial Data (Unaudited)

	Three months ended			
	March 31,	June 30,	September 30,	December 31
	(in thousands, except per share data)			
Fiscal 2001				
Revenue	$ 653	382	195	1,463
Gross profit	166	(216)	(369)	(2,040)
Loss from continuing operations	(4,044)	(4,002)	(5,301)	(6,375)
Net loss	$(4,044)	(4,541)	(6,390)	(16,319)
Loss per share—basic and diluted	$ (0.69)	(0.65)	(0.88)	(2.24)
Fiscal 2002				
Revenue	$ 2,355	3,279	5,265	2,632
Gross profit	471	1,601	3,137	1,477
Net loss	$(3,862)	(4,045)	(3,350)	(5,554)
Loss per share—basic and diluted	$ (0.53)	(0.55)	(0.19)	(0.28)

° Earnings Per Share (EPS) in each quarter is computed using the weighted-average number of shares outstanding during that quarter while EPS for the full year is computed using the weighted-average number of shares outstanding during the year. Thus, the sum of the four quarters' EPS does not necessarily equal the full-year EPS.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEALTHETECH, INC.

Date: February 25, 2003

By: /s/ JAMES R. MAULT, M.D.

James R. Mault, M.D.
Chairman and Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James R. Mault, M.D., and Stephen E. Webb, and each of them, as true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all which said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Date: February 25, 2003

/s/ JAMES R. MAULT, M.D.

James R. Mault, M.D.
Chairman, Chief Executive Officer and Director
(Principal Executive Officer)

Date: February 25, 2003

/s/ STEPHEN E. WEBB

Stephen E. Webb
Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: February 25, 2003

/s/ JAMES W. DENNIS

James W. Dennis
Director

Date: February 25, 2003	/s/ KHALID AL-MANSOUR Khalid Al-Mansour *Director*
Date: February 25, 2003	/s/ VERNON A. BRUNNER Vernon A. Brunner *Director*
Date: February 25, 2003	/s/ ALLEN M. KRASS Allen M. Krass *Director*
Date: February 25, 2003	/s/ CHARLES P. ROTHSTEIN Charles P. Rothstein *Director*
Date: February 25, 2003	/s/ ARTHUR J. SAMBERG Arthur J. Samberg *Director*
Date: February 25, 2003	/s/ ROBERT I. THEIS Robert I. Theis *Director*

CERTIFICATIONS

I, James R. Mault, M.D., certify that:

1. I have reviewed this annual report on Form 10-K of HealtheTech, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 25, 2003

By: /s/ JAMES R. MAULT, M.D.

James R. Mault, M.D.
Chairman and Chief Executive Officer
(Principal Executive Officer)

I, Stephen E. Webb, certify that:

1. I have reviewed this annual report on Form 10-K of HealtheTech, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 25, 2003

By: /s/ STEPHEN E. WEBB

Stephen E. Webb
Chief Financial Officer
(Principal Financial Officer)

EXHIBIT INDEX

Exhibit No.	
3.1	Amended and Restated Certificate of Incorporation of registrant.*
3.2	Amended and Restated Bylaws of registrant.*
4.1	Form of registrant's common stock certificate.*
4.2	Sixth Amended and Restated Investor Rights Agreement, as amended, dated June 21, 2001, between the registrant and the parties named therein.*
4.3	Amendment No. 1 to the Sixth Amended and Restated Investor Rights Agreement, dated June 11, 2002, between the registrant and the parties named therein.*
4.4	Warrant to Purchase Shares of Common Stock issued by the registrant to HEALTHSOUTH Corporation.***
4.5	Amendment No. 2 to the Sixth Amended and Restated Investor Rights Agreement, dated June 12, 2002, between the registrant and the parties named therein.*
4.6	Amendment No. 3 to the Sixth Amended and Restated Investor Rights Agreement, dated June 28, 2002, between the registrant and the parties named therein.*
4.7	Warrant to Purchase Shares of Common Stock issued by the registrant to American Sales & Merchandising, LLC.*
4.8	Warrant to Purchase Shares of Common Stock issued by the registrant to James W. Dennis.***
4.9	Warrant to Purchase Shares of Common Stock issued by the registrant to Pamela Peeke.
4.10	Warrant to Purchase Shares of Common Stock issued by the registrant to Augie Nieto.
4.11	Warrant to Purchase Shares of Common Stock issued by the registrant to James O. Hill.
4.12	Warrant to Purchase Shares of Common Stock issued by the registrant to Vernon Brunner.
4.13	Warrant to Purchase Shares of Common Stock issued by the registrant to Michael Liberty, as amended.
10.1	Form of Indemnification Agreement entered into by registrant with each of its directors and executive officers.*
10.2	1998 Stock Plan.*
10.3	2002 Stock Plan and related agreements.*
10.4	2002 Employee Stock Purchase Plan and related agreements.*
10.5	2002 Director Option Plan and related agreements.*
10.6	Standard Office Lease, dated October 2, 2000, between the registrant and New Genesee Land Company, LLC, as amended on January 24, 2001.*
10.7	Office Lease, dated April 24, 2000, between the registrant and Gatito Enterprises Joint Venture.*
10.8	Lease Agreement, dated April 17, 2000, between the registrant and Dale Riveland, Christina M. Riveland, Kenneth Johnstone and Pearl L. Johnstone.*
10.9	Assignment Agreement, dated May 22, 2002, between the registrant and James R. Mault, M.D.*
10.10†	License Agreement, dated August 17, 1999, between the registrant and Sensors for Medicine and Science, Inc.*

Exhibit No.	
10.11	Amendment No.1 to License Agreement, dated October 30, 1999, between the registrant and Sensors for Medicine and Science, Inc.*
10.12	Amendment and Supplement to License Agreement, dated March 31, 2000, between the registrant and Sensors for Medicine and Science, Inc.*
10.13†	Agreement, dated November 7, 2001, between the registrant and Sensors for Medicine and Science, Inc.*
10.14†	License Agreement, dated August 21, 1999, between the registrant and ndd Medizintechnik AG.*
10.15†	License Agreement, dated August 21, 1999, between the registrant and ndd Medizintechnik AG.*
10.16†	Agreement for Electronic Manufacturing Services, dated April 3, 2001, between the registrant and Sanmina Corporation.*
10.17†	International Distribution Agreement, dated August 1, 2001, between the registrant and SensorMedics Corporation, a subsidiary of VIASYS Healthcare Inc.*
10.18†	Exclusive Distribution Agreement, dated December 5, 2001, between the registrant and Nature's Sunshine Products, Inc.*
10.19†	United States Sales and Distribution Agreement, dated December 21, 2001, between the registrant and US Wellness, Inc.*
10.20	Purchase Agreement, dated March 6, 2002, between the registrant and Piranha Plastics, LLC.*
10.21	Purchase Agreement, dated March 6, 2002, between the registrant and Sienna Corporation.*
10.22†	International Distribution Agreement, dated March 19, 2002, between the registrant and Microlife Corporation.*
10.23†	Supply and Services Agreement, dated March 25, 2002, between the registrant and Bally Total Fitness Corporation.*
10.24	Employment Offer Letter, executed on April 23, 2000, between the registrant and James R. Mault.*
10.25	Employment Offer Letter, executed on May 27, 1999, between the registrant and Noel L. Johnson.*
10.26	Employment Offer Letter, executed on February 11, 2002, between the registrant and Stephen E. Webb.*
10.27	Employment Offer Letter, executed on October 2, 2000, between the registrant and Kamal Hamid.*
10.28	Employment Offer Letter, executed on July 26, 2000, between the registrant and Jay T. Kearney.*
10.30	Change of Control Agreement, executed on November 10, 2000, between the registrant and James R. Mault.*
10.31	Change of Control Agreement, executed on November 3, 2000, between the registrant and Noel L. Johnson.*
10.32	Change of Control Agreement, executed on April 1, 2002, between the registrant and Stephen E. Webb.*
10.33	Change of Control Agreement, executed on April 11, 2002, between the registrant and Kamal Hamid.*

Exhibit No.	
10.35	Employment Offer Letter, executed on April 11, 2002, between the registrant and Scott K. Meyer.*
10.36	Change of Control Agreement, executed on April 11, 2002, between the registrant and Scott K. Meyer.*
10.37†	Strategic Agreement, dated May 23, 2002, between the registrant and HEALTHSOUTH Corporation.*
10.38†	Promotion Agreement, dated May 23, 2002, between the registrant and HEALTHSOUTH Corporation.*
10.39	Employment Offer Letter, executed on July 1, 2002, between the registered and DeWayne R. Youngberg.**
10.40	Change of Control Agreement, executed on July 8, 2002, between the registrant and DeWayne R. Youngberg.**
10.41††	Vendor Agreement, dated June 24, 2002, between the registrant and SAM's West, Inc., as amended on August 6, 2002.***
10.42††	Strategic Partnership Agreement, dated August 8, 2002, between the registrant and Mead Johnson & Company, as amended on September 24, 2002.***
10.43	Employment Agreement, dated September 13, 2002, between the registrant and James R. Mault.***
10.44	Consulting Agreement, dated September 27, 2002, between the registrant and James W. Dennis.***
10.45	Amendments to International Distribution Agreement, dated September 26, 2002 and October 29, 2002, respectively, between the registrant and SensorMedics Corporation, a subsidiary of VIASYS Healthcare.***
10.46	Separation Agreement, dated November 5, 2002, between the registrant and Scott K. Meyer.
10.47	Employment Offer Letter, dated November 15, 2002, between the registrant and James W. Dennis.
10.48††	Amendment to Strategic Partnership Agreement, dated December 31, 2002, between the registrant and Mead Johnson and Company.
10.49††	Amendment to Strategic Agreement, dated in December 2002, between the registrant and HEALTHSOUTH Corporation.
10.50††	Amended and Restated International Distribution Agreement, dated June 24, 2002, between the registrant and Malacca International Corporation, a subsidiary of Microlife Corporation.
23.1	Consent of Independent Auditors.
99.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Incorporated herein by reference to the registrant's Registration Statement on Form S-1 (File No. 333-86076), as amended, filed with the SEC.

** Incorporated herein by reference to the registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2002, filed with the SEC.

*** Incorporated herein by reference to the registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2002, filed with the SEC.

† Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.

†† Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.

HEALTHETECH, INC.
523 Park Point Drive, 3rd Floor
Golden, Colorado 80401



NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held On May 7, 2003

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of HealtheTech, Inc., a Delaware corporation (the "Company"). The meeting will be held on Wednesday, May 7, 2003, at 10:00 a.m., local time, at the Company's principal executive offices located at 523 Park Point Drive, 3rd Floor, Golden, Colorado, for the following purposes:

1. To elect three Class I directors to hold office until the 2006 Annual Meeting of Stockholders.
2. To ratify the selection of KPMG LLP by the Audit Committee of the Board of Directors as independent auditors of the Company for its fiscal year ending December 31, 2003.
3. To conduct any other business properly brought before the meeting.

These items of business are more fully described in the Proxy Statement accompanying this Notice.

The record date for the Annual Meeting is March 24, 2003. Only stockholders of record at the close of business on that date may vote at the meeting or any adjournment thereof.

By Order of the Board of Directors

/s/ DeWayne R. Youngberg

DeWayne R. Youngberg
Secretary

Golden, Colorado
April 7, 2003

You are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please complete, date, sign and return the enclosed proxy, as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for your convenience. Even if you have voted by proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.

HEALTHETECH, INC.
523 Park Point Drive, 3rd Floor
Golden, Colorado 80401

PROXY STATEMENT
FOR THE 2003 ANNUAL MEETING OF STOCKHOLDERS

May 7, 2003

QUESTIONS AND ANSWERS ABOUT THIS PROXY MATERIAL AND VOTING

Why am I receiving these materials?

We sent you this proxy statement and the enclosed proxy card because our Board of Directors is soliciting your proxy to vote at the 2003 Annual Meeting of Stockholders. You are invited to attend the annual meeting and we request that you vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card.

We intend to mail this proxy statement and accompanying proxy card on or about April 7, 2003, to all stockholders of record entitled to vote at the annual meeting.

Who can vote at the annual meeting?

Only stockholders of record at the close of business on March 24, 2003, will be entitled to vote at the annual meeting. On this record date, there were 19,615,292 shares of common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If on March 24, 2003, your shares were registered directly in your name with HealtheTech's transfer agent, American Stock Transfer & Trust Company, then you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to fill out and return the enclosed proxy card to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on March 24, 2003,your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other agent.

What am I voting on?

There are two matters scheduled for a vote:

- Election of three Class I directors to hold office until the 2006 Annual Meeting of Stockholders;
- Ratification of the selection of KPMG LLP by the Audit Committee of the Board of Directors as our independent auditors for its fiscal year ending December 31, 2003.

How do I vote?

You may either vote "For" all the nominees to the Board of Directors or you may abstain from voting for any nominee you specify. For each of the other matters to be voted on, you may vote "For" or "Against" or abstain from voting. The procedures for voting are fairly simple:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote in person at the annual meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person if you have already voted by proxy.

- To vote in person, come to the annual meeting and we will give you a ballot when you arrive.
- To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the annual meeting, we will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than from HealtheTech. Simply complete and mail the proxy card to ensure that your vote is counted. To vote in person at the annual meeting, you must obtain a valid proxy from your broker, bank, or other agent. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a proxy form.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you own as of March 24, 2003.

What if I return a proxy card but do not make specific choices?

If you return a signed and dated proxy card without marking any voting selections, your shares will be voted "For" the election of all three nominees for Class I director and "For" the ratification of the selection of KPMG LLP as our independent auditors for fiscal year ending December 31, 2003. If any other matter is properly presented at the meeting, your proxy (one of the individuals named on your proxy card) will vote your shares using his or her best judgment.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to these mailed proxy materials, our directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We will also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please complete, sign and return each proxy card to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the final vote at the meeting. You may revoke your proxy in any one of three ways:

- You may submit another properly completed proxy card with a later date.
- You may send a written notice that you are revoking your proxy to our Corporate Secretary at 523 Park Point Drive, 3rd Floor, Golden, Colorado 80401.
- You may attend the annual meeting and vote in person. Simply attending the meeting will not, by itself, revoke your proxy.

When are stockholder proposals due for next year's annual meeting?

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing by December 11, 2003, to our Corporate Secretary at 523 Park Point Drive, 3rd Floor, Golden, Colorado 80401. If you wish to bring a matter before the stockholders at next year's annual meeting and you do not notify HealtheTech before February 22, 2004, our management will have discretionary authority to vote all shares for which it has proxies in opposition to the matter.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "For" and (with respect to proposals other than the election of directors) "Against" votes, abstentions and broker non-votes. "Broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner (despite voting on at least one other proposal for which is does have discretionary authority or for which it has received instructions.) Abstentions will be counted towards the vote total for each proposal, and will have the same effect as "Against" votes. Broker non-votes have no effect and will not be counted towards the vote total for any proposal.

How many votes are needed to approve each proposal?

- For the election of Class I directors, the three nominees receiving the most "For" votes (among votes properly cast in person or by proxy) will be elected. Broker non-votes will have no effect.
- To be approved, Proposal No. 2 to ratify the selection by our Audit Committee of KPMG LLP as our independent auditors for the fiscal year ending December 31, 2003, must receive a "For" vote from the majority of shares present and entitled to vote either in person or by proxy. If you do not vote or "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if at least a majority of the outstanding shares are represented by votes at the meeting or by proxy. On the record date, there were 19,615,292 shares outstanding and entitled to vote. Thus, at least 10,003,798 shares must be represented by votes at the meeting or by proxy to have a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy vote or vote at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, a majority of the votes present at the meeting may adjourn the meeting to another date.

How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the annual meeting. Final voting results will be published in our quarterly report on Form 10-Q for the second quarter of 2003.

PROPOSAL 1

ELECTION OF CLASS I DIRECTORS

The Board of Directors of HealtheTech, Inc. (sometimes referred to as the "Company" or "HealtheTech") is divided into three classes. Each class consists, as nearly as possible, of one-third of the total number of directors, and each class has a three-year term. Vacancies on the Board may be filled only by persons elected by a majority of the remaining directors. A director elected by the Board to fill a vacancy in a class shall serve for the remainder of the full term of that class, and until the director's successor is elected and qualified. This includes vacancies created by an increase in the number of directors.

The Board of Directors presently has eight members. There are three directors in the class whose term of office expires in 2003. All but one of the nominees for election to this class is currently a director of the Company who was previously elected by the stockholders. Mr. Vernon Brunner was elected to serve as a member of the Board of Directors to fill the vacancy created by the resignation of Noel Johnson in February 2003. If elected at the annual meeting, each of these nominees would serve until the 2006 annual meeting and until his successor is elected and has qualified, or until the director's death, resignation or removal.

The following is a brief biography of each nominee and each director whose term will continue after the annual meeting.

NOMINEES FOR ELECTION FOR A THREE-YEAR TERM EXPIRING AT THE 2006 ANNUAL MEETING

Khalid Al-Mansour, Ph.D.

Khalid Al-Mansour, Ph.D., age 67, has served as a director of our company since June 2001. From 1996 to the present, Mr. Al-Mansour has served as a legal and financial consultant to various public and private companies. Mr. Al-Mansour serves on the Board of Directors of Saudi African Bank, United Bank of Africa, Kingdom Holding Africa, United Communications for Africa, ACTEL Corporation, V-Tech Inc., Landmark Entertainment, Kingdom Entertainment, First African Arabian Insurance, SCOA, Tradescape Inc., AfriVest Infrastructure Fund, First Financial Insurance, Dignity Building Systems, Multimedia Super Corridor and Remote Source Lighting Intl JV. Mr. Al-Mansour holds a B.A. in Philosophy from Howard University and a J.D. from the University of California, Berkeley.

Vernon A. Brunner

Vernon A. Brunner, age 62, has served as a director of our company since February 2003. From 2001 to the present, Mr. Brunner has served as President of Brunner Marketing Solutions, a marketing consulting company specializing in pharmaceutical and consumer product marketing and distribution. Over a period of 38 years, beginning in 1963 and ending in 2001 with his retirement, Mr. Brunner served in various management and officer positions for the Walgreen Co., a drugstore chain, most recently serving as Executive Vice President of Marketing from 1990 to 2001. Mr. Brunner also served on their Board of Directors from 1999-2001. He also serves on the Board of Directors of First MidWest Bancorp, Inc., Natrol, Inc. and Remington Products Co., LLC. Mr. Brunner received his B.A. in Pharmacy from the University of Wisconsin.

Allen M. Krass

Allen M. Krass, age 72, has served as a director of our company since December 1998. Mr. Krass has been a stockholder with the law firm of Gifford, Krass, Groh, Sprinkle, Anderson & Citkowski, P.C. since 1994 where he practices intellectual property law. Prior to entering into private practice, Mr. Krass was a patent attorney for the Research Laboratories Division of Bendix Corporation, a manufacturing conglomerate. Mr. Krass holds a B.S.E. in Electrical Engineering from the University of Michigan and a J.D. from Wayne State University.

**THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF EACH NAMED NOMINEE.**

DIRECTORS CONTINUING IN OFFICE UNTIL THE 2004 ANNUAL MEETING

James R. Mault, M.D.

James R. Mault, M.D., age 41, has served as our Chairman of the Board since he co-founded our company in February 1998. Dr. Mault has also served as our Chief Executive Officer since April 2000. Dr. Mault is a board-certified Cardiothoracic surgeon and has served as a consultant to several medical corporations. From July 1997 to December 1999, Dr. Mault served as an Assistant Professor of Cardiothoracic Surgery at the University of Colorado Health Sciences Center and as Chief of Thoracic Surgery Service and Director of the Surgical Intensive Care Unit of the Denver Veterans Affairs Medical Center. Dr. Mault holds a B.S. in Biology and an M.D. from the University of Michigan.

Charles P. Rothstein

Charles P. Rothstein, age 44, has served as a director of our company since July 2000. From 1988 to the present, Mr. Rothstein has served as founder and Senior Managing Director of Beringea LLC, a private equity and investment banking firm that provides privately owned businesses with services in connection with acquisitions, divestitures, joint ventures and corporate financings. He is also a manager of InvestCare Partners, L.P., a venture capital fund specializing in healthcare technologies and Global Rights Fund II, a venture capital fund specializing in media, content and enabling technologies. Mr. Rothstein holds a B.B.A. and an M.B.A. from the University of Michigan.

James W. Dennis

James W. Dennis, age 53, has served as our President and Chief Operating Officer since November 2002. He has also served as a director of our company since October 2002. From 1998 to 2001, Mr. Dennis served as World Wide President for Johnson and Johnson's Biosense Webster division. From 1996 to 1998, Mr. Dennis was President of the Cardiac Rhythm Management Division for St. Jude Medical. Mr. Dennis also served for four years as President and Chief Executive Officer of Telectronics Pacing Systems, a medical technology company. Prior to that, he served eight years as Vice President of Operations for Nellcor Inc., a medical device company. He received a B.A. in Business Administration and a Master of Business Administration from National University in San Diego, California.

DIRECTORS CONTINUING IN OFFICE UNTIL THE 2005 ANNUAL MEETING

Arthur J. Samberg

Arthur J. Samberg, age 62, has served as a director of our company since March 2001. From January 1999 to the present, Mr. Samberg has served as the Chairman of Pequot Capital, a hedge fund, and served as the Chief Executive Officer of Pequot Capital until January 2002. From February 1985 to December 1998, Mr. Samberg was President of Dawson-Samberg Capital Management, an investment advisory firm. Mr. Samberg holds an S.B. in Aero and Astronautics from Massachusetts Institute of Technology, an M.S. in Aero and Astronautics from Stanford University and an M.B.A. from Columbia University.

Robert I. Theis

Robert I. Theis, age 42, has served as a director of our company since July 2000. Since July 2000, Mr. Theis has served as a General Partner with Doll Capital Management, a venture capital firm committed to funding early-stage technology companies. Prior to joining Doll Capital Management, Mr. Theis was Executive Vice President and Chief Marketing Officer of New Era of Networks, Inc., a supplier of Internet infrastructure software and services, from September 1996 to July 2000. Prior to joining New Era of Networks, Mr. Theis spent over ten years at Sun Microsystems, Inc., a provider of network computing products and services, in a variety of senior management roles, including Managing Director, Worldwide Financial Services Industry Group. Prior to Sun Microsystems, Mr. Theis served in management roles at Silicon Graphics, Inc., a provider of high-performance computing products and services, and McDonnell Douglas Corporation, a company that, with its divisions and subsidiaries, operates principally in four industry segments, including military aircraft; missiles, space and electronic systems; commercial aircraft; and financial services. Mr. Theis holds a B.S. in Economics and Computer Science from the University of Pittsburgh.

BOARD COMMITTEES AND MEETINGS

During the fiscal year ended December 31, 2002, the Board of Directors held 19 meetings and acted by unanimous written consent seven times. The Board of Directors currently has an Audit Committee and a Compensation Committee.

The Company's Audit Committee oversees the corporate accounting and financial reporting process. For this purpose, the Audit Committee performs several functions. The Audit Committee evaluates the performance of and assesses the qualifications of the independent auditors; determines the engagement of the independent auditors; determines whether to retain or terminate the existing independent auditors or to appoint and engage new independent auditors; reviews and approves the retention of the independent auditors to perform any proposed non-permissible audit services; monitors the rotation of partners of the independent auditors on the Company engagement team as required by law; reviews the financial statements to be included in the Company's Annual Report on Form 10-K; and discusses with management and the independent auditors the results of the annual audit and the results of the Company's quarterly financial statements. The Audit Committee consists of three outside directors: Messrs. Al-Mansour, Rothstein and Theis. It met six times during such fiscal year and did not act by unanimous written consent. All members of the Audit Committee are independent, as defined in Rule 4200(a)(14) of the NASD listing standards. The Audit Committee has adopted a written Audit Committee Charter that is attached as Appendix A to these proxy materials.

The Compensation Committee reviews and approves the overall compensation strategy and policies for the Company. The Compensation Committee reviews and approves corporate performance goals and objectives relevant to the compensation of the Company's executive officers and other senior management; reviews and approves the compensation and other terms of employment of the Company's Chief Executive Officer; and administers the Company's stock option and purchase plans, pension and profit sharing plans, stock bonus plans, deferred compensation plans and other similar programs. Two non-employee directors comprise the Compensation Committee: Messrs. Rothstein and Theis. It met three times during such fiscal year and acted by unanimous written consent two times.

During the fiscal year ended December 31, 2002, all Directors except Messrs. Al-Mansour and Samberg attended at least 75% of the aggregate of the meetings of the Board and of the committees on which they served, held during the period for which they served as a director or committee member, respectively.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS(1)

The Audit Committee of the Board of Directors is responsible for providing independent, objective oversight of our accounting functions and internal controls. The Audit Committee is composed of independent directors, and acts under a written charter first adopted and approved by the Board of directors in 2002. Each of the members of the Audit Committee is independent as that term is defined in the listing standards for the Nasdaq National Market relating to audit committees. A copy of the Audit Committee Charter is attached to this Proxy Statement as Appendix A.

The Audit Committee oversees our financial reporting process on behalf of the Board. Management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements in our Annual Report with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

The Audit Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of our accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards. In addition, the Audit Committee has discussed with the independent auditors the auditors' independence from management and HealtheTech, including the matters in the written disclosures required by Independence Standards Board Standard No. 1 and matters required to be discussed by the Statement on Auditing Standards No. 61 (Communication with Audit Committees) and considered the compatibility of any non-audit services with the auditors' independence.

On October 18, 2002 and December 11, 2002, the Audit Committee met with representatives of management, including the Company's general counsel and the Company's independent auditors to discuss the provisions of the recently enacted Sarbanes-Oxley Act of 2002. During these meetings, the Audit Committee furthered its understanding of the provisions of the Sarbanes-Oxley Act of 2002. The Audit Committee also reviewed processes that already are in place, as well as those that will be implemented to comply with the requirements of the Sarbanes-Oxley Act of 2002 as they become effective.

The Audit Committee discussed with our independent auditors the overall scope and plans for their audit. The Audit Committee meets with the independent auditors, with and without management present, to discuss the results of their examination, their evaluation of our internal controls and the overall quality of our financial reporting. The Audit Committee held six meetings during 2002.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2002 for filing with the Securities and Exchange Commission. The Audit Committee and the Board have also recommended, subject to stockholder ratification, the selection of KPMG LLP as HealtheTech's independent auditors for the year ending December 31, 2003.

AUDIT COMMITTEE

Khalid Al-Mansour
Charles P. Rothstein
Robert I. Theis

---

(1) The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of the Company under the 1933 Act or 1934 Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

PROPOSAL 2

RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The Audit Committee of the Board of Directors has selected KPMG LLP as the Company's independent auditors for the fiscal year ending December 31, 2003, and has further directed that management submit the selection of independent auditors for ratification by the stockholders at the Annual Meeting. Representatives of KPMG LLP are expected to be present at the Annual Meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither the Company's Bylaws nor other governing documents or law require stockholder ratification of the selection of KPMG LLP as the Company's independent auditors. However, the Audit Committee of the Board of Directors is submitting the selection of KPMG LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee in its discretion may direct the selection of different independent auditors at any time during the year if they determine that such a change would be in the best interests of the Company and its stockholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting will be required to ratify the selection of KPMG LLP. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

AUDITORS' FEES

AUDIT FEES. The aggregate fees billed by KPMG LLP for the audit of the Company's financial statements for the fiscal year ended December 31, 2002 and for the review of the Company's interim financial statements was $112,000.

FINANCIAL INFORMATION SYSTEMS DESIGN AND IMPLEMENTATION FEES During the fiscal year ended December 31, 2002, the Company did not incur any fees for information technology consulting services from KPMG LLP.

ALL OTHER FEES. During fiscal year ended December 31, 2002, the aggregate fees billed by KPMG LLP for professional services exclusive of the fees disclosed above relating to financial statement audit services were $481,125. These other services consisted of the following:

Services related to the Company's registration statements on Form S-1 and Form S-8	$470,000
Tax matters	10,500
Consultations and other	1,990
	$482,490

The Audit Committee has determined the rendering of all other non-audit services by KPMG LLP is compatible with maintaining the auditor's independence.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 2.

EXECUTIVE OFFICERS

The following table sets forth certain information regarding our executive officers as of March 24, 2003:

Name	Age	Executive Position
James R. Mault, M.D.	41	Chairman of the Board and Chief Executive Officer
James W. Dennis	53	President and Chief Operating Officer
Alexander MacPherson	46	General Manager and Chief Marketing Officer
Noel L. Johnson, Ph.D.	45	Chief Technology Officer
Stephen E. Webb	54	Chief Financial Officer
Kamal Hamid	42	Vice President, Investor Relations and Strategic Planning
Jay T. Kearney, Ph.D.	58	Vice President, Clinical Affairs
DeWayne R. Youngberg	40	Vice President, General Counsel and Secretary
Michael Jaroch	58	Vice President, Human Resources

See "Proposal 1—Election of Directors" for the biographies of Dr. Mault and Mr. Dennis.

Alexander "Sandy" MacPherson has served as our General Manager and Chief Marketing Officer since March 2003. Prior to joining us, Mr. MacPherson served as an independent consultant providing marketing and management advice to clients in various industries. From 1989 to 2001, Mr. MacPherson served in a number of senior positions with Mead Johnson Nutritionals, a manufacturer and marketer of consumer and medical nutritional products, including as General Manager, Senior Vice President Mead Johnson U.S from 1999-2001, Senior Vice President, Marketing and Global New Products from 1998-1999 and Vice President, Marketing from 1995-1998. Prior to joining Mead Johnson, Mr. MacPherson spent over eight years with Labatt Breweries of Canada serving in various senior marketing positions including Marketing Manager, Senior Brand Manager and National Brand Manager. Mr. MacPherson holds a B.S. and an M.B.A. from the University of Western Ontario.

Noel L. Johnson, Ph.D., has served as our Chief Technology Officer since November 2002. Prior to that, he served as our Chief Operating Officer and as President. Dr. Johnson has also served on our Board of Directors from July 2000 to October 2002. Prior to joining us, Dr. Johnson managed calorimetry systems research and development for the Hospital Products division of Abbott Laboratories, a medical science and healthcare company, from October 1996 to May 1999. From May 1994 to September 1996, Dr. Johnson managed new business development for the Critical Care Products division of Abbott Laboratories. For over seven years, Dr. Johnson managed research and development for hospital medical products at Abbott Laboratories. Dr. Johnson holds a B.S. in Electrical Engineering and Computer Science from the University of California, Berkeley and a Masters and Ph.D. in Biomedical Engineering from the University of Virginia.

Stephen E. Webb has served as our Chief Financial Officer since February 2002. Prior to joining us, Mr. Webb served as Senior Vice President and Chief Financial Officer for New Era of Networks, Inc., an enterprise software company, from December 1996 until its acquisition by Sybase, Inc., another enterprise software company, in April 2001. Prior to joining New Era of Networks, Mr. Webb served as Executive Vice President and Chief Financial Officer of Telectronics Pacing Systems, Inc., a medical device company, which was later acquired by St. Jude Medical, a cardiovascular device company, from April 1994 to December 1996. Mr. Webb also served in a number of senior financial positions at Hewlett Packard, a provider of business and consumer products, technologies, solutions and services. Mr. Webb holds a B.A. in Psychology from Stanford University and an M.B.A. from Harvard Business School.

Kamal Hamid has served as our Vice President, Investor Relations and Strategic Planning since February 2002. From November 2000 to February 2002, Mr. Hamid served as our Chief Financial Officer. Prior to joining us, Mr. Hamid served as Senior Vice President of Business Development at The OnHealth Network Company, a former online health information provider that was later acquired by WebMD, another online health information provider, from January 2000 to October 2000. Prior to joining WebMD, Mr. Hamid was a Senior Vice President of Equity Research at Tucker Anthony Cleary Gull, an investment banking firm, from June 1999 to

December 1999 and Senior Vice President of Equity Research for Hanifen, Imhoff Inc., also an investment banking firm, from September 1997 to May 1999. Mr. Hamid holds a B.S. and a B.A. in Real Estate and Construction Management and an M.B.A. from the University of Denver.

Jay T. Kearney, Ph.D. has served as our Vice President, Clinical Affairs since September 2000. Prior to joining us, Dr. Kearney served as a Senior Sports Physiologist at the United States Olympic Training Center in Colorado Springs from August 1986 to September 2000. During his time at the Olympic Training Center, Mr. Kearney served as the Director of the Sports Science and Technology Division and Head of the Sports Physiology Department. From 1974 to 1986, Mr. Kearney served as a Professor in the Department of Health and Physical Education at the University of Kentucky. Dr. Kearney holds a B.S. in Physical Education and Biological Sciences from SUNY Brockport and a Masters and a Ph.D. in Exercise Physiology from the University of Maryland.

DeWayne R. Youngberg has served as our Vice President, General Counsel and Secretary since July 2002. Prior to joining us, Mr. Youngberg practiced corporate and securities law at the law firm of Cooley Godward LLP in their Colorado offices from August 2000 to June 2002. From November 1998 to June 2000, Mr. Youngberg served as General Counsel to a privately held company. Mr. Youngberg also served as Corporate Counsel and subsequently Director of Business Development at Motorola, Inc., an electronic and communications provider, from October 1995 to October 1998. Prior to that, he practiced law at the law firms of Kirkland & Ellis in Chicago and Willkie Farr & Gallagher in New York City. Mr. Youngberg was awarded his J.D. with High Distinction from The University of Iowa College of Law and served as a law clerk to the Honorable Andrew G.T. Moore II of the Supreme Court of the State of Delaware. Mr. Youngberg holds a B.A. from the University of Iowa. Mr. Youngberg is admitted to practice law in New York, Illinois and Colorado.

Michael Jaroch has served as our Vice President of Human Resources since July 2002. From March 2002 to July 2002, he served as our Executive Director of Human Resources. Mr. Jaroch has more than 30 years of business and leadership experience in human resources, including management, acquisition integration, executive selection and coaching, high-growth staffing, and organization development. Prior to joining HealtheTech, Mr. Jaroch operated the independent consulting firm MEJ & Associates from June 2000 to March 2002. From September 1999 to June 2002, Mr. Jaroch served as the Vice President Human Resources/Administration for Exant, Inc, a telecommunications company. From April 1996 to September 1999, Mr. Jaroch served as Senior Vice President of Human Resources for New Era of Networks. In addition, Mr. Jaroch held senior-level human resources positions at Lockheed-Martin, an aerospace and defense contractor, and Baxter Healthcare, a medical products company. Mr. Jaroch earned his M.B.A. from Lake Forest Graduate School of Management and a B.S from Northern Illinois University.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of the Company's common stock as of March 17, 2003, by: (i) each director and nominee for director; (ii) each of the current and former executive officers named in the Summary Compensation Table; (iii) all executive officers and directors of the Company as a group; and (iv) all those known by the Company to be beneficial owners of more than five percent of its common stock.

Unless otherwise indicated, the principal address of each of the stockholders below is c/o HealtheTech, Inc., 523 Park Point Drive, 3rd Floor, Golden, Colorado 80401.

	Beneficial Ownership(1)	
Beneficial Owner	Number of Shares	Percent of Total
5% stockholders:		
Entities and Individuals Affiliated with J. & W. Seligman & Co. Incorporated(2)	1,242,930	6.34%
Joseph Samberg(3)	1,802,191	9.19%
Kingdon Capital Management, LLC(4)	1,416,667	7.22%
Named Executive Officers:		
Kamal Hamid(5)	119,970	*
Noel L. Johnson(6)	1,261,995	6.26%
Jay T. Kearney(7)	67,546	*
James R. Mault(8)	3,240,830	16.05%
Scott Meyer(9)	20,000	*
Mark B. Mondry	59,166	*
Stephen E. Webb(10)	172,781	*
Directors and Nominee Directors:		
Khalid Al-Mansour(11)	29,305	*
Vernon A. Brunner(12)	75,000	*
James W. Dennis(13)	76,000	*
Allen M. Krass(14)	722,133	3.68%
Charles P. Rothstein(15)	564,443	2.88%
Arthur J. Samberg(16)	539,221	2.75%
Robert I. Theis(17)	44,814	*
All executive officers and directors as a group (14 persons)(18)	7,022,579	32.81%

* Less than one percent.

(1) This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the Securities and Exchange Commission (the "SEC"). Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 19,615,292 shares outstanding on March 17, 2003, adjusted as required by rules promulgated by the SEC.

(2) Pursuant to a Schedule 13G filed with the SEC, represents 1,242,010 shares held by J. & W. Seligman & Co. Incorporated ("JWS"), as investment adviser for Seligman Communications & Information Fund, Inc. ("SCIF"), of which 1,100,000 shares are held by SCIF. William C. Morris, as the owner of a majority of the outstanding voting shares of JWS, may be deemed to beneficially own the shares reported by JWS. The address of JWC, SCIF and Mr. Morris is 100 Park Avenue, New York, New York 10017.

(3) Includes 440,485 shares held by Sandra Samberg, Mr. Samberg's spouse, 401,048 shares held by Mr. Samberg as co-trustee of his minor children's trusts and 266,666 shares held by Campfire Family, LLC, of which Mr. Samberg is one of three direct beneficiaries. Mr. Samberg disclaims beneficial ownership of any shares held by Sandra Samberg, held in his minor children's trusts and held by Campfire Family, LLC,

except to the extent of his pecuniary interest therein. Mr. Samberg's address is JDS Capital Management, 780 Third Avenue, New York, New York 10017.

(4) The address of Kingdon Capital Management, LLC, is 152 West 57th Street, New York, New York 10019.

(5) Includes options to purchase 113,887 shares exercisable within 60 days of March 17, 2003.

(6) Includes 333,333 shares held in the Johnson Family 2002 Irrevocable Trust, 356,191 shares held in the Johnson Family Living Trust Dated June 17, 2000, 40,472 shares held by Dr. Johnson as custodian of his children and options to purchase 531,999 shares exercisable within 60 days of March 17, 2003.

(7) Consists of options to purchase 67,546 shares exercisable within 60 days of March 17, 2003.

(8) Includes 22,854 shares held by Dr. Mault as trustee of his minor children's trusts, 1,066,666 shares held in the James R. Mault Grantor Retained Annuity Trust I and options to purchase 574,167 shares exercisable within 60 days of March 17, 2003.

(9) Consists of an option to purchase 20,000 shares and, if not exercised, will expire on March 31, 2003.

(10) Includes options to purchase 148,892 shares exercisable within 60 days of March 17, 2003.

(11) Consists of options to purchase 29,305 shares exercisable within 60 days of March 17, 2003.

(12) Consists of a warrant to purchase up to 75,000 shares exercisable within 60 days of March 17, 2003.

(13) Consists of a warrant to purchase up to 76,000 shares exercisable within 60 days of March 17, 2003.

(14) Includes 60,800 shares held by Mr. Krass as co-trustee of his minor grandchildren's trusts and options to purchase 13,333 shares exercisable within 60 days of March 17, 2003.

(15) Includes options to purchase 13,333 shares exercisable within 60 days of March 17, 2003, and 551,110 shares held by InvestCare Partners Limited Partnership ("InvestCare"), which is managed by GMA Capital, LLC, of which Mr. Rothstein is the managing director. Mr. Rothstein disclaims beneficial ownership of the shares held by InvestCare, except to the extent of his pecuniary interest in GMA Capital, LLC.

(16) Includes options to purchase 13,333 shares exercisable within 60 days of March 17, 2003.

(17) Consists of options to purchase 44,814 shares exercisable within 60 days of March 17, 2003.

(18) Includes options to purchase 1,639,150 shares exercisable within 60 days of March 17, 2003, and an aggregate of 151,000 shares exercisable pursuant to fully exercisable warrants.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 (the "1934 Act") requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended December 31, 2002, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with; except that an initial report of ownership was filed late by Mr. Dennis.

EXECUTIVE COMPENSATION

COMPENSATION OF DIRECTORS

Beginning in 2003, each non-employee Director of the Company will receive an annual retainer of $6,000 for serving on our Board and an additional annual retainer of $1,000 for service on any Board committee, each payable in quarterly installments. The members of the Board of Directors are also eligible for reimbursement for their expenses incurred in attending Board meetings in accordance with Company policy.

1998 Stock Plan

Upon the consummation of our initial public offering, non-employee directors of the Company were granted discretionary non-statutory stock options for their services to the Company under the Company's 1998 Stock Plan (which shall be referred to as the "1998 Plan"). Following the close of our initial public offering, our Board decided not to grant any additional awards under the 1998 Plan.

The exercise price of options granted to non-employee directors under our 1998 Plan was not less than 100% of fair market value of our common stock and the term of these options shall not exceed 10 years. Any outstanding option granted to a non-employee director would terminate before the end of its 10-year term if the person ceases to be a director.

Our 1998 Plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation will assume or substitute each stock purchase right and option. If the outstanding stock purchase rights or options are not assumed or substituted, the administrator may provide that they become fully exercisable before termination.

2002 Director Option Plan

Our Board of Directors adopted the 2002 Director Option Plan (which will be referred to as the "Director Plan") in April 2002, and the stockholders approved the Director Plan in June 2002. The Director Plan provides for the periodic grant of nonstatutory stock options to our non-employee directors.

All grants of options to our non-employee directors under the Director Plan are automatic. We will grant each non-employee director an option to purchase 25,000 shares when such person first becomes a non-employee director, except for those directors who become non-employee directors by ceasing to be employee directors. All non-employee directors will receive an option to purchase 10,000 shares, as well as an option for an additional 5,000 shares for each board committee upon which the non-employee director serves, on the date of our annual stockholder's meeting each year. Options granted to non-employee directors under the Director Plan are intended by the Company not to qualify as incentive stock options under the Internal Revenue Code.

All options granted under our Director Plan have a term of ten years and an exercise price equal to fair market value on the date of grant. Each option to purchase 25,000 shares becomes exercisable as to 25% of the shares subject to the option on each anniversary of its date of grant provided the non-employee director remains a director on such dates. Each option to purchase 10,000 shares or 5,000 shares becomes exercisable as to 100% of the shares subject to the option on the anniversary of its date of grant provided the non-employee director remains a director on such date. If a non-employee director is nominated for re-election but is not re-elected to the Board, any unvested portion of that director's options will become immediately exercisable.

After termination as a non-employee director with us, an optionee must exercise an option at the time set forth in his or her option agreement. If termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will remain exercisable for a period of 3 months. However, an option may never be exercised later than the expiration of its term.

A non-employee director may not transfer options granted under the Director Plan other than by will or the laws of descent and distribution. Only the non-employee director may exercise the option during his or her lifetime.

In the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation will assume or substitute each option. If such assumption or substitution occurs, the options will continue to be exercisable according to the same terms as before the merger or sale of assets. If the outstanding options are not assumed or substituted for, our Board will notify each non-employee director that he or she has the right to exercise the option as to all shares subject to the option for a period of 30 days following the date of the notice. The option will terminate upon the expiration of the 30-day period.

Unless terminated sooner, the Director Plan will automatically terminate in 2012. Our Board of directors has the authority to amend, alter, suspend, or discontinue the Director Plan, but no such action may adversely affect any grant made under it.

2002 Fiscal Year Director Compensation

During the last fiscal year, the Company granted one option under the Director Plan covering 25,000 shares to a new non-employee director of the Company, James W. Dennis, at an exercise price per share of $4.20 per share which was 100% of the fair market value of such common stock on the date of grant based on the closing sales price reported on the Nasdaq National Market for such date of grant. In addition, prior to the effectiveness of the Director Plan, an aggregate of 193,328 shares were granted under the 1998 Plan to non-employee directors of the Company prior to the consummation of our initial public offering at exercise prices of $7.50 per share. The exercise prices of these grants represented 100% of the fair market value of such common stock on the dates of grant as determined by the Board of Directors. In December 2002, a former non-employee director of the Company exercised an option to purchase 33,333 shares, at an exercise price of $2.25 per share, granted to him as a director under the 1998 Plan.

On September 7, 2002, James W. Dennis was issued a fully exercisable warrant to purchase up to 76,000 shares, at exercise prices of between $7.50 and $10.00 per shares. If not exercised, 40,000 shares expire on September 6, 2004 and the remaining 36,000 shares expire on September 6, 2005. Mr. Dennis was issued this warrant for services provided to the Company prior to his being appointed as a director of the Company.

On December 11, 2002, Vernon A. Brunner was issued a fully exercisable warrant to purchase up to 75,000 shares, at exercise prices of between $10.00 and $20.00 per share. If not exercised, 25,000 shares expire on each of December 11, 2003, 2004 and 2005, respectively. The Company issued this warrant to Mr. Brunner in connection with services he rendered to the Company prior to his being appointed as a director of the Company.

COMPENSATION OF EXECUTIVE OFFICERS

SUMMARY OF COMPENSATION

The following table shows for the fiscal years ended December 31, 2001 and 2002, compensation awarded or paid to, or earned by, the Company's Chief Executive Officer, its other four most highly compensated executive officers at December 31, 2002, and two former executive officers who departed from the Company during fiscal year 2002 (the "Named Executive Officers"):

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation Awards	
Name and Principal Position	**Year(1)**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)(2)**	**Securities Underlying Options (#)**	**All Other Compensation ($)**
Dr. James R. Mault(3)	2002	$251,923	$62,500	$0	320,833	$ 0
Chairman and Chief Executive Officer	2001	249,359	0	0	0	0
Dr. Noel L. Johnson(4)	2002	$204,629	$50,000	$0	211,166	$ 0
Chief Technology Officer	2001	199,503	12,500	0	0	0
Stephen E. Webb(5)	2002	$178,462	$ 2,500	$0	303,391	$ 0
Chief Financial Officer	2001	0	0	0	0	0
Kamal Hamid(6)	2002	$178,231	$ 2,500	$0	90,887	$ 0
Vice President, Investor Relations and Strategic Planning	2001	$179,539	0	0	0	0
Jay T. Kearney(7)	2002	$155,961	$ 2,500	$0	89,772	$ 0
Vice President, Clinical Affairs	2001	135,231	0	0	0	0
Scott K. Meyer	2002	$147,692	$ 0	$0	160,000	$115,239(8)
Former Chief Marketing Officer	2001	0	0	0	0	0
Mark B. Mondry	2002	$ 90,000	$ 0	$0	79,999	$112,399(9)
Former Vice President, General Counsel	2001	179,705	0	0	0	0

(1) As permitted by rules promulgated by the SEC, no amounts are shown for fiscal year 2000.

(2) As permitted by rules promulgated by the SEC, no amounts are shown with respect to certain "perquisites," where such amounts do not exceed the lesser of 10% of bonus plus salary or $50,000.

(3) A $60,000 cash bonus was paid to Dr. Mault in 2002 for his performance during fiscal 2001 and a $2,500 cash bonus was paid to Dr. Mault in February 2003 for his performance during 2002. In 2003, Dr. Mault was granted an option to purchase 47,500 shares at an exercise price of $2.55 per share under our 2002 Stock Plan for his performance in 2002.

(4) A $35,000 cash bonus was paid to Dr. Johnson in 2002 for his performance during fiscal 2001 and a $12,500 bonus was paid to Dr. Johnson in 2002 in connection with our obtaining FDA 510(k) clearance on one of our devices. A $2,500 cash bonus was paid to Dr. Johnson in February 2003 for his performance during 2002. In 2003, Dr. Johnson was granted an option to purchase 47,500 shares at an exercise price of $2.55 per share under our 2002 Stock Plan for his performance in 2002.

(5) A $2,500 cash bonus was paid to Mr. Webb in February 2003 for his performance during 2002. In 2003, Mr. Webb was granted an option to purchase 36,370 shares at an exercise price of $2.55 per share under our 2002 Stock Plan for his performance in 2002.

(6) A $2,500 cash bonus was paid to Mr. Hamid in February 2003 for his performance during 2002. In 2003, Mr. Hamid was granted an option to purchase 34,887 shares at an exercise price of $2.55 per share under our 2002 Stock Plan for his performance in 2002.

(7) A $2,500 cash bonus was paid to Mr. Kearney in February 2003 for his performance during 2002. In 2003, Mr. Kearney was granted an option to purchase 25,756 shares at an exercise price of $2.55 per share under our 2002 Stock Plan for his performance in 2002.

(8) Mr. Meyer's employment with us terminated as of December 31, 2002. Mr. Meyer received $10,210.03 in relocation expense in connection with his employment and $5,028.85 in vacation pay-out in connection with his termination of employment. Pursuant to the terms of a separation agreement and release, Mr. Meyer received a severance payment in the amount of $100,000, which equals twenty-six weeks of his base salary. (See "Employment, Severance and Change of Control Agreement" below).

(9) Mr. Mondry's employment with us terminated as of June 28, 2002. Mr. Mondry received $103,846.20 in severance and $8,552.60 in vacation pay-out in connection with this termination of employment. (See "Employment, Severance and Change of Control Agreement" below).

STOCK OPTION GRANTS AND EXERCISES

The Company grants options to its executive officers under its 1998 Stock Plan (the "1998 Plan") and its 2002 Stock Plan (the "2002 Stock Plan", collectively with the 1998 Plan, the "Incentive Plans"). As of December 31, 2002, options to purchase 4,483,180 shares were outstanding under the Incentive Plans and options to purchase 2,534,887 shares remained available for grant.

The following tables show for the fiscal year ended December 31, 2002, certain information regarding options granted to, exercised by, and held at year end by, the Named Executive Officers:

Option Grants in Fiscal 2002

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Option Term(1)	
Name	Number of Securities Underlying Options Granted (#)(2)	Percentage of Total Options Granted to Employees in Fiscal 2002(3)	Exercise Price ($/Sh)	Expiration Date	5% ($)	10% ($)
Dr. James R. Mault	213,333	8.96%	$2.888	01/22/07(4)	$209,535	$ 475,363
	60,000(5)		$6.050	07/31/07(4)	$123,455	$ 280,077
Dr. Noel L. Johnson	173,333	6.99%	$2.625	01/22/12	$286,147	$ 725,151
	40,000(5)		$6.050	07/31/12	$152,193	$ 385,686
Stephen E. Webb	151,941	8.74%	$7.500	04/03/12	$716,662	$1,816,161
	66,720		$7.500	07/10/12	$314,699	$ 797,509
	48,000(5)		$6.050	07/31/12	$182,631	$ 462,823
Kamal Hamid	36,000	1.84%	$7.500	07/10/12	$169,802	$ 430,310
	20,000(5)		$6.050	07/31/12	$ 76,096	$ 192,843
Jay T. Kearney	20,000	2.10%	$2.625	01/22/12	$ 33,017	$ 83,671
	44,016		$7.500	07/10/12	$207,611	$ 526,126
Scott K. Meyer	160,000(6)	5.25%	$7.500	04/23/12	$754,674	$1,912,491
Mark B. Mondry	33,333(7)	1.09%	$2.625	01/22/12	$ 55,027	$ 139,451

(1) The potential realizable value is based on the term of the option at its time of grant. It is calculated by assuming that the stock price on the date of grant appreciates at the indicated annual rate, compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. These amounts represent certain assumed rates of appreciation only, in accordance with the rules of the SEC, and do not reflect the Company's estimate or projection of future stock price performance. Actual gains, if any, are dependent on the actual future performance of the Company's common stock and no gain to the optionee is possible unless the stock price increases over the option term, which will benefit all stockholders.

(2) Unless otherwise noted, options were granted under the 1998 Plan and vest over a four-year period, 25% after one year and in equal monthly installments thereafter for 36 months until fully vested. The options will fully vest upon a change of control, as defined in the Company's Incentive Plans, unless the acquiring company assumes the options or substitutes similar options.

(3) Based on options to purchase 3,050,146 shares granted in 2002.

(4) Dr. Mault's options have a term of five years.

(5) These options were granted under the 2002 Stock Plan as awards relating to such person's individual participation in the initial public offering process and are fully vested and immediately exercisable.

(6) Upon Mr. Meyer's termination with the Company, 20,000 shares under this stock option grant were accelerated and, if not exercised, will expire on March 31, 2003. The remaining 140,000 shares have lapsed and are no longer exercisable.

(7) Upon Mr. Mondry's termination with the Company, 29,352 of his options were accelerated and, in September 2002, Mr. Mondry exercised his vested shares. All remaining shares under stock options granted to Mr. Mondry have lapsed and are no longer exercisable.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUES

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at FY-End (#)(1)		Value of Unexercised In-the-Money Options at December 31, 2002 ($)(2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Dr. James R. Mault	—	—	448,888	224,445	$1,800,885	$768,341
Dr. Noel L. Johnson	—	—	440,000	173,333	$2,095,600	$628,332
Stephen E. Webb	—	—	48,000	218,661	$ 9,600	$ 0
Kamal Hamid	—	—	61,666	74,334	$ 155,039	$138,961
Jay T. Kearney	—	—	25,000	65,682	$ 90,625	$ 78,539
Scott K. Meyer(3)	—	—	20,000	140,000	$ 0	$ 0
Mark B. Mondry	59,166	$114,828(4)	0	0	$ 0	$ 0

1 Includes both "in-the-money" and "out-of-the-money" options. "In-the-money" options are options with exercise prices below the market price of the Company's common stock at December 31, 2002.

2 Value is based on the fair market value of the Company's common stock at December 31, 2002 ($6.25) with respect to in-the-money options, minus the exercise price of the options.

3 Under Mr. Meyer's termination with the Company, 20,000 shares were accelerated and, if not exercised, will expire on March 31, 2003. The 140,000 shares have lapsed and are no longer exercisable.

4 Based on the fair market value of the underlying shares on the date of exercise less the exercise price of $4.27 per share.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides certain information with respect to all of the Company's equity compensation plans in effect as of December 31, 2002.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders(1)	4,508,180	$ 4.44	3,643,2201
Equity compensation plans not approved by security holders(2)	2,438,169	$15.51	N/A
Total	6,9465,349		3,643,220

1 Includes 933,333 shares authorized for issuance under our Employee Stock Purchase Plan, under which no shares were issued and outstanding as of December 31, 2002. Each of the 2002 Stock Plan, the 2002 Directors Option Plan and the Employee Stock Purchase Plan contain evergreen provisions that automatically provides an annual increase in the number of securities available for issuance under each plan as of January 1st of each year.

The 2002 Stock Plan provides for annual increases in the number of shares available for issuance on the first day of each fiscal year, beginning with our fiscal year 2003, equal to the lesser of (a) 5% of the outstanding shares of common stock on the first day of our fiscal year, (b) 1,200,000 shares, or (c) an amount our board may determine.

The 2002 Directors Option Plan provides for an annual increases in the number of shares available for issuance under it on the first day of each fiscal year, beginning with our fiscal year 2003, equal to the lesser of the number of shares granted pursuant to options under the this plan in the prior fiscal year, or an amount determined by our board.

The Employee Stock Purchase Plan provides for annual increases in the number of shares available for issuance on the first day of each fiscal year, beginning with our fiscal year 2003, equal to the lesser of (a) 2% of the outstanding shares of common stock on the first day of our fiscal year, (b) 533,333 shares, or (c) an amount our board may determine.

2 In May 2002, pursuant to a strategic alliance agreement, we issued a fully vested warrant to purchase 1,942,200 shares of common stock. Twenty percent of the warrant will be exercisable in full or in part in each of September 2002, December 2002, March 2003 and June 2003. Ten percent of the warrant will be exercisable in full or in part in each of September 2003 and December 2003. The warrant will terminate on December 31, 2003.

In September 2002, we issued a fully vested warrant to James Dennis, who later was appointed to serve as our president and chief operating officer, to purchase an aggregate of 76,000 shares of common stock, of which 40,000 shares are exercisable at an exercise price of $7.50 per share expiring on September 26, 2004, and the remaining 36,000 shares are exercisable at an exercise price of $10.00 per share expiring on September 26, 2005.

In December 2002, we issued four fully vested warrants to consultants to purchase an aggregate of 400,000 shares of common stock, of which 150,000 shares are exercisable at an exercise price of $10.00 per share expiring December 11, 2003, 150,000 shares are exercisable at an exercise price of $15.00 per share expiring December 11, 2004 and 100,000 shares are exercisable at an exercise price of $20.00 expiring December 11, 2005.

In December 2002, we issued a warrant to purchase 625,000 shares of common stock at prices ranging from $15.00 to $50.00 per share to a consultant for services based upon the acquisition of or introduction into certain distribution channels for its health monitoring products. The warrants become exercisable upon the occurrence of seven defined events. As of December 31, 2002, the condition for one event was met granting the consultant the right to purchase up to 225,000 shares of common stock at an exercise price of $15.00 per share expiring December 11, 2003.

EMPLOYMENT, SEVERANCE AND CHANGE OF CONTROL AGREEMENTS

In April 2002, we entered into a change of control agreement with Kamal Hamid that entitles him to accelerated vesting of all stock options and shares of restricted stock upon involuntary termination of employment with the company within eighteen months of a change of control of the company. Under the change of control agreement, Mr. Hamid is also entitled to one year's severance pay and benefits following such involuntary termination.

In May 2002, we entered into a separation agreement with Mark Mondry, our former Vice President and General Counsel, in connection with his resignation, which became effective on June 28, 2002. Pursuant to the terms of the separation agreement, Mr. Mondry received a severance payment of approximately $104,000 and accelerated vesting on options to purchase 29,352 shares of our common stock, in exchange for a release of all claims by Mr. Mondry and his continued service to us through the initial public offering.

In July 2002, we entered into an employment offer letter with DeWayne R. Youngberg providing that his employment with us is at will and may be terminated at any time with or without cause. In addition, Mr. Youngberg also executed a change of control agreement, which entitles him to accelerated vesting of all stock options and shares of restricted stock upon involuntary termination of employment with the company within eighteen months of a change of control of the Company. Under the change of control agreement, Mr. Youngberg is also entitled to one year's severance pay and benefits following such involuntary termination.

On September 13, 2002, we entered into a new Employment Agreement with James R. Mault, M.D., our Chairman and Chief Executive Officer. The agreement provides for an annual base salary of $250,000 and eligibility to receive an annual bonus pursuant to our Performance Management & Annual Bonus Plan equal to 40% of his base salary based upon the Company's achievement of certain performance targets set forth under such plan. Upon termination by Dr. Mault for good reason, he is entitled to receive the greater of his base salary for a period of 24 months or $400,000, a lump-sum payment equal to 100% of his target bonus for the year of termination, immediate vesting of all stock options and continuation of his group health coverage for a period not to exceed 24 months. Upon a termination due to Dr. Mault's disability, he is entitled to receive the greater of 12 months severance or $400,000, a lump-sum payment equal to 100% of his target bonus for the year of termination and the immediate vesting of options that would have been vested during the twelve-month period following such termination. Upon change of control, Dr. Mault is entitled to receive the greater of 12 months severance or $400,000, a lump-sum payment equal to 100% of his target bonus for the year of termination and continued health coverage for 12 months for such date of termination.

Scott K. Meyer and the Company entered into a Separation Agreement, dated November 5, 2002. Pursuant to the terms of the separation agreement, Mr. Meyer received a severance payment in the amount of $100,000 which equals twenty-six (26) weeks of his current base salary and accelerated vesting on options to purchase 20,000 shares of our common stock, in exchange for a release of all claims by Mr. Meyer.

On February 22, 2003, we entered into an employment offer letter with Alexander MacPherson providing that his employment with us may be terminated at any time with or without cause. Mr. MacPhersons' employment offer letter provided that he be granted an option to purchase 200,000 shares of our common stock pursuant to our 2002 Stock Plan. Upon termination of Mr. MacPherson for other than "cause" he is entitled to receive his base salary for a period of 12 months, the average of his most recent two years' bonuses, each in accordance with our standard payroll policies, and continuation of his group health coverage for the same period. Mr. MacPherson is subject to confidentiality and invention assignment requirements under his employment offer letter. In March 2003, we also entered into a change of control agreement with Mr. MacPherson that entitles him to accelerated vesting of all stock options and shares of restricted stock upon involuntary termination of employment with the company within eighteen months of a change of control of the company. Under the change of control agreement, Mr. MacPherson is also entitled to one year's severance pay and benefits following such involuntary termination.

On March 7, 2003, we entered into an Employment Agreement with Stephen E. Webb, our Chief Financial Officer. The agreement provides for an annual base salary of $225,000 and eligibility to receive an annual bonus pursuant to our Performance Management & Annual Bonus Plan equal to 40% of his base salary based 100% upon the Company's achievement of certain performance targets set forth under such plan. Upon termination of Mr. Webb for other than "cause", death or disability he is entitled to receive his base salary for a period of 18 months, in accordance with our standard payroll policies, and continuation of his group health coverage for a period not to exceed 18 months. In addition, the Compensation Committee or the Board may, in its discretion, determine that Mr. Webb should also receive a lump sum payment of all or a portion of his target bonus for the year of termination and immediate vesting on all or a portion of the unvested portion of his stock options. Upon a termination due to Mr. Webb's death or disability, he is entitled to receive twelve months severance, in accordance with our standard payroll policies, a lump-sum payment equal to 100% of his target bonus for the year of termination, immediate vesting as to the number of shares that would have otherwise vested during the twelve-month period following such termination, and continuation of his group health coverage for a period not to exceed 12 months. Effective upon the consummation of a change of control, Mr. Webb is entitled to immediate vesting of all stock options and shares of restricted stock. Upon termination by Mr. Webb for good reason for a period of 12 months following a change of control, he is entitled to receive his base salary for a period of 18 months, a lump-sum payment equal to 100% of his target bonus for the year of termination and continuation of his group health coverage for a period not to exceed 18 months.

On March 7, 2003, we entered into an Employment Agreement with James W. Dennis, our President and Chief Operating Officer. The agreement provides for an annual base salary of $230,000 and eligibility to receive an annual bonus pursuant to our Performance Management & Annual Bonus Plan equal to 40% of his base salary based 100% upon the Company's achievement of certain performance targets set forth under such plan. Upon termination of Mr. Dennis for other than "cause", death or disability he is entitled to receive his base salary for a period of 18 months, in accordance with our standard payroll policies, and continuation of his group health coverage for a period not to exceed 18 months. In addition, the Compensation Committee or the Board may, in its discretion, determine that Mr. Dennis should also receive a lump sum payment of all or a portion of his target bonus for the year of termination and immediate vesting on all or a portion of the unvested portion of his stock options. Upon a termination due to Mr. Dennis' death or disability, he is entitled to receive twelve months severance, in accordance with our standard payroll policies, a lump-sum payment equal to 100% of his target bonus for the year of termination, immediate vesting as to the number of shares that would have otherwise vested during the twelve-month period following such termination, and continuation of his group health coverage for a period not to exceed 12 months. Effective upon the consummation of a change of control, Mr. Dennis is entitled to immediate vesting of all stock options and shares of restricted stock. Upon termination by Mr. Dennis for good reason for a period of 12 months following a change of control, he is entitled to receive his base salary for a period of 18 months, a lump-sum payment equal to 100% of his target bonus for the year of termination and continuation of his group health coverage for a period not to exceed 18 months.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION(2)

During fiscal 2002, the Compensation Committee of the Board (the "Compensation Committee") consisted of Messrs. Rothstein and Theis, neither of whom is an officer or an employee of the Company. The Compensation Committee evaluates the performance of the Company's Chief Executive Officer ("CEO"), reviews the performance of other executive officers and reviews and approves or recommends to the Board general compensation levels, policies and programs.

General Compensation Policy

Compensation Philosophy. The Compensation Committee believes that the Company's overall compensation program should relate to creating shareholder value. Accordingly, the compensation program is designed to attract and retain talented executives and technical personnel, to reward achievement of the Company's short-term and long-term performance goals, to link executive compensation to shareholder interests through equity-based plans, and to recognize and reward individual contributions to operating group and Company-wide performance objectives.

Components of Executive Compensation. During fiscal 2002, compensation for the Company's executive officers consisted of base salary, participation in an annual incentive compensation program and longer-term equity incentives. The Compensation Committee believes that the compensation of the CEO and the Company's other executive officers should be greatly influenced by the Company's performance. Consistent with this philosophy, a designated portion of the compensation of each executive is contingent upon corporate performance and adjusted where appropriate, based on an executive's performance against personal performance objectives. The Compensation Committee calibrated each component to a competitive market position based on executive compensation surveys and reports, third party compensation specialists and other relevant information. The Company also offers to its executive officers participation (with all other eligible employees of the Company) in its 401(k) Plan, and certain other benefits available generally to employees of the Company.

Cash-Based Compensation

Base Salary. The Compensation Committee determines the base salary of the CEO and reviews and approves base salaries for each of the Company's other executive officers annually in connection with annual performance reviews. In adjusting base salaries, the Compensation Committee examines both qualitative and quantitative factors relating to corporate and individual performance. In many instances, the qualitative factors necessarily involve a subjective assessment by the Compensation Committee. The Compensation Committee neither bases its considerations on any single performance factor nor does it specifically assign relative weights to factors but rather considers a mix of factors and evaluates individual performance against that mix both in absolute terms and in relation to other Company executives. Generally, in approving salary adjustments for executive officers (other than the CEO), the Compensation Committee considers the evaluation and recommendations of the Company's CEO.

The Compensation Committee reviews an independent survey of compensation of executive officers of other medical device companies to enable it to set base salaries based on each executive officer's level of responsibility and within the parameters of companies of comparable size in the Company's industry.

Generally, base salaries paid to executive officers, other than the CEO, for fiscal 2002 were set at levels equal to approximately the average of salaries paid to executives under the independent survey. The base salary for the CEO was set slightly higher than the average under the independent survey. This is consistent with the Compensation Committee's objective of attracting and retaining executives whose skills and potential rank above the norm.

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(2) The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of the Company under the 1933 Act or 1934 Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

During fiscal 2002, consistent with the principles discussed in the prior paragraph, the Compensation Committee approved an average salary adjustment for executive officers, other than the CEO, of 4.4%. In addition to individual and corporate performance, the factors considered include relative salaries and responsibilities in the Company, factors such as inflation and the competitive environment relative to other medical devise companies, independent survey data, number of years with the Company and anticipated future responsibilities of each individual within the next year.

Annual Incentive Compensation Opportunities. The Company maintains annual incentive compensation programs to reward all employees for attaining defined performance goals. The programs are designed to attract and motivate employees, and they are closely tied to corporate performance to enhance shareholder value and encourage profit and revenue growth. For all employees, incentive compensation payments are based on Company-wide performance targets, individual performance and the performance of particular operating groups within the Company.

Incentive Bonus Compensation. In 2002, the Compensation Committee approved an incentive bonus program based on performance results for fiscal 2002, in which all officers, including the CEO, participated. Under the incentive bonus program in 2002, the Compensation Committee set a target bonus for each executive officer of 40% of such executive's salary based 70% on Company goals and 30% on pre-established and documented personal goals; with the exception of each of the CEO, James R. Mault, M.D. and the Chief Technology Officer, Dr. Noel L. Johnson whose target bonus was based 100% on Company goals. This program determined incentive compensation payments based on the Company's revenue for 2002. Under the program, it was possible to achieve between 25% and 150% of such executives target bonus based on the Company's 2002 revenue. In 2002, the Company achieved 87% of its revenue target, which equated to 25% of the Company goal component; however the Compensation Committee limited the payment to $2,500 for each executive officer.

Equity Incentives

The Company utilizes its 1998 Stock Incentive Plan and 2002 Stock Plan (the "Plans") to further align the interests of stockholders and management by providing executive officers and other employees with a significant economic interest in the long-term appreciation of the Company's stock. Generally, options under these Plans are granted with exercise prices set at 100% of the fair market value of the underlying stock on the date of grant and have a term of ten years.

Options are generally subject to vesting over forty-eight months which is designed to motivate option holders to achieve stated objectives, thereby aiding the Company's efforts to maximize revenue and profit together with shareholder value, and to remain with the Company for the long-term. In determining the number of shares subject to an option to be granted to an executive officer, the Compensation Committee takes into account the officer's position and level of responsibility within the Company, the officer's existing stock and unvested option holdings, the potential reward to the officer if the stock price appreciates in the public market, and the competitiveness of the officer's overall compensation arrangements, including stock options, although outstanding performance by an individual may also be taken into consideration. Option grants may also be made to new executives upon commencement of employment and, on occasion, to executives in connection with a significant change in job responsibility. The Compensation Committee may grant options taking into account multiple year periods. Out of a total of 3,050,146 options granted in fiscal 2002, our executive officers received grants for an aggregate of 1,752,025 shares, or approximately 57.4% of the total options granted in fiscal 2002. In 2003, the Compensation Committee approved the grant of options to each of the executive officers under the 2002 Stock Plan for their performance in 2002.

Additional long-term equity incentives are provided through the Employee Stock Purchase Plan in which all eligible employees, including eligible executive officers of the Company, may purchase stock of the Company, subject to specified limits, at 85% of fair market value.

CEO Compensation

The Compensation Committee uses the same procedures described above in setting the salary and equity awards for the compensation package of James R. Mault, M.D., our CEO. Dr. Mault's compensation package for fiscal 2002 consisted of an annual base salary of $251,923, participation in the Company's executive incentive compensation program and two stock option grants. Under the executive incentive compensation program, Dr. Mault received an incentive payment of $60,000 for his performance in fiscal 2001 and $2,500 for his performance in fiscal 2002.

Federal Tax Considerations

Section 162(m) of the Internal Revenue Code (the "Code") limits the Company to a deduction for federal income tax purposes of no more than $1 million of compensation paid to certain Named Executive Officers in a taxable year. Compensation above $1 million may be deducted if it is "performance-based compensation" within the meaning of the Code.

The statute containing this law and applicable Treasury regulations offer a number of transitional exceptions to this deduction limit for pre-existing compensation plans, arrangements and binding contracts. As a result, the Compensation Committee believes that the present time, it is quite unlikely that the compensation paid to any Named Executive Officer in a taxable year that is subject to the deduction limit will exceed $1 million. Therefore, the Compensation Committee has not yet established a policy for determining which forms of incentive compensation awarded to its National Executive Officers shall be designed to qualify as "performance-based compensation." The Compensation Committee intends to continue to evaluate the effects of the statute and any applicable Treasury regulations and to comply with Code section 162(m) in the future to the extent consistent with HealtheTech's best interests.

COMPENSATION COMMITTEE

Charles P. Rothstein
Robert I. Theis

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

As noted above, the Company's Compensation Committee consists of Messrs. Rothstein and Theis. None of these individuals is or has been an officer of HealtheTech. None of our executive officers serve as a member of the Board of Directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

PERFORMANCE MEASUREMENT COMPARISON[1]

The following graph shows the total stockholder return of an investment of $100 in cash on July 17, 2002 for (i) the Company's common stock, (ii) the Standards & Poor's 500 Index (the "S&P 500"), and (iii) the Dow Jones Medical Products Index. All values assume reinvestment of the full amount of all dividends and are calculated as of the last day of the 2002 fiscal year:



Comparison of Cumulative Total Return
Assumes Initial Investment of $100
December 31, 2002
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
Dollars
7/12/2002
12/31/2002
Healthetech, Inc.
S & P 500[2]
Dow Jones Medical Products Index

(1) This Section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of the Company under the 1933 Act or the 1934 Act whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

(2) The S&P 500 Index is calculated using a market cap weighing methodology.

CERTAIN TRANSACTIONS

Our director, Mr. Allen Krass, is a stockholder of the law firm of Gifford, Krass, Groh, Sprinkle, Anderson & Citkowski, P.C. Gifford, Krass has been providing legal services to us related to intellectual property matters since February 1998. We paid legal fees with Gifford, Krass of approximately $770,000 in 2002 and anticipate incurring similar legal fees in 2003.

On May 22, 2002, James R. Mault, M.D., our Chief Executive Officer, assigned certain patent rights and intellectual property, to us. On July 17, 2002, we paid $1.75 million to Dr. Mault, as partial consideration for the sale and assignment of such patent rights to us. In addition, to the extent that we develop cardiac output devices that incorporate technologies covered by the patent rights, we must pay Dr. Mault royalties based on revenues received from the sale of such products, initially at a rate of 3% of revenues and then at declining percentages based on pre-determined sale thresholds, up to a maximum of $6 million.

On July 17, 2002, Dr. Mault exercised a warrant to purchase 266,666 shares of the Company's common stock at $1.03 per share, with a net value realized (the difference between the exercise price and the fair market value of such shares, based on the closing sales price reported on the Nasdaq National Market for the date of exercise) of $1,725,329.

On September 27, 2002, we entered into a consulting agreement with James W. Dennis, who was later appointed to serve as our President and Chief Operating Officer. Under the terms of this agreement, Mr. Dennis was issued a warrant to purchase an aggregate of 76,000 shares of our common stock, of which 40,000 shares are exercisable at a price per share $7.50 and, if not exercised, expire on September 26, 2004, and the remaining 36,000 shares are exercisable at a price per share of $10.00 per share and, if not exercised, expire on September 26, 2005.

On December 11, 2002, Vernon A. Brunner was issued a fully exercisable warrant to purchase up to 75,000 shares, at exercise prices of between $10.00 and $20.00 per shares. If not exercised, 25,000 shares expire on each of December 11, 2003, 2004 and 2005, respectively. The Company issued this warrant to Mr. Brunner in connection with services he rendered to the Company prior to his being appointed as a director of the Company.

The Company has entered into indemnity agreements with certain officers and directors which provide, among other things, that the Company will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of the Company, and otherwise to the fullest extent permitted under Delaware law and the Company's Bylaws.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are HealtheTech's stockholders will be "householding" our proxy materials. A single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, please notify your broker, direct your written request to HealtheTech, Inc., 523 Park Point Drive, 3rd Floor, Golden, Colorado 80401, Attention: Corporate Secretary. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker.

OTHER MATTERS

The Board of Directors knows of no other matters that will be presented for consideration at the 2002 Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

/s/ DeWayne R. Youngberg

DeWayne R. Youngberg
Secretary

April 7, 2003

A copy of HealtheTech's Annual Report to the Securities and Exchange Commission on Form 10-K for the fiscal year ended December 31, 2002 is available without charge upon written request to: Corporate Secretary, HealtheTech, Inc., 523 Park Point Drive, 3rd Floor, Golden, Colorado 80401.



APPENDIX A

CHARTER FOR THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF HEALTHETECH, INC.

PURPOSE:

The purpose of the Audit Committee of the Board of Directors of HealtheTech, Inc. (the "Company") shall be:

- to provide oversight and monitoring of Company management and the independent auditors and their activities with respect to the Company's financial reporting process, including the financial reports and other financial information provided by the Company to any governmental or regulating body, the public or other users thereof;
- to provide the Company's Board of Directors with the results of its monitoring and recommendations derived therefrom;
- to nominate to the Board of Directors independent auditors to audit the Company's financial statements and oversee the activities and independence of the auditors; and
- to provide to the Board of Directors such additional information and materials as it may deem necessary to make the Board of Directors aware of significant financial matters that require the attention of the Board of Directors.

The Audit Committee will undertake those specific duties and responsibilities listed below and such other duties as the Board of Directors may from time to time prescribe.

MEMBERSHIP:

The Audit Committee members will be appointed by, and will serve at the discretion of, the Board of Directors and will consist of at least three members of the Board of Directors. The members of the Audit Committee will meet the following criteria:

1. Each member will be an independent director, in accordance with the Nasdaq National Market Audit Committee requirements;
2. Each member will be able to read and understand fundamental financial statements, in accordance with the Nasdaq National Market Audit Committee requirements; and
3. At least one member will have past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background, including a current or past position as a chief executive or financial officer or other senior officer with financial oversight responsibilities.

RESPONSIBILITIES:

The responsibilities of the Audit Committee shall include:

- Providing oversight and monitoring of Company management and the independent auditors and their activities with respect to the Company's financial reporting process;
- Reviewing the management letter from the outside auditors and discussing with management and the outside auditors the quality and adequacy of the Company's internal controls;
- Recommending the selection and, where appropriate, replacement of the independent auditors to the Board of Directors;

- Reviewing fee arrangements with the independent auditors;
- Reviewing the independent auditors' proposed audit scope, approach and independence;
- Reviewing the performance of the independent auditors, who shall be accountable to the Board of Directors and the Audit Committee;
- Requesting from the independent auditors a formal written statement delineating all relationships between the auditor and the Company, consistent with Independent Standards Board Standard No. 1, and engaging in a dialogue with the auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditors;
- Directing the Company's independent auditors to review before filing with the SEC the Company's interim financial statements included in Quarterly Reports on Form 10-Q, using professional standards and procedures for conducting such reviews;
- Discussing with the Company's independent auditors the matters required to be discussed by Statement on Accounting Standard No. 61, as it may be modified or supplemented;
- Reviewing with management, before release, the audited financial statements and Management's Discussion and Analysis in the Company's Annual Report on Form 10-K;
- Reviewing with management, prior to filing, the quarterly financial statements and Management's Discussion and Analysis included in the Company's Quarterly Reports on Form 10-Q;
- Providing a report in the Company's proxy statement in accordance with the requirements of Item 306 of Regulation S-K and Item 7(e) (3) of Schedule 14A;
- Reviewing and reassessing the adequacy of its charter annually and determining whether to recommend to the Board of Directors if the Audit Committee charter should be reaffirmed or modified;
- Review management's compliance with the Company's Foreign Corrupt Practices Act Policy;
- Self-assessment of the Audit Committee's performance;
- Recommend procedures for changes in financial and accounting personnel of the Company;
- Reviewing the Audit Committee's own structure, processes and membership requirements; and
- Performing such other duties as may be requested by the Board of Directors.

MEETINGS:

The Audit Committee will meet at least quarterly or more frequently as circumstances dictate. The Audit Committee may establish its own schedule, which it will provide to the Board of Directors in advance.

The Audit Committee will meet separately with the independent auditors as well as members of the Company's management as it deems appropriate in order to review the financial controls of the Company.

MINUTES:

The Audit Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board of Directors.

REPORTS:

Apart from the report prepared pursuant to Item 306 of Regulation S-K and Item 7(e) (3) of Schedule 14A, the Audit Committee will summarize its examinations and recommendations to the Board from time to time as may be appropriate, consistent with the Committee's charter.

ANNUAL MEETING OF STOCKHOLDERS OF

HEALTHETECH, INC.

Wednesday, May 7, 2003

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

Please detach and mail in the envelope provided.

☐

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS AND "FOR" PROPOSAL 2. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. Election of Class I Directors

NOMINEES FOR CLASS I DIRECTORS:

☐ FOR ALL NOMINEES — O (01) Khalid Al-Mansour

☐ WITHHOLD AUTHORITY FOR ALL NOMINEES — O (02) Vernon A. Brunner

☐ FOR ALL EXCEPT (See instructions below) — O (03) Allen M. Krass

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

	FOR	AGAINST	ABSTAIN
2. Proposal to ratify selection by the Audit Committee of the Board of Directors of KMPG LLP as the Company's independent auditors for the year ending December 31, 2003.	☐	☐	☐

3. In accordance with their discretion upon such other matters as may properly come before the meeting and any adjournments thereof.

WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED BY THE UNDERSIGNED STOCKHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE PROPOSALS SET FORTH HEREIN.

PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

Signature of Stockholder ________ Date: ________ Signature of Stockholder ________ Date: ________

☐ Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, pleases sign in partnership name by authorized person. ☐

HEALTHETECH, INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints James R. Mault, M.D. and Stephen E. Webb, jointly or individually, as proxies, each with full power of substitution, and hereby authorizes them to represent and to vote, as directed below, all common shares of beneficial interest, par value $0.001 per share, of HealtheTech, Inc. (the "Company"), that the undersigned would be entitled to vote if personally present at the Annual Meeting of Stockholders of the Company to be held on Wednesday, May 7, 2003, or any adjournments thereof, as follows on the reverse side.

(Continued and to be signed on the reverse side)


SEC MAIL PROCESSING
RECEIVED
APR 0 9 2003
WASH. D.C.
184
SECTION

healthetech™

HealtheTech, Inc.
523 Park Point Drive
Golden, Colorado 80401
1.800.345.4207

P/N: 960-0158-01-A, Printed in the U